UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07049449

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 9 2007
WASH. D.C.
199

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

P.E.

Dated: March 19, 2007

Commission File Number: 001-13184

TECK COMINCO LIMITED
(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ✓

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _X_ No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183

PROCESSED

APR 0 4 2007

THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited
(Registrant)

Date: March 19, 2007

By: [signature]
Karen L. Dunfee
Corporate Secretary



teckcominco

ANNUAL REPORT 2006

This is More than a Rock

Strong results from a solid team

2006 saw strong demand and prices which rose accordingly, resulting in earnings that are unmatched in the Company's history. None of this would have been possible without our infrastructure, planning, and above all, the Teck Cominco people who rose to the challenge to meet the unprecedented demand for our products.

REVENUE BY PRODUCT

($ in millions)	2006	2005
Smelting and Refining	**$ 1,373**	$ 799
Mine Operations		
Zinc	**1,533**	667
Lead	**187**	111
Copper	**1,922**	1,208
Molybdenum	**198**	326
Coal	**1,177**	1,173
Gold	**149**	131
Total	**$ 6,539**	$ 4,415

OPERATING PROFIT BY OPERATION

($ in millions)	2006	2005
Trail (zinc, lead)	**$ 395**	$ 134
Red Dog (zinc, lead)	**1,079**	325
HVC (copper, molybdenum)	**1,019**	613
Antamina (copper, zinc)	**598**	355
Elk Valley (coal)	**444**	512
Hemlo (gold)	**7**	9
Other	**19**	14
Total	**$ 3,561**	$ 1,962

All dollar amounts expressed throughout this report are in Canadian dollars unless otherwise noted.


185
314
1,109
1,647
2,606
02
03
04
05
06

CASH FLOW
($ million)


13
134
617
1,345
2,431
02
03
04
05
06

NET EARNINGS
($ million)


2,042
2,228
3,428
4,415
6,539
02
03
04
05
06

REVENUE
($ million)

Meeting the global need for minerals


Red Dog
FAIRBANKS
Pogo
Fort Hills
Highland Valley Copper
Elk Valley Coal
Trail
Pend Oreille
VANCOUVER
Hemlo
TORONTO
Antamina
LIMA


Lennard Shelf
PERTH

○ Zinc

Teck Cominco operates the Red Dog zinc, lead mine in Alaska, the largest zinc mine in the world, under an agreement with the NANA Regional Corporation Inc., and is a 22.5% shareholder in the Antamina copper, zinc mine in Peru, which is the world's third largest zinc concentrate producer. The company also operates the Pend Oreille zinc mine in Washington, USA. Teck Cominco also produces refined zinc, lead and specialty metals from its Trail metallurgical complex in British Columbia. The Lennard Shelf zinc operations in Western Australia, a 50/50 joint venture with Xstrata Plc, began production in January of 2007.

□ Copper

Teck Cominco produces copper from its 97.5%-owned Highland Valley Copper mine (HVC) in British Columbia and its 22.5%-owned Antamina mine in Peru. HVC and Antamina are also significant producers of molybdenum.

△ Gold

Teck Cominco produced 205,000 ounces of gold in 2006 from its two 50%-owned mines in the Hemlo district of Ontario. Construction of the 40%-owned Pogo mine in Alaska was completed in 2006. Operations commenced in January with the first gold bar poured on February 12, 2006.

◇ Coal

The Elk Valley Coal Partnership operates six coal mines in western Canada and is the second largest shipper of seaborne metallurgical coal in the world. Teck Cominco holds an effective 45.3% interest in the partnership and is the managing partner.

⬠ Oil Sands

In 2005 the company acquired a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in northern Alberta. The other partners are Petro-Canada (55%) and UTS Energy Corporation (30%).



CONTENTS

Russ Fullerton, a 27-year Teck Cominco employee, is an operator and instructor in the indium/germanium plant at our Trail operations, which set new records in zinc, indium, germanium and cadmium production in 2006. Russ is a golfer, a cyclist, and a married father of two.

ANNUAL MEETING

The annual meeting of the shareholders will be held at 11:00 a.m., April 25, 2007, in Waterfront Ballroom C, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia.

COVER IMAGE

Jerry Enyeart is a geological technician at our Pend Oreille mine who spends as much time as possible fishing—with one of his 11 grandchildren—and participating in company and community activities. He is especially proud of his work on Bull Trout recovery in the local area.

This annual report contains forward-looking statements.
Please refer to the caution on forward-looking information on page 15.

This is more than a rock. It's a precious, non
renewable resource. It's a part of a local community's
landscape and heritage. It's an economic engine. It's
the livelihood for thousands of people, and if properl
managed, the future for their children.

Contained in the rock there may be zinc, or copper, o
a host of rare and valuable trace elements. It migh
end up on someone's finger, or in the intelligen
control system on a space shuttle. It could coa
the interior surface of a flat-screen TV or the stee
framing of a high-rise building. One rock may touch
thousands of lives.

This is
Teck Cominco




teckcominco



Our contribution to the Vancouver 2010 Olympic and Paralympic Winte
Games is a significant and symbolic commitment. As the exclusive
supplier of the gold, silver and bronze for the medals, we wish to inspire
people to realize their full potential in whatever they do

Responding to global trends

The surging economic growth in Asia is not likely to be turned back, and it is reasonable to conclude that demand for metals and commodities will continue to grow.

Norman B. Keevil
Chairman



Porphyry copper/molybdenum ore from the Highland Valley Copper mine

To the shareholders:

2006 was another very good year for Teck Cominco. Cash flow from operations and earnings of $2.9 billion and $2.4 billion respectively set a record for the third consecutive year. This was the result of continued strong worldwide demand for our products, including zinc, copper, gold, molybdenum and metallurgical coal.

The year was eventful too for our $17 billion cash and share offer to acquire Inco Limited, which would have added major nickel reserves to our diversified portfolio. In the end we terminated our offer when it was topped by an all-cash bid from CVRD of Brazil, and we wish CVRD success with the acquisition.

The significant increase in world demand for metals and other commodities that has resulted from strong economic growth in China is well known. It, along with speculative interest, has resulted in record prices for and low inventories of zinc, copper and many other commodities, as well as volatility, over the last year.

The question in the minds of investors, including companies considering capital investments, is how long will this last? Is it, as some have suggested, the beginning of a "new era" or "supercycle", or is it just a strong peak in a succession of more normal cycles?

There are a number of facts that suggest that we are in store for a prolonged period of better metal prices than we experienced in the previous two decades.

First, the current strong demand should not be a surprise to anyone who follows the business. In a presentation on "Mining in the Next 20 Years" to the Cordilleran Round-Up Conference four years ago we noted that China's consumption of copper had doubled in each of the preceding five-year periods to 2001. It has doubled again in the ensuing four-year period. The story for zinc and nickel consumption is similar. While this has become more widely understood recently, the trend has been in place for some time.

Second, it was noted in our 2003 annual report that the intensity of use (consumption per capita) of metals and other commodities is much lower in emerging countries than in mature economies. China then stood at 5 pounds of copper per capita, compared with some 20 pounds in the Western world. India was at 1 pound per capita. The population of these two countries is about half that of the entire world. Both are intent on improving the standard of living of their citizens. Neither is likely to reverse this intent, although there will be ups and downs.

With emerging countries now accounting for about half of the world's GDP, it can be assumed that intensity of use of the necessary raw materials, and thus overall demand, will continue to increase.

The supply side is the other half of the equation. It is a fact that, faced with strong demand, entrepreneurial people will seek new ways to supply it. This applies to all sectors such as automobiles and semi-conductors, for example, as well as mining. Overcapacity and cyclical downturns are a natural result of human nature. Markets work.

This is what led to the 20 years of declining commodity prices, in real terms, we experienced at the end of the last century. Virtually all of the remaining known, apparently economic mineral deposits in secure jurisdictions were developed in that period, resulting in periods of oversupply and low prices until demand caught up.

While there have been some important discoveries since and there will be more given the increase in worldwide exploration efforts, the majority are in jurisdictions that are less than secure. In addition, high prices have encouraged rising nationalism and even expropriation, neither of which will encourage rapid development of new, capital-intensive projects.

Add to this shortages of essential supplies, such as tires, trucks and grinding mills, shortages of trained operating people (which resulted from the years of declining enrolment in our universities) and the trend towards industry consolidation of the last 10 years, which has reduced dramatically the number of senior operating companies worldwide, and one can conclude that rapid response on the supply side may be less likely than in earlier years.

To some extent, the more entrepreneurial or junior companies can be expected to take up the slack, and this rejuvenation of the industry is to be encouraged, but the shortage of resources and political instability will still have to be dealt with.

It is a reasonable conclusion that demand will continue to grow, with emerging economies not easily turned back, and that the response on the supply side, while inevitable, will not overbalance this for the foreseeable future.

We will continue to look for opportunities to improve the Company. They will occur, as they always have, but ones that will make a substantial difference do not occur on call, and the search process requires discipline, including resisting the temptation to overpay. Our strategy will continue to focus on quality ore reserves, people and financial strength.

In the latter respect, Teck Cominco ended the year with a cash position of $5.3 billion, and on February 12, 2007, we announced a program to buy back up to 20 million Class B shares under a normal course issuer bid over the next year. This permits the return of significant capital to shareholders while still retaining the flexibility to pursue growth prospects.

Mike Lipkewich retired as Senior Vice President, Mine Operations in 2006, after 36 years with the company. He was responsible for a succession of on-time, on-budget construction projects for Teck over the years, including Antamina, as well as ongoing mines, and we are fortunate that he will be available to continue to advise on the Fort Hills oil sands project as it moves ahead. His position has been filled capably by Peter Kukielski, previously COO of Falconbridge.

In October, we were fortunate to have Derek Pannell join our Board of Directors. Derek was CEO of Falconbridge prior to its takeover by Xstrata and was a key player with us in the partnership that built Antamina successfully. He adds another dimension to a strong, independent Board.

David Thompson, who retired as CEO in 2005, will not be standing for re-election at the next Annual Meeting, having been appointed Chair of the B.C. Coastal Health Authority. Dr. Lloyd Barber will also not be standing for re-election, having reached the Company's mandatory retirement age prior to our Annual Meeting. Their dedication and contributions to Teck Cominco over the years have been substantial and are highly appreciated by everyone in the company.

In closing, let me thank all of the people in the field, at our operations and research facilities and at head office who work every day to make this a better company.

On behalf of the Board,



Norman B. Keevil
Chairman

February 26, 2007

After a record breaking year



High-grade zinc ore from the Red Dog mine

One of our challenges is how best to deploy our financial resources. Opportunities are scarce and valuations are often quite high. But these are long term decisions and there is no rush.

Donald R. Lindsay
President and Chief Executive Officer

More than a rock, indeed. At Teck Cominco, rocks are our livelihood and our passion. We search for the right rocks all over the world. When we find them, we know how to assess them and how to determine economic viability. We know how to build mines and processing plants in remote areas and how to do so on a sustainable basis. We have a great team of people who are highly skilled and, most importantly, who are passionate about doing things the right way wherever we operate in the world. This is who we are; it is our very identity: Teck Cominco.

Our position at the end of 2006 was, quite simply, rock solid. Earnings were over $2.4 billion for the year and our year end cash balance was $5.3 billion. Further financial strength and growth capacity is demonstrated by looking at our debt maturity schedule. Notwithstanding the $5.3 billion cash balance, we have no debt due in the next five years and over half of the $1.5 billion in debt we do have doesn't mature for 29 more years. Meanwhile, in 2006 we generated over $2 billion in free cash flow.

Clearly one of our key challenges is how best to deploy this financial capacity. It is not easy; good opportunities are scarce, valuations are often quite high and our competition is also well funded. But there is no rush. These are, by their very nature, long-term decisions, and sometimes one just has to take one's time to get it right. One example was Inco. It was a unique opportunity, so we launched a bid. With each of its five core assets we had a clear plan on how to add value, so it was a good fit for us. But when CVRD, a competitor that was several times our size, decided to offer all cash, it became clear that it was not to be. We could not put our own shareholders at risk by offering over $20 billion in cash and taking on an extremely high level of debt. So we took our $130 million profit on our investment and we moved on. In the end, the Core Values we discussed in this report last year prevailed. It is who we are: Teck Cominco.

It is hard to know what 2007 holds for us. As this letter is being written, the cycle continues and commodity prices have corrected sharply. Ironically, this may create opportunities for us to grow our Company by investing at better, less lofty valuations. We will see...

MANAGEMENT

Mike Lipkewich, Senior Vice President, Mining retired during the year following 36 years of service with the Company. Mike was instrumental in building Teck Cominco into a world-class mining company. During his career, Mike played a central role in the Company's growth, including the creation of the Elk Valley Coal Partnership and our investment in the Fort Hills oil sands project. Throughout his career, Mike was a leader in our industry as well as a mentor for many mining engineers and managers.

Jim Popowich, President and Chief Executive Officer of the Elk Valley Coal Partnership, retired during the year following 37 years of service with Elk Valley Coal and its predecessors. Since the formation of Elk Valley Coal, Jim was instrumental in integrating the operations of Elk Valley Coal and achieving our synergy targets there.

I want to thank Mike and Jim for their outstanding contributions to our Company and wish them a long and very happy retirement.

During the year, a number of executive appointments were made. Peter Kukielski was appointed Executive Vice President and Chief Operating Officer. Prior to joining Teck Cominco, Peter was EVP and Chief Operating Officer at Falconbridge Ltd. Earlier in his career he held senior engineering and project management roles with BHP Billiton and Fluor Corporation. Peter is responsible for our mining and metal refining operations, marketing and sales and project development.

Boyd Payne was appointed President and Chief Executive Officer of the Elk Valley Coal Partnership. Prior to joining Elk Valley, Boyd was Vice President, Marketing, for BHP Billiton Mitsubishi Alliance. Earlier, Boyd held senior marketing positions with Fording Coal and Manalta Coal.

Len Manuel was appointed Senior Vice President and General Counsel. Len is the Company's chief counsel, advising the Board and management on legal and governance affairs while managing the Company's legal functions.

Dale Andres was appointed Vice President, International Mining, responsible for Antamina and Lennard Shelf as well as the Pogo and Hemlo gold mines. Most recently, Dale was General Manager, Underground Mines.

Greg Waller was appointed Vice President, Investor Relations and Strategic Analysis. In his new role, Greg continues to be responsible for investor relations with added responsibilities in the Company's Corporate Development function.

I am very pleased to welcome these individuals in their new roles within our senior management team, each bringing a wealth of knowledge, experience and capability to his position.

I would like to recognize the hard work and dedication of our employees in achieving outstanding results this year. Our success would not have been possible without their contribution and commitment. These achievements are recognized through incentive programs that are linked to the success of the organization on performance measures related to safety, health and environment as well as production and costs.

SAFETY AND ENVIRONMENT

Employee safety and health is one of our core values and we have worked continuously towards developing a culture of safety that transcends the workday and extends into our family lives as well. Despite our efforts, 2006 was marred by six fatalities. We were all deeply saddened by these tragic losses, and on behalf of Teck Cominco, I wish to again express my deepest sympathy and condolences to the families, friends and colleagues of these individuals. We believe that the attainment of zero incidents is achievable, and we urge our workforce and all individuals not to take risks, to carefully evaluate hazards and ensure that each and every activity can be undertaken safely.

From an environmental perspective, our operations continued to achieve a very high level of conformance with permit and regulatory requirements. As a company, we are committed to continuous improvement in all our activities, as reflected in our initiatives to expand ISO 14001 compliant and certified environmental management systems at our operations and to implement the Toward Sustainable Mining initiative of the Mining Association of Canada at our Canadian operations.

In June 2006, Teck Cominco and the U.S. Environmental Protection Agency (EPA) reached an agreement under which Teck Cominco will fund a comprehensive study of the Upper Columbia River in accordance with the standards set by EPA for a remedial investigation and feasibility study compliant with the National Contingency Plan. These studies will determine if any significant risks exist to human health or the environment as a consequence of Trail's historic disposal practices.

OPERATIONS

In 2006, high commodity prices and consistent operating performance again yielded record operating earnings from Trail, Red Dog, Highland Valley Copper and Antamina.

Red Dog achieved record operating profits for the second consecutive year and was the largest contributor to earnings of all of our operations for 2006. Operating profit rose from $325 million in 2005 to $1.1 billion in 2006, driven by strong zinc and lead prices. Red Dog's operating and financial performance was overshadowed by a tragic incident in which a geologist lost his life after being struck by a falling rock.

Pend Oreille achieved a record operating profit of $38 million despite curtailing much of its ore mining activities in the fourth quarter in order to implement a safety program of side-wall stabilization in all work areas.

Highland Valley exceeded its 2005 performance by generating a record operating profit of $1.0 billion. A new five-year collective agreement was reached with Highland Valley's employees without a work stoppage. An extension of the mine life to 2013 was implemented in 2006, and a further extension of the mine life to 2019 was approved in February 2007. The extension to 2019 is expected to add 1.5 billion pounds of copper and 14 million pounds of molybdenum for a total of 3.8 billion pounds of copper and 56 million pounds of molybdenum respectively over the revised mine life.

Earnings were over **$2.4 billion** for the year and our cash balance was **$5.3 billion.**

Teck Cominco's share of Antamina's operating profit increased to a record $598 million. Solid operating performance and high commodity prices underpinned these earnings. A new collective agreement was reached at Antamina without a work stoppage. Antamina agreed to make contributions over the next five years of 3.75% of profits towards community development programs in the vicinity of its operations. This contribution, combined with excess profit sharing and regional contributions under Peru's "Canon Minero" will result in substantial contributions from Antamina to regional development and sustainability.

Elk Valley Coal's sales of 23 million tonnes of coal yielded an operating profit to Teck Cominco of $444 million compared with $512 million in 2005. The difference was the net effect of higher price, lower sales volume and higher costs. Elk Valley's Coal Mountain Operations achieved the distinction of operating through the entire year without a lost-time injury.

Trail achieved a record operating profit of $395 million, up from 2005's operating profit of $134 million. Trail's continued focus on performance and productivity resulted in new production records for KIVCET furnace processed a record amount of material.

In 2006, Trail commenced the processing of electronic scrap. Once proven, this process will address a critical environmental issue. In September, I had the pleasure of joining more than 4,000 people in Trail at a community celebration of its 100th anniversary.

Pogo's construction was completed in the first quarter of 2006 except for the installation of the underground ore conveying system, which was completed in the second quarter. The final construction cost for the project was US$350 million. The Pogo mine commenced operations in January 2006, with the first gold bar poured on February 12th. However, mill throughput did not reach design capacity in 2006 as production was limited by tailings filtration capacity, bottlenecks in the paste backfill system, and a construction incident in October that severely damaged mine electrical systems. Commercial production is expected to be reached in the second quarter of 2007. Annual gold production of 350,000 to 450,000 ounces is expected over the 10 year life of the mine.

Hemlo's operating profits declined to $7 million as gold production declined. Hemlo operations continued to excel in safety, receiving the highest safety awards for both large and small mines in Ontario. There were no lost-time injuries at the David Bell Mine in 2006.

SUSTAINABLE DEVELOPMENT

We believe that our performance today is crucial to building tomorrow's relationships and opportunities. Our sustainability reporting is not only a report card on our performance; it's also a "show and tell" to share how we bring value to our shareholders. Ultimately, we aim to be a company that delivers value to its shareholders through sustainable operations.

In 2006, we committed to apply the Global Reporting Initiative "G3" guidelines in our annual sustainability reporting. With this expanded level of reporting, we are striving to enable our stakeholders to be better informed on the contributions that we can make in achieving sustainable development and the challenges and achievements we have encountered along that path. Our 2006 Sustainability Report has been issued as a companion to this report and is available on-line at www.teckcominco.com.

EXPLORATION

Highlights of the Company's exploration activities included significant copper intersections on the Carrapateena project in South Australia, encouraging drill intersections on several gold properties in Turkey, initiation of a pre-feasibility study on the Morelos gold project in Mexico, undertaking a scoping study on the Santa Fe nickel project in Brazil, and the discovery of a new diamond-bearing kimberlitic field in northern Canada. These projects, along with several exciting new opportunities in zinc (Ireland), copper (Namibia), nickel (Brazil) and gold (S. America), will be advanced in 2007.

CORPORATE DEVELOPMENT

While we ultimately chose not to take on excessive leverage in pursuit of Inco, the team performed very well throughout a very complex international process, and that performance has instilled confidence and enthusiasm throughout the organization.

Other Corporate Development initiatives in 2006 were successful on a number of fronts. Our 15% share of the contingent resource estimate for the Fort Hills oil sands project represents approximately 580 million barrels of synthetic crude oil or roughly equivalent to the whole of the original Hibernia oil field. In addition, we have jointly acquired 277 thousand acres of prospective Athabasca oil sands leases with UTS Energy Corporation, which is over four times the area of the Fort Hills project and represents a 14-fold increase in our pro-rata oil sands lease area position.

In addition, during the fourth quarter we made a number of relatively small but important strategic investments. These new or expanded relationships with Tahera, a Canadian diamond producer, Nautilus, a leader in sea bed mineral exploration, and ZincOx, a leader in developing technology to recover zinc from dust generated from recycled steel, should provide us with potential for attractive future growth. In each case, we will be working directly with company management to help ensure their success.

Our Technology Division completed its first full year and is now an established corporate resource for researching and implementing specific operational and environmental improvements, effective technology transfer between operating units and the generation of business development opportunities.The CESL plant being constructed by CVRD in Brazil is now expected to start up later this year and a number of other CESL initiatives were advanced that could enable us to leverage this valuable process technology into direct interests in new projects.

We are optimistic that these and other growth initiatives in 2007 will yield many exciting, value-enhancing opportunities for our company. Our primary focus continues to be on acquisition and development of high quality, long life resources in commodities with positive fundamental outlooks. Competition for assets from other well-financed industry participants is intense, but we are fortunate to have the financial resources and skills necessary to compete effectively and make Teck Cominco an even stronger company.

OBJECTIVES

Our objectives for 2006 included the completion of a management succession program, further development of our opportunity base in oil sands and advancing several of our new and existing projects towards production, all of which were achieved. We also had the objective of surfacing additional value contained in our gold business unit, which was deferred pending completion of the Pogo mine, and generating another new income source, which was only partially achieved.

Our objectives for 2007 are to invest a significant amount of our excess cash in productive assets or high quality resources, to pursue surfacing additional value from our gold assets, to extend the mine life of our core copper operation at Highland Valley and to once again generate another new income source through exploration, development or acquisition.

Both David Thompson and Dr. Lloyd Barber will be retiring from the Board at our Annual General Meeting and I would like to express my appreciation for their tremendous contribution to Teck Cominco. I would also like to welcome Derek Pannell who joined our Board in November, 2006 and I look forward to working with Janice Rennie who has been nominated to join the Board at our Annual General Meeting.

2006 was a great year. While we cannot predict how 2007 will turn out, it does look like it will be just as interesting and challenging as 2006. In closing, I would like to congratulate all of our employees on an outstanding year and thank them for their contribution to our record results.

Donald R. Lindsay
President and Chief Executive Officer

February 26, 2007

Transparent, effective corporate governance

When we applied for a listing on the New York Stock Exchange, our corporate governance practices were already largely compliant with NYSE guidelines, so no significant changes were required.

Robert J. Wright
Lead Director and Chairman,
Corporate Governance & Nominating Committee


Core Values

Your Board of Directors continues to strive to have in place the best corporate governance practices whether prescribed by legislation or not. The Chairman, Chief Executive Officer and the senior management are firmly in support of our efforts. The Corporate Governance Committee is actively assisted by Len Manuel, the general counsel of the Company, who makes certain our governance practices are up to date and meet the highest standards in Canada and abroad wherever we carry on business. In June 2006, we applied to list our Class B shares on the New York Stock Exchange, and the listing took place on June 29, 2006. When we applied for this listing, our existing governance practices were already largely compliant with the NYSE governance guidelines, and no significant changes or additions were required.

At this time, since David Thompson is retiring from the Board at the Annual General Meeting, I think it is appropriate to note that, as Chief Executive Officer, he was unwavering in his insistence on maintaining the strongest possible corporate governance practices and supported the Board and its committees in ensuring that we were able to perform our duties in a responsible and constructive manner. This tradition has been carried on by his successor, Don Lindsay.

Much of the Board's efforts in the past year, led largely by the Audit Committee, was devoted to the work involved in reaching compliance with the Sarbanes–Oxley Act. The demands on the time of employees, Board committees and the Board as a whole in this matter have been extensive. Our direct involvement in a new and exciting strategic planning process that Don Lindsay has implemented, involving management at many different levels and various Board members, has energized and engaged the Board.

The majority of the directors are unrelated and independent. A brief biography of each director is included in this report and in our Information Circular. In the past the Board has followed a practice of meeting without management at each of its meetings.

All of the key committees—Audit, Compensation, Corporate Governance and Nominating—are comprised entirely of independent directors. All of the other committees are made up of a majority of unrelated directors. All of the members of the Audit Committee are financially literate, and Hugh J. Bolton, Chairman of the Committee, is the Company's designated Audit Committee financial expert.

Our Audit Committee plays a very important role in the oversight of the financial affairs and internal controls of the Company. The mandate of the Committee is reviewed annually. The Audit Committee oversees the progress of the assessment and certification of our financial controls. The purpose of this program is to build an auditable and sustainable program to comply with the U.S. Sarbanes-Oxley Act of 2002 related to internal controls over financial reporting and equivalent rules.

We have completed regular Board surveys to assess both the performance of the Board and individual directors. Each director is interviewed with respect to the responses and any other concerns they may have. We largely rely on the self-assessment approach to individual director performance and have found this, combined with the follow-up interview, to be an effective way of improving our performance collectively and individually.

One of the principal responsibilities of the Corporate Governance Committee is Board renewal. We are pleased to welcome Derek Pannell to the Board of the Company. Derek has extensive experience in our industry and will make a significant contribution to the Board. The Board will be nominating Janice Rennie at the Annual General Meeting in April. Janice is currently a director of several publicly listed companies, including West Fraser Timber Co. Ltd., Methanex Corp., Matrikon Inc. and Canadian Hotel Properties REIT. She is a chartered accountant and was the winner of the Gold medal in Alberta and the Silver medal in Canada for the highest and second highest marks respectively in the Canadian Uniform Final Examinations.


teckcominco
TCK
LISTED
NYSE
teckcominco
JUNE
29
TCK
LISTED
Don Lindsay rings the bell to open trading on the New York Stock Exchange.

I am confident that Teck Cominco's governance practice and procedures continue to ensure transparency and support our strategic objectives.

Robert J. Wright
Lead Director and Chairman,
Corporate Governance & Nominating Committee

February 26, 2007

This is
More than a Rock

Mining is more than a job. It represents the future for counteless numbers of people, and their children, in villages, towns, and cities in Canada and across the globe. At Teck Cominco we are conscious of our role as stewards of that future. That awareness has an impact on all aspects of our decision-making, from environmental management to human resources practices, to support for locally-based activities.

This is **my Future**





Environmental stewardship guides our exploration and development planning as we prepare for the next generation of mines, and future generations of mining professionals and their families.



Diego Fernández Balderas was appointed Exploration Manager, Mexico in January, 2006. Diego joined Teck Cominco's exploration group in 1987 after graduating with a Bachelor's degree of science in Geology from the University of San Luis Potosi, Mexico. Diego's team is responsible for our Mexican exploration activities and he is seen here reviewing the Morelos gold project in Guerrero State where Teck Cominco and partner Goldcorp spent US$4.7 million in 2006.

Management's Discussion and Analysis

Management's Discussion and Analysis of Financial Position and Operating Results

This discussion and analysis of financial position and results of operations of Teck Cominco Limited is prepared as at February 26, 2007, and should be read in conjunction with the audited consolidated financial statements of Teck Cominco Limited and the notes thereto for the year ended December 31, 2006. In this discussion, unless the context otherwise dictates, a reference to Teck Cominco, the Company, or us, we or our, refers to Teck Cominco Limited and its subsidiaries including Teck Cominco Metals Ltd., and a reference to TCML refers to Teck Cominco Metals Ltd. and its subsidiaries. Additional information relating to the Company, including the Company's annual information form, is available on SEDAR at www.sedar.com.

MD&A CONTENTS

Pages 30, 31 and 36, 37 and photographs and associated captions on pages 14–50 do not form part of the Management's Discussion and Analysis.

CAUTION ON FORWARD-LOOKING INFORMATION

This report contains certain statements which constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management's expectations or plans. These statements include but are not limited to statements concerning our business objectives and plans; future trends in our industry; future production costs and volumes; mineral grades, reserve and resource estimates and ore types; sales volumes and realized prices; capital spending plans; exploration plans; expansion plans; expected metallurgical coal market fundamentals and prices; availability of equipment and supplies; expected plant availability; success of process changes; our processing technologies; global economic growth and industrial demand; production of coal, base metal concentrates and refined metal by our operations; future metal prices and treatment charges; future royalties payable; changes in global metal and concentrate inventories; currency exchange rates; costs of energy, materials and supplies; the outcome of disputes and legal proceedings in which we are involved; future effective tax rates; and future benefits costs.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control including risks that may affect our operating or capital plans, including generally encountered in the development and operation of mineral properties and processing facilities such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market prices of our principal products, which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates, including the risk of errors in assumptions or methodologies; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; risks associated with our dependence on third parties in the provision of transportation and other critical services; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; and risks associated with legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this annual report. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of and the level and volatility of prices of zinc, copper, coal and gold and our other primary metals and minerals as well as oil, natural gas and petroleum products develop as expected; that we receive regulatory and governmental approvals for our development projects and other operations on a timely basis; that we are able to obtain financing for our development projects on reasonable terms; that there is no unforeseen deterioration in our costs of production or our production and productivity levels; that we are able to continue to secure adequate transportation for our products; that we are able to procure mining equipment and operating supplies (including tires) in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for our development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition; that our reserve estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that we realize expected premiums over London Metal Exchange cash and other benchmark prices; that our coal price negotiations with customers will be resolved on acceptable terms as to price and volume; that environmental and other proceedings or disputes are satisfactorily resolved; and that we maintain our ongoing relations with our employees and with our business partners and joint venturers.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in our Annual Information Form. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

Operations


TRINITY
793
Haul trucks at the Highland Valley Copper mine.

Base metal mining represents a major portion of our operations, consisting of interests in three zinc mines and two copper mines. We own and operate the Red Dog zinc mine under an agreement with NANA Regional Corporation Inc., an Alaskan native corporation. The Company also owns the Pend Oreille zinc mine in Washington State, which provides concentrates to the Trail metallurgical operations. In addition, we have a 50% joint venture interest in the Lennard Shelf zinc mine in Western Australia, which is restarting operations in the first quarter of 2007. We have a 97.5% partnership interest in the Highland Valley Copper mine in British Columbia, Canada, and a 22.5% interest in the Antamina copper, zinc mine in Peru.

In coal mining, we are a 40% owner and managing partner of the Elk Valley Coal Partnership, formed in 2003. Elk Valley Coal operates six metallurgical coal mines in western Canada, which produced 22 million tonnes of coal in 2006.

Our gold mining operations include three mines: our 40% interest in the Pogo mine in Alaska in a joint venture with Sumitomo Metal Mining Co. Ltd. and Sumitomo Corporation, and our 50% interest in two mines in the Hemlo camp in Ontario.

In smelting and refining, we own and operate the Trail metallurgical complex in British Columbia, which produces refined zinc, lead and other metals including indium and germanium.

The table below shows our share of production for the last five years and planned production for 2007.

Five-Year Production Record and 2007 Plan (Company's share)

	Units (000's)	2002	2003	2004	2005	2006	2007 Plan
Smelter and Refining (Note 1)							
Zinc	tonnes	362	412	413	223	**296**	295
Lead	tonnes	81	88	85	69	**90**	85
Mine Operations (Note 2)							
Zinc	tonnes	714	665	619	657	**627**	700
Lead	tonnes	126	125	119	110	**129**	130
Copper	tonnes	202	176	248	263	**254**	215
Molybdenum	pounds	3,836	4,934	11,631	9,482	**7,929**	7,300
Gold	ounces	285	281	261	245	**263**	350
Metallurgical coal (Note 3)	tonnes	6,889	7,558	9,277	9,948	**8,657**	9,000

Notes:

(1) Refined zinc and lead production was affected by a three-month strike at Trail in 2005. Refined zinc production decreased with the sale of the Cajamarquilla zinc refinery in December 2004.

(2) Production and sales data for base metals refer to metals contained in concentrate.

(3) Coal production does not include our 5.25% indirect interest in Elk Valley Coal Partnership through our investment in Fording Canadian Coal Trust units. Planned coal production volume in 2007 is a preliminary estimate and actual production will depend on the outcome of sales negotiations with customers which are currently in progress.


MT 4400AC

Zinc



Aerial view of the Red Dog plant site.

Red Dog (100%)
The Red Dog mine, located in northwest Alaska, is the world's largest zinc producer. We operate the mine under an agreement with NANA Regional Corporation Inc. (NANA), an Alaskan native corporation.

Production in 2006 totalled 557,500 tonnes (1.23 billion pounds) of zinc and 123,500 tonnes (272 million pounds) of lead. Site operating costs increased 18% over 2005 primarily as a result of escalating prices for fuel, reagents and grinding media. Capital expenditures in 2006 totalled $36 million including $8 million for process improvements. A follow-up shallow gas program in 2006 encountered technical setbacks, and further drilling will be required in 2007 to explore the economic potential of natural gas as a replacement for diesel fuel for power generation.

Operating profit increased to $1.1 billion in 2006 from $325 million in 2005, mainly as a result of significantly higher zinc and lead prices.

Estimated production in 2007 is 557,000 tonnes (1.23 billion pounds) of zinc and 124,000 tonnes (273 million pounds) of lead. Capital expenditures for 2007 are planned at $38 million, including $14 million on the tailings dam and $6 million for process improvements.

Pursuant to a royalty agreement, we pay NANA an annual advance royalty equal to the greater of 4.5% of Red Dog mine's net smelter return or US$1 million. In 2006, the advance royalty amounted to US$51 million. After we recover certain capital expenditures including an interest factor, the Company will pay to NANA a 25% net proceeds of production royalty from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Net proceeds of production are calculated based on net cash flow from product sales after deduction of distribution and operating costs, less capital expenditures, an interest allowance, a selling and management fee and a charge for estimated reclamation and closure costs. Advance royalties previously paid will be recoverable against the 25% royalty on net proceeds of production. As at December 31, 2006, capital expenditures including an interest factor have been fully recovered and the unrecovered cumulative amount of advance royalty payments was US$104 million. We estimate that the payment of the 25% royalty to NANA will commence

Red Dog Mine, Alaska, U.S.A.

100%	2006	2005	2004
Tonnes milled (000's)	**3,238**	3,087	2,948
Zinc grade (%)	**20.6**	21.7	22.0
Lead grade (%)	**6.1**	5.6	6.0
Zinc recovery (%)	**83.5**	84.9	85.6
Lead recovery (%)	**62.8**	59.0	65.9
Zinc production (000's tonnes)	**557.5**	568.0	554.2
Zinc sales (000's tonnes)	**536.0**	544.8	661.2
Lead production (000's tonnes)	**123.5**	102.3	117.0
Lead sales (000's tonnes)	**114.8**	105.0	126.8
Capital expenditures ($ millions)	**36**	34	19
Operating profit ($ millions)	**1,079**	325	207

in the fourth quarter of 2007 after we have recovered all advance royalty payments, but the actual timing is highly dependent on metal prices, sales volumes and other items affecting the calculation of net proceeds.

Pend Oreille (100%)
The Pend Oreille mine, located in northeastern Washington State, provides zinc and lead concentrates to the Trail smelter 80 kilometres north of the mine in British Columbia. Mine production in 2006 was 34,000 tonnes of zinc and 5,000 tonnes of lead. Zinc production in 2006 was 11,000 tonnes lower than 2005, primarily as a result of the implementation of a revised ground control plan. Production in 2007 is planned to be 45,000 tonnes of zinc and 8,000 tonnes of lead. Exploration in the immediate vicinity of the mine returned encouraging results with intersections similar to current mining areas, and further drilling will continue in 2007.

We have observed significant negative zinc grade variances between the reserve model and mill feed and have experienced higher mining costs than anticipated. A revised mine plan and reserve model have been developed, and Pend Oreille's ore reserves have been substantially reduced due to changes in mine design, revised ore grades and higher operating costs assumptions, offset by higher metal price projections. Reserve and mine life will be highly sensitive to zinc prices, but we expect the remaining mine life to exceed four years.

Lennard Shelf (50%)
The Lennard Shelf operations are located in the Kimberley region of Western Australia, 400 kilometres east of Broome and 2,600 kilometres north of Perth. They are owned by Teck Cominco Limited (50%) and Xstrata Plc (50%) through Lennard Shelf Pty Ltd.


Tommy Martin, mill operator at Pend Oreille.

The operations have been on care and maintenance since October 2003. A decision to restart the Pillara mine was made in April 2006, and production began in the first quarter of 2007. The operation is anticipated to produce approximately 75,000 tonnes of zinc and 15,000 tonnes of lead in concentrates, on an annual basis, over its anticipated mine life of four years. Concentrate shipments are expected to start in the second quarter of 2007.

An active exploration program designed to increase reserves at the Pillara mine and to look for other economic deposits in the region is continuing. Since the acquisition of this property in late 2003, there has also been extensive cleanup and rehabilitation of past producing mine sites (Kapok, Goongewa and Cadjebut) operated by the previous owner.

Red Dog operating profit increased to $1.1 billion in 2006 from $325 million in 2005.

Copper



Aerial view of Highland Valley Copper mine with the Valley Pit in the foreground.



Steve Aura, mill service utility operator.

Highland Valley Copper (97.5%)
The Highland Valley Copper mine, located in south-central British Columbia, is one of the world's largest tonnage copper mining and milling complexes.

Mill throughput declined 10% to 45 million tonnes from 2005 as a result of processing harder ore from the Valley and Highmont pits. Copper production in 2006 was 171,300 tonnes (378 million pounds), and molybdenum production was 4.1 million pounds. The east Highmont pit was reactivated in October 2005 and provided six million tonnes of ore during 2006. Capital expenditures of $80 million were primarily for mine equipment and capitalized deferred stripping costs. A new five-year agreement was concluded with the United Steelworkers of America, which will expire on September 30, 2011.

Operating profit increased to a record $1.0 billion in 2006 from $613 million in 2005 due mainly to significantly higher copper prices.

Estimated production in 2007 is 141,700 tonnes (312 million pounds) of copper and 4.4 million pounds of molybdenum. The decline in copper production is a result of a combination of reduced mill throughput due to harder ore and reduced copper grades, as well as higher stripping requirement to develop the Valley pit east wall. Capital expenditures for 2007 are planned at $170 million, including $60 million for replacement of mine production equipment, $20 million for the completion of the Valley pit crusher and conveyor relocation, $30 million for sustaining capital and $60 million for capitalized development stripping.

Highland Valley Copper Mine, British Columbia, Canada

100%	2006	2005	2004
Tonnes milled (000's)	**45,356**	50,666	50,623
Copper grade (%)	**0.412**	0.398	0.384
Copper recovery (%)	**91.5**	88.8	87.7
Copper production (000's tonnes)	**171.3**	179.0	170.3
Copper sales (000's tonnes)	**185.2**	185.8	156.1
Molybdenum production (million pounds)	**4.1**	6.3	10.7
Molybdenum sales (million pounds)	**3.9**	6.9	10.8
Capital expenditures ($ millions)	**80**	14	4
Operating profit ($ millions) (Note)	**1,019**	613	431

Note: Commencing March 1, 2004, the Company increased its interest to 97.5% and consolidated 100% of the mine's operating profit with a 2.5% minority interest.

Following months of extensive study, we have decided to extend the mine life of Highland Valley Copper by an additional six years to 2019. The new mine plan will require a push-back of the west wall of the Valley pit to produce an average of 125,000 tonnes of copper per year after 2013. Life of mine copper and molybdenum grades are expected to decline by approximately 10% as a result of the inclusion of lower grade ore in the mine plan. Total capital costs of the project are estimated at $300 million, including $130 million for capital equipment and the balance in pre-production stripping over the period of 2009 through 2013. Approximately $50 million of mobile mining equipment will be ordered in 2007 to permit waste stripping to commence in 2009.

Our feasibility study to determine the viability of the construction of a new CESL hydrometallurgical refinery to process Highland Valley concentrates was inconclusive. The principle advantages of the CESL process, which include the efficient, environmentally friendly treatment of lower grade, higher impurity concentrates, are less relevant in the treatment of the readily marketable, high grade, clean concentrates that are produced at Highland Valley. We will continue to evaluate the potential for accessing other, better suited feed sources in the region that could improve the overall economics and justify the construction of a new refinery.

$1.0 billion in operating profit—a record in 2006 from Highland Valley Copper.



Mike Kempf checks density of copper float circuit at Highland Valley Copper.

Antamina (22.5%)

The Antamina mine, located in the north-central Peruvian Andes, is owned jointly by BHP Billiton (33.75%), Xstrata Plc (33.75%), Teck Cominco Limited (22.5%) and Mitsubishi Corporation (10%).

The mine produced 384,200 tonnes (847 million pounds) of copper, 156,100 tonnes (344 million pounds) of zinc and 17 million pounds of molybdenum, in 2006.

A three-year collective bargaining agreement was concluded with the union that represents the workers at the Antamina mine, which will expire on July 24, 2009.

Our share of the operating profit improved to $598 million in 2006 compared with $355 million in 2005 as a result of higher metal prices.

On the acquisition of our interest in the Antamina mine, we granted the vendor a net profits royalty equivalent to 7.4% of our share of project cash flow after recovery of capital costs and an interest factor. The royalty became payable in the first quarter of 2006, and royalty expense in 2006 was $33 million.

Mill throughput in 2007 is estimated to be 30 million tonnes, producing 349,000 tonnes (769 million pounds) of copper, 351,000 tonnes (774 million pounds) of zinc and 13 million pounds of molybdenum. Zinc production is expected to rise in 2007 with an increased proportion of copper-zinc ores while copper



Overview of the pit at the Antamina mine.

and molybdenum production is expected to decline with decreases in copper-only ores. Antamina's planned capital expenditures, on a 100% basis, total $114 million, including $34 million for a pebble crusher, $19 million for the tailings pond and $17 million on resource definition drilling. The addition of a pebble crusher is expected to improve average annual throughput by 5% after completion in the first quarter of 2008.

On September 5, 2006, Antamina, together with other mining companies in Peru, announced that it would contribute to a fund established for the benefit of local communities. The agreement requires Antamina to make extraordinary annual payments of 3.75% of its after-tax earnings to the fund. In December 2006, the agreement was finalized. The payment will be applicable for 2006 and the subsequent four years, subject to annual metal prices exceeding certain reference price levels for any given year. The payments are not deductible for Peruvian income tax purposes. The Company's share of the 2006 contribution was $17 million.

Antamina Mine, Ancash, Peru

100%	2006	2005	2004
Tonnes milled (000's)			
Copper-only ore	**23,665**	24,053	21,508
Copper-zinc ore	**6,591**	6,291	9,746
	30,256	30,344	31,254
Copper grade (%) (Note)	**1.38**	1.35	1.34
Zinc grade (%)	**0.75**	0.92	0.97
Copper recovery (%)	**91.0**	90.3	87.3
Zinc recovery (%)	**86.5**	82.7	73.8
Copper production (000's tonnes)	**384.2**	374.6	362.1
Copper sales (000's tonnes)	**385.5**	384.1	341.3
Zinc production (000's tonnes)	**156.1**	184.3	190.1
Zinc sales (000's tonnes)	**158.3**	190.5	181.5
Molybdenum production (million pounds)	**17.4**	14.8	7.9
Molybdenum sales (million pounds)	**17.6**	16.1	4.0
Capital expenditures ($ millions)	**55**	62	39
Company's share (22.5%) of operating profit ($ millions)	**598**	355	171

Note: Copper ore grades and recoveries apply to all of the processed ores. Zinc grades and recoveries apply to copper-zinc ores only.


793C
41

Gold



Hemlo's Williams Mine in the early morning light.

Hemlo Mines (50%)
Teck Cominco has a 50% interest in the Williams and David Bell gold mines, located in northwestern Ontario approximately 350 kilometres east of Thunder Bay. The mines are jointly operated by Teck Cominco Limited and Barrick Gold Corporation.

Our share of gold production was 205,000 ounces in 2006, or 11% below the previous year. The underground mine at Williams continues to transition its mining process to Alimak methods, which allows us to reach otherwise inaccessible ores.

Our share of operating profit was $7 million in 2006 compared with $9 million in 2005. The impact of higher U.S. dollar gold prices was more than offset by a weaker U.S. dollar and higher operating costs. Operating costs increased as a result of increased reliance on contractors for Alimak mining as well as higher energy prices and consumable costs.

Gold production in 2007 is expected to be similar to 2006, with lower production from the Williams underground mine being offset by higher production from the open pit.

Ore grade at Williams is expected to drop off after 2007, as the higher grade underground B-Zone is mined out and a higher percentage of ore is sourced from the lower grade open pit. The underground mine is expected to continue to go through a significant transition as Alimak mining methods require longer lead times for development. Underground access to and extraction of high-grade stopes at the David Bell mine will also continue to be restricted by ground problems. A strategic review of the life of mine plan is being undertaken in the first half of 2007 to optimize production and costs going forward. This review may result in changes to reserves and resource estimates for the operations.

During the last quarter of 2006, an agreement was reached with Newmont Mining Canada granting Hemlo exclusive rights on the nearby Interlake property to explore, develop and mine ores. The Interlake property is the down-dip extension of the Williams ore zone to the west of the current boundary. An extensive exploration program is planned for 2007 to extend the life of the Williams underground mine.

Hemlo Mines, Ontario, Canada

100%	2006	2005	2004
Tonnes milled (000's)	**3,355**	3,503	3,662
Grade (grams/tonne)	**4.0**	4.4	4.5
Mill recovery (%)	**94.2**	93.7	94.0
Production (000's ounces)	**410**	460	495
Cash operating cost per ounce (US$)	**465**	336	266
Capital expenditures ($ millions)	**16**	15	27
Company's share (50%) of operating profit ($ millions)	**7**	9	32

Pogo (40%)

The Pogo gold mine is located 145 kilometres southeast of Fairbanks, Alaska. It is a joint venture with Sumitomo Metal Mining Co. Ltd. (51%) and Sumitomo Corporation (9%). Teck Cominco Limited has a 40% interest in the mine and is the operator.

Construction of the Pogo mine was completed in the first quarter of 2006, and the installation of the underground ore conveying system was completed in the second quarter with total construction cost of US$350 million. The Pogo mine commenced operations in January, with the first gold bar poured on February 12, 2006.

Mill throughput did not reach design capacity in 2006 as originally planned as it was limited by tailings filtration capacity and bottlenecks in the paste backfill system. When operating, the overall plant was processing ore at 70% of design capacity during the last half of 2006. The mill grinding and flotation circuits capability was confirmed as the mill operated at design capacity of 2,500 tonnes per day for short periods of time.

A third filter press was installed in the latter part of 2006 to improve filtration capacity and was commissioned in January 2007. Modifications to the filtered tailings handling system to improve paste backfilling will be completed in the first quarter of 2007. These two projects are estimated to cost an additional US$21 million.

On October 19, a construction accident severely damaged electrical systems at the mine site, resulting in a total loss of electrical power. Maintenance activities and construction projects recommenced on October 22, and underground mining resumed on October 28. Mill operations resumed when line power was restored in mid-December. There was a stockpile of 99,000 tonnes of ore on surface by the end of the year.



Neal Keithley, jumbo drill operator at the Pogo mine.

Commercial production for accounting purposes is expected to commence in the second quarter of 2007 following the completion of the filter plant projects. Full production is anticipated by May 2007, and gold production in 2007 is scheduled to be 340,000 ounces. Annual gold production is expected to be 350,000 to 450,000 ounces over the 10-year life of the project.

The surface exploration program completed 37,048 feet of drilling over a three-month period in 2006. The program focused on advancing previously discovered quartz veins and drill testing early stage targets. Information collected from the program in 2006 will be used to define the 2007 program.

Pogo gold production is scheduled to be 340,000 ounces in 2007.

Coal



Aerial view of activity at Elk Valley Coal's North Line Creek Pit.

Elk Valley Coal Partnership (40%)
Elk Valley Coal operates five metallurgical coal mines in southeastern British Columbia and one in west-central Alberta. Elk Valley Coal is the world's second largest exporter of seaborne hard coking coal for the global steel industry. We hold a 40% partnership interest in Elk Valley Coal and a 5.25% indirect interest through our investment in Fording Canadian Coal Trust.

Coal sales by Elk Valley Coal declined 6% from the previous year to 22.6 million tonnes in 2006. The decrease results from some customers reducing their requirements for hard coking coal by substituting lower quality and lower priced semi-soft coking coals. The price differential between different qualities of coking coals is expected to ultimately determine the extent of substitution in the future.

The reduction in sales and production volumes, combined with an increase in cost of sales and transportation, as well as a weaker U.S. dollar, contributed to a lower operating profit in 2006. Our share of operating profit decreased to $444 million compared with $512 million in 2005. Higher costs for site consumables, combined with longer waste haul distances and lower production levels, led to increased site costs. Higher rail rates in the primary rail contract and port rates partially linked to coal pricing led to an increase in transportation costs.

Multi-year collective agreements were signed at three of Elk Valley Coal's mining operations in 2006. In January, a four-year agreement was reached at the Line Creek mine, followed by five-year agreements at the Fording River mine in May and the Elkview mine in June. With the completion of these agreements, all four of Elk Valley Coal's unionized mines located in southeast British Columbia are now covered under long-term labour contracts.

Adverse weather conditions in late 2006 and early 2007 affected rail performance and contributed to lower inventories of Elk Valley Coal's products at the ports and lower sales in the first quarter. Elk Valley Coal's 2007 production and sales will be affected by any disruption in coal shipments and the outcome of the sales negotiations in the first quarter in 2007.

Coal Mines, Alberta and British Columbia, Canada

100%	2006	2005	2004
Coal production (000's tonnes) (Note 1)	**21,790**	25,679	24,889
Coal sales (000's tonnes)	**22,614**	24,124	25,004
Average sale price (US$/tonne)	**113**	99	52
Average sale price (Cdn$/tonne)	**131**	125	73
Operating expenses (Cdn$/tonne)			
Cost of product sold	**40**	33	26
Transportation	**37**	35	29
Capital expenditures ($ millions) (Note 2)	**40**	64	43
Company's share of operating profit ($ millions) (Note 3)	**444**	512	125

Notes:
(1) Production, sales volume and capital expenditures reflect 100% of Elk Valley Coal operations.
(2) Capital expenditures exclude expansion capacity costs.
(3) Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006, 38% from April 1, 2004 to March 31, 2005, and 35% prior to April 1, 2004.

Oil Sands

Fort Hills Project (15%)
In September 2005, we entered into an agreement to subscribe for a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in northern Alberta. The subscription price will be satisfied by contributing $850 million (34%) of the first $2.5 billion of project expenditures and our 15% share thereafter. Following our earn-in, the project will be owned by Petro-Canada (55%), UTS Energy Corporation (30%), and Teck Cominco Limited (15%). Petro-Canada became a partner in the project in March 2005 and is the project operator as well as having responsibility for marketing.

The Fort Hills oil sands project, situated on Leases 5, 8 and 52, located about 90 kilometres north of Fort McMurray, encompasses approximately 18,600 contiguous hectares. Leases 437 and 438, totalling 5,200 hectares, were acquired immediately to the north of the project in 2006 to provide for additional mine development area. The Fort Hills Partnership has determined a best estimate of the contingent bitumen resource of the project (on a 100% basis) to be 4.7 billion barrels of recoverable bitumen, with a low estimate of 3.0 billion barrels and a high estimate of 5.5 billion barrels.

The project will consist of an open-pit truck-shovel operation, bitumen extraction-froth treatment plant and an upgrader. The mine and bitumen extraction-froth treatment plant has regulatory approval for a 100,000 barrels per day operation commencing in 2011, increasing to 190,000 barrels per day by 2013. The bitumen upgrader facility will be located in Sturgeon County, approximately 40 kilometres northeast of Edmonton. An Environmental Impact Assessment for the upgrader was filed with Alberta Environment and the Alberta Energy and Utilities Board in December.



Baya Ojo performs a groundwater pump test—Fort Hills Project.

Preliminary concept screening and selection work was carried out in 2005 with pre-feasibility level engineering studies completed in 2006. The design basis memorandum, defining project phasing and capital cost estimates, will be completed in mid-2007. The appropriate production level for the first phase of the operation is still under review. Project spending in 2006 was $275 million, and $670 million is budgeted for 2007 of which our 34% share would be $230 million.

Other Oil Sands Leases
In January 2007, we announced with UTS Energy Corporation (UTS) that the two companies have jointly acquired a total of 18 new leases in the Athabasca oil sands region of Alberta, on a 50/50 basis. The two companies have jointly acquired 277 thousand acres at a total cost of $164 million. We also have an option to acquire a 50% interest in Lease 14 from UTS at fair market value.

The mine and bitumen extraction-froth treatment plant has regulatory approval for a **190,000** barrel per day operation by 2013.

Smelting and Refining



Molten zinc being poured into moulds and skimmed prior to cooling.



Jocelyn Peltier, engineer-in-training, on the cathode removal machine in the zinc electrolytic and melting plant.

Trail (100%)
The metallurgical operations at Trail, British Columbia, constitute one of the world's largest fully integrated zinc and lead smelting and refining complexes. The facility also produces a variety of other metals, fertilizers and chemical products.

A strong focus on operating performance and productivity resulted in excellent production levels in 2006. Refined zinc production was 296,100 tonnes in 2006, an annual production record, while new production records were also set for indium, germanium and cadmium. Germanium production was 33,200 kilograms and indium production was 51,500 kilograms. The new tin removal plant was successfully commissioned in the second quarter of the year as planned and has allowed for higher indium inputs.

Operating profit from metal operations was $370 million, up significantly from $65 million in the previous year. The higher operating profit was due mainly to higher zinc prices and production levels,

Trail Smelting and Refining, British Columbia, Canada

100%	2006	2005	2004
Zinc production (tonnes)	**296,100**	223,200	296,000
Lead production (tonnes)	**90,300**	68,600	84,700
Zinc sales (tonnes)	**290,300**	228,300	295,500
Lead sales (tonnes)	**88,100**	69,300	86,100
Gold production (000's ounces)	**87**	84	112
Silver production (000's ounces)	**19,500**	15,100	19,700
Indium production (kilograms)	**51,500**	32,500	41,800
Capital expenditures ($ millions)	**76**	34	24
Surplus power sold (gigawatt hrs)	**891**	1,278	957
Power price (US$/megawatt hr)	**44**	58	44
Operating profit ($ millions)			
Metal operations	**370**	65	82
Power sales	**25**	69	37

while the 2005 results were negatively affected by the interruption caused by the 79-day strike.

Capital expenditures were $76 million during 2006 with projects including the tin removal plant, the Waneta dam generator upgrade and cold stage filter replacement in zinc leaching.

Trail is expected to produce 295,000 tonnes of refined zinc, 85,000 tonnes of refined lead, 16.5 million ounces of silver and 60,000 kilograms of indium in 2007. Capital expenditures are planned at $98 million, of which $22 million will be dedicated to work associated with a five-week maintenance shutdown in the lead smelter commencing in October.

Trail owns the Waneta hydroelectric dam, built in 1954 and located 10 kilometres south of Trail, close to the border with the United States. We also own a 15-kilometre transmission line from Waneta to the United States power distribution system. The Waneta dam is one of several hydroelectric generating plants in the region. The operation of these plants is coordinated through contractual arrangements under which we currently receive approximately 2,700 GW.h of power entitlement per year, regardless of the water flow available for power generation.

The final phase of a multi-year project to upgrade the four generating units at the Waneta dam was completed in the first quarter of 2007. This final phase increased plant capacity by an additional 25 MW to 475 MW, and annual power entitlement will increase by approximately 50 GW.h. Work commenced in July 2006 on the replacement of the existing 50-year-old Waneta dam switching station with completion of this project scheduled for the fall of 2007.



Lowering a new turbine into the generator at Waneta Dam.

Power operating profit of $25 million in 2006 was lower than the previous year as a result of lower power prices and less power available for sale due to the upgrade project and uninterrupted production in the metallurgical operations.

Refined zinc production was 296,100 tonnes in 2006, an annual production record.

This is
More than a Rock

What goes on at a mine site—where large, heavy equipment digs, blasts, and grinds at the surface of the earth—is a part of a carefully controlled, technologically advanced discipline, operating with the highest possible efficiency and safety. At Teck Cominco, we employ sophisticated extraction technologies and innovative mining/metallurgical processes, and we are in a continual search for new technologies to extract mineral resources and maximize the utilization of our products, while minimizing our impact on the environment.

This is **my Technology**





Mining is essential to our high-tech society. Imagine a world without copper for wiring—or gold for high-efficiency connectors and coatings—or zinc for batteries. Recently, indium and germanium—elements which are recovered during zinc processing—have gained importance, as essential elements in the manufacture of flat panel displays.



Sam Boateng joined Teck Cominco immediately after graduating from the University of British Columbia with a Bachelor's degree in Science. Previous summer employment in the Zinc Electrolytic Plant in Trail had given Sam the experience and a fascination with the science of mineral processing. As a process operator in the CESL Copper Pilot Plant, he has made valuable contributions to CESL's copper and gold processes.

Markets

Absolute Growth in Consumption 2001 to 2006 for Zinc


Thousand Tonnes
2,100
1,800
1,500
1,200
900
600
300
0
China
Rest of World

Source: International Lead & Zinc Study Group (ILZSG), CHR Metals

Zinc Price and Inventory (LME)


US cents/lb
Thousand Tonnes
225¢
175¢
125¢
75¢
25¢
900
675
450
225
0
Cash Price
Inventory
2002
2003
2004
2005
2006

Source: London Metals Exchange (LME)

Global Demand for Zinc


Million Tonnes
12
8
4
0
Rest of World
China
1981
1986
1991
1996
2001
2006

Source: ILZSG

Commodities in General

Our principal products are zinc, copper and metallurgical coal, accounting for 34%, 29% and 18% of revenues respectively in 2006. Molybdenum is a significant by-product of the Company's copper operations and accounted for 3% of revenue in 2006. Other products include gold, silver, lead, indium and germanium. Lead concentrate sales represented 3% of our revenues in 2006 and are included in the revenues of the zinc mines.

Demand for all our major products, with the exception of coal, increased in 2006, with strong global economic growth led by China. As the accompanying charts illustrate, inventories for copper and zinc have declined as prices have strengthened.

If current trends in global economic conditions continue, we expect that prices of our principal products will remain strong over the medium term, with periods of price volatility. Our assessment of market dynamics suggests that economic growth and production capacity in China will continue to be a major factor influencing global supply and demand for commodities.

Zinc

Global zinc consumption is estimated to have grown by 5.8% in 2006, well above the trend growth of 2.6%. Continued strong growth in China and other Asian countries was supplemented by good growth in Europe and the Americas. Asia's growth of 10% was led by a 12% growth rate in China, while United States consumption grew by 3%, Europe grew by 2% and the rest of the world grew by 1%.

In 2006, London Metal Exchange stocks fell by 306,000 tonnes or 78% to 88,000 tonnes. Total refined inventories (LME, Producer, Consumer and Merchant) at the end of 2006 were 478,000 tonnes or 16 days of global consumption, down from 28 days of global consumption at the end of 2005.

Prices rose throughout the year, starting the year at US$0.87 per pound and finishing the year at US$1.96 per pound. In 2006, the average price was US$1.49 per pound, up 137% from US$0.63 per pound in 2005.

China has a significant impact on the zinc market. With a continuing tight global concentrate market in 2006, China's net imports of zinc concentrates rose 46% from 2005 levels. Announced at the beginning of 2006 but not implemented until late 2006, China eliminated the rebate of the VAT (value added tax) which caused China's exporters to increase their exports ahead of the elimination of the VAT. Consequently, China became a small net exporter of refined zinc in 2006, exporting 7,000 tonnes in 2006 in comparison to imports of 269,000 tonnes in 2005.

The zinc market in 2006 again recorded deficits in both concentrates and refined metal. The tight concentrate market for six consecutive years was a factor in limiting growth in metal supply. The refined market recorded its third consecutive deficit as consumption grew at a greater rate than supply.

Although there are concerns over the United States economy, we expect that United States zinc consumption will grow, albeit at a slower pace than in 2006, and will be supplemented by good growth in Europe and Asia. Consequently, we expect a strong refined zinc market in 2007 with low stock levels continuing throughout the year.

In spite of increasing mine production during 2007, we expect the concentrate market will remain tight, and the zinc concentrates market is expected to be in deficit. Negotiated zinc concentrate treatment charges have been falling since 2000, and based on the current outlook we expect a further reduction in treatment charges in 2007.

Copper

World refined copper consumption rose by 4% in 2006, above the trend growth of 2.8% per year. It is believed that actual consumption in China grew by 5%, while the United States grew by 3%, Western Europe grew by 3% and Asia excluding China grew by 4%.

Copper supply was again adversely affected by large, unexpected mine production losses. In 2005, global mine production losses from plan totalled nearly 900,000 tonnes of contained copper; in 2006, we believe they totalled 700,000 tonnes of contained copper. A number of labour disruptions, combined with lower grade ores and production difficulties at some of the world's largest copper mines, quickly put the 2006 copper concentrate market into deficit.

Copper prices started the year at US$2.06 per pound, and prices continued to rise throughout the early half of 2006 with copper prices reaching an historic high of US$3.98 per pound in May. Copper

Absolute Growth in Consumption 2001 to 2006 for Copper


Thousand Tonnes
1,600
1,200
800
400
0
China
Rest of World
Source: International Copper Study Group (ICSG), CHR Metals

Copper Price and Inventory (LME)


US cents/lb
Thousand Tonnes
400¢
300¢
200¢
100¢
25¢
1,100
825
550
275
0
Cash Price
Inventory
2002
2003
2004
2005
2006
Source: London Metals Exchange (LME)

Global Demand for Copper


Million Tonnes
18
12
6
0
Rest of World
China
1981
1986
1991
1996
2001
2006
Source: ICSG

price averaged US$3.05 per pound in 2006, up 83% from 2005 levels.

Starting in 2005, a large amount of "fund" money entered the commodities market. With index funds reallocating their investments to include commodities in their portfolios, a large pool of new money was brought to the copper market.

In the last quarter of 2006, terminal copper stocks in LME and Comex warehouses began to rise. In 2006, LME copper stocks doubled, rising 93,225 tonnes to finish the year at 183,000 tonnes, and Comex stocks rose 25,000 tonnes, a 400% increase. The stock increases in 2006 are coming off historic lows in 2005 and remain well below what are considered normal working levels. At the end of 2006, total global stocks (producer, consumer, merchant and terminal stocks) stood at less than 20 days of global consumption while 30-year average levels are estimated at 38 days of global consumption.

In China, apparent consumption growth appeared to reverse from years of double digit growth and copper imports of concentrates, blister and cathode all dropped in 2006. Apparent Chinese copper consumption is estimated to have fallen 6% in 2006. Chinese imports of copper concentrates fell 12% to 1,076,000 tonnes of contained copper in 2006. Net imports of scrap were up 2.5%, and net imports of cathode were down 46%. Many analysts believe that the government of China had been selling refined copper from its strategic reserve to supply the market, making apparent demand appear lower than actual demand in 2006.

In 2007, significant increases in China's smelting capacity are expected to push the global copper concentrate market into deficit. This is expected to result in falling treatment charges and modification of the price participation term. Although a small surplus of copper metal is expected in the global marketplace, any unexpected mine production disruption could again push the metal market into deficit.

Gold

The London PM Gold fix averaged US$604 per troy ounce in 2006, up 36% from the 2005 average. The price hit a 26-year high in May when it reached US$725 per troy ounce.

Global mine production fell slightly by 2% in 2006 to 2,467 tonnes, while scrap supply rose 20% and net official sector sales fell by 50%. Overall supply fell 5% in 2006.

Growth in gold investments and Exchange Traded Funds (ETFs) was a strong driver of prices in 2006, offsetting a slump in jewellery off-take. Jewellery demand fell by 16%, most of which was in the first half of 2006. This drop was largely due to the volatile and higher price for gold.

Copper price averaged **US$3.05** per pound in 2006, **up 83%** from 2005 levels.

Gold Average Price (London PM Fix)


US $/oz
$700
$600
$500
$400
$300
$200
Cash Price
2002
2003
2004
2005
2006
Source: London Bullion Market Association (LBMA)

Coal
Teck Cominco is a major producer of metallurgical coal through our interest in the Elk Valley Coal Partnership. Unlike some of our metal products, which are priced on a daily basis through metal exchanges, the prices of the majority of metallurgical coal sales are settled through annual negotiations with buyers in the steel industry for the coal year running from April 1 to March 31.

The supply/demand imbalance for hard coking coal continued to ease over the course of 2006, which is expected to result in a decline in prices for the 2007 coal year compared with the average contract price of US$107 per tonne in the 2006 coal year. Prices are, however, expected to remain well above historical averages.

A trend is emerging in the market whereby the hard coking coal segment is being further stratified into groups based on coal quality, and prices will vary between these groups. This stratification could prove to be beneficial for Elk Valley Coal, which can produce a range of qualities of products including high quality hard coking coal products.

Lead
The global market for refined lead was in deficit in 2006. Strong growth in demand outstripped supply and reduced refined stocks to record low levels in days of global consumption. While it is believed that growth in demand will be strong again in 2007, it is expected that refined supply will grow by a greater amount and the refined market will record a modest surplus. In spite of this modest surplus, refined stocks will not grow significantly, keeping positive upward pressure on price and premiums.

Molybdenum
Molybdenum prices started the year at US$23 per pound and have remained relatively flat for the entire year, trading between US$20 per pound and US$27 per pound. The average price for 2006 was US$25 per pound.

The molybdenum market continued to experience strong fundamental growth across many demand sectors including: oil and gas tubular products, pipeline projects, advanced high strength and ultra high strength steel applications, and industrial stainless steel applications.

In 2005, a number of primary molybdenum mines in the northern region of China were closed for environmental and safety reasons; these mines remain closed, and China's molybdenum mine production remains below historic levels.

As molybdenum prices are significantly above historic averages, many Western primary molybdenum mines are expected to start production, but these mines are not coming on stream until late 2008 and early 2009. With the continued curtailment of production from China and the projected lower ore grades of the mines in South America, it is possible that molybdenum mine supply will be insufficient to meet growing demand through 2007.

Indium
Indium prices started the year at US$825 per kilogram, rose to US$980 per kilogram by March and ended the year at US$690 per kilogram. In 2006, the average price was US$798 per kilogram.

The outlook for indium remains positive as demand growth is expected to stay strong due to increased consumption of coated glass for display devices, such as flat screen televisions and computer monitors. The recent announcement by China to impose a tax on exports of indium should put upward pressure on the price.

This is
More than a Rock

This was a year of recor
achievements for Teck Cominco
Record economic performance–
record operating results—stron
environmental performance–
growth in the management tear
and throughout the company–
and promising developments in ou
resource properties. The Compan
is on a strong foundation fo
continued success in the future

This is
my Achievement







This record of achievement is shared among every one of us, from head office to mining operations, from R&D labs to the exploration teams in


RORY EDSON

Rory Edson is a gold refiner at our Pogo operation and a committed community volunteer. He's a captain of the Pogo Fire Team, a member of the Search and Rescue Squad, and, in his spare time, can usually be found in the great outdoors with his two sons.

Financial Review

Net earnings for the year ended December 31, 2006, were $2.4 billion or $11.53 per share compared with net earnings of $1.3 billion or $6.62 per share in 2005, and net earnings of $617 million or $3.18 per share in 2004.

Net earnings in 2006 included after-tax gains of $170 million on the sale of investments including $103 million on the sale of our investment in Inco. Net earnings in 2005 included gains on the sale of investments and assets totalling $65 million and $94 million in favourable tax adjustments. In 2004, we recorded a write-down of investments of $52 million and had non-recurring tax benefits of $31 million.

Net earnings in 2006 increased substantially over 2005 due mainly to significantly higher copper and zinc prices, with the average LME prices increasing by 83% and 137% respectively over the previous year. The average coal price in 2006 of US$113 per tonne was 14% higher than the US$99 per tonne realized in 2005. Partially offsetting these higher commodity prices was a weaker U.S. dollar, with an average Canadian/U.S. dollar exchange rate of 1.13 in 2006 compared with 1.21 in 2005.

Sales volumes of copper, zinc, lead and gold from mine operations in 2006 were similar to 2005, except coal sales volumes which were 4% lower. Sales of refined zinc in 2006 increased by 27% over 2005 as a three-month strike at Trail reduced production and sales in 2005. Molybdenum sales in 2006 were 25% lower than 2005 as a result of lower production due to lower ore grades.

Net earnings in 2005 increased significantly from 2004 due to the higher metals and coal prices, as well as higher copper sales volumes.

Cash flow from operations in 2006, before changes in non-cash working capital items, was $2.6 billion compared with $1.6 billion in 2005 and $1.1 billion in 2004. The significant increase in cash flow from operations in the last two years was due to rising commodity prices, partially offset by the effect of a weaker U.S. dollar. Copper and zinc operations accounted for all of the increase in operating profits in 2006 over 2005, as coal operating profits decreased by 13% compared with the previous year due to a weaker U.S. dollar, lower sales volumes and higher costs. The increase in cash flow in 2005 over 2004 was due mainly to copper and coal operations, which together accounted for 87% of the increase in operating profits, as copper, molybdenum and coal prices in 2005 increased substantially over 2004.

Cash flow from operations, after changes in non-cash working capital items, less scheduled debt repayments, dividends and sustaining capital expenditures, was $2.1 billion in 2006 compared with $1.3 billion in 2005.

At December 31, 2006, total cash and temporary investments were $5.3 billion. Long-term debt was $1.5 billion and the total debt to debt-plus-equity ratio was 19% compared with 28% at December 31, 2005.

Financial Data

($ in millions, except per share data)	**2006**	**2005**	**2004**
Earnings and Cash Flow			
Net earnings	**$ 2,431**	$ 1,345	$ 617
Cash flow from operations*	**$ 2,606**	$ 1,647	$ 1,109
Earnings per share	**$ 11.53**	$ 6.62	$ 3.18
Diluted earnings per share	**$ 11.20**	$ 6.22	$ 2.99
Dividends declared per share	**$ 2.00**	$ 0.80	$ 0.30
Capital expenditures	**$ 488**	$ 343	$ 216
Investments	**$ 175**	$ 203	$ 132
Balance Sheet			
Total assets	**$ 11,447**	$ 8,809	$ 6,059
Long-term debt	**$ 1,509**	$ 1,508	$ 627

** Before changes in non-cash working capital items.*

Revenues

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for each operation on production and sales as well as revenues and operating profits are presented in the tables on pages 40 and 41.

Revenues from operations were $6.5 billion in 2006 compared with $4.4 billion in 2005 and $3.4 billion in 2004. The increase in revenues in 2006 from 2005 was due to substantial price increases for copper and zinc, as well as higher refined metal sales from Trail, which was affected by a strike in 2005.

The $1.0 billion increase in revenue in 2005 over 2004 included $466 million from copper and molybdenum sales and $528 million from coal operations.

Average Metal Prices and Exchange Rate

	2006	2005	2004
Zinc (LME Cash–US$/pound)	**1.49**	0.63	0.48
Lead (LME Cash–US$/pound)	**0.59**	0.44	0.40
Copper (LME Cash–US$/pound)	**3.05**	1.67	1.30
Molybdenum (published price*–US$/pound)	**25**	32	19
Gold (LME PM fix–US$/ounce)	**604**	445	409
Coal (realized–US$/tonne)	**113**	99	52
Canadian/US$ exchange rate (Bank of Canada)	**1.13**	1.21	1.30

* *Published major supplier selling price in* Platts Metals Week

Costs and Expenses

Operating costs of $2.7 billion in 2006 were higher than the $2.2 billion in 2005, due mainly to higher costs of zinc and lead concentrates purchased by Trail as a result of higher metal prices and higher throughput in 2006. Site operating costs of mining operations increased by an average of 9% because of higher costs for fuel, consumables and labour, including one-time payments related to labour settlements.

General and administration expense was $96 million in 2006 compared with $74 million in 2005 and $52 million in 2004. The increase in 2006 was due to an increase in stock-based compensation expense resulting from an increase in our stock price, and an increased level of corporate activities. The increase in 2005 administration expense over 2004 was also due mainly to stock-based compensation expense.

Interest expense of $97 million in 2006 was $28 million higher than the previous year due to our US$1.0 billion bond issue in September of 2005. Partially offsetting this increase were the repayment of our US$150 million debenture in February 2006 and the repayment of the Inco exchangeable debenture late in the year. Interest expense of $69 million in 2005 was higher than $61 million in 2004 due to the US$1.0 billion bond issue in September 2005.

Exploration expense was $72 million in 2006 compared with $70 million in 2005 and $42 million in 2004. The higher exploration expenses in 2006 and 2005 reflect increased activities in exploration and advanced projects. Exploration expense in 2006 included $55 million or 76% of total expenditures on gold and copper projects, $13 million on nickel and poly-metallic projects and $4 million on diamond projects. Of the total expenditures, approximately 11% was spent in Canada, 13% in the United States and 21% in Australia. The remaining expenditures were incurred mostly in Brazil, Chile, Mexico and Peru.

Other income totalled $331 million in 2006 compared with $155 million in 2005 and a net expense of $40 million in 2004. Major items in 2006 were $186 million of interest income and $201 million of gains on disposition of our investments in Inco and other companies, compared with interest income of $56 million and gain on sale of investments of $58 million in 2005. Income from our holding of Fording Canadian Coal Trust units was $48 million in 2006, compared with $76 million in 2005 and $13 million in 2004.

Income and resource taxes of $1.2 billion in 2006 was 33.7% of pre-tax earnings and slightly lower than the Canadian statutory rate of 34%. Included in the provision for income and resource taxes are provincial mineral taxes on mining income earned in Canada, which is taxed at rates between 9% and 13%. The effect of these additional taxes was offset by depletion and resource allowances in Canada and the United States. The effect of the lower tax rate for capital gains and other miscellaneous tax adjustments was not significant.

The provision for income and resource taxes of $546 million in 2005 included non-recurring favourable adjustments relating to reductions in tax rates, capital gains and the benefit of tax loss carry-forwards not previously recognized. The composite tax rate, excluding the effect of these non-recurring adjustments, was 35%.

Net earnings for the year ended December 31, 2006, were

$2.4 billion or $11.53 per share.

Production and Sales Statistics (Note 1)

		Production			Sales		
Years ended December 31		**2006**	2005	2004	**2006**	2005	2004
TRAIL OPERATIONS							
Refined Zinc *(thousand tonnes)*		**296**	223	296	**290**	228	296
Refined Lead *(thousand tonnes)*		**90**	69	85	**88**	69	86
Surplus Power *(GW.h)*		**–**	–	–	**891**	1,278	957
BASE METALS (Note 2)							
Zinc *(thousand tonnes)*	Red Dog	**558**	568	554	**536**	545	651
	Antamina	**35**	41	43	**36**	43	41
	Pend Oreille	**34**	45	17	**35**	44	17
	Louvicourt	**–**	3	5	**–**	3	5
		627	657	619	**607**	635	714
Lead *(thousand tonnes)*	Red Dog	**124**	102	117	**115**	105	127
	Pend Oreille	**5**	8	2	**5**	8	3
		129	110	119	**120**	113	130
Copper *(thousand tonnes)*	Highland Valley Copper (Note 3)	**167**	175	158	**180**	181	140
	Antamina	**87**	84	82	**87**	87	77
	Louvicourt	**–**	4	8	**–**	4	8
		254	263	248	**267**	272	225
Molybdenum *(thousand pounds)*	Highland Valley Copper	**4,023**	6,149	9,853	**3,764**	6,682	10,130
	Antamina	**3,906**	3,333	1,778	**3,948**	3,628	903
		7,929	9,482	11,631	**7,712**	10,310	11,033
GOLD *(thousand ounces)*	Hemlo	**205**	230	247	**207**	230	246
	Pogo	**45**	–	–	**39**	–	–
	Other	**13**	15	14	**11**	12	13
		263	245	261	**257**	242	259
COAL *(thousand tonnes)*	Elk Valley Coal (Note 4)	**8,657**	9,948	9,277	**8,994**	9,352	9,333

Notes:

(1) The above production and sales volumes refer to the Company's share.

(2) Production and sales volumes of base metal mines refer to metals contained in concentrate.

(3) The Company owns 97.5% of Highland Valley Copper since March 1, 2004, and owned 63.9% prior to that date.

(4) Results of the Elk Valley Coal Partnership represent the Company's 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006, 38% from April 1, 2004 to March 31, 2005, and 35% prior to April 1, 2004.

Revenues, Depreciation and Operating Profit

($ in millions)	Revenues			Depreciation and Amortization			Operating Profit		
	2006	**2005**	**2004**	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**
Smelting and Refining									
Trail (including power sales)	**$ 1,802**	$ 937	$ 1,006	**$ 47**	$ 39	$ 47	**$ 395**	$ 134	$ 119
Base Metals									
Red Dog	**1,539**	677	626	**59**	56	68	**1,079**	325	207
Pend Oreille	**88**	54	17	**14**	18	5	**38**	2	(4)
Highland Valley Copper (Note 1)	**1,413**	1,021	748	**46**	62	52	**1,019**	613	431
Antamina	**807**	524	318	**34**	38	41	**598**	355	171
Inter-segment sales and other	**(430)**	(98)	(74)	**1**	4	9	**(19)**	12	14
	3,417	2,178	1,635	**154**	178	175	**2,715**	1,307	819
Gold									
Hemlo	**143**	127	142	**24**	21	22	**7**	9	32
Coal									
Elk Valley Coal (Note 2)	**1,177**	1,173	645	**39**	34	31	**444**	512	125
Total	**$ 6,539**	$ 4,415	$ 3,428	**$ 264**	$ 272	$ 275	**$ 3,561**	$ 1,962	$ 1,095

Notes:

(1) Highland Valley Copper results were consolidated commencing March 1, 2004, with minority interests of 2.5%. Prior to March 1, 2004, the Company had proportionately consolidated 63.9% of Highland Valley Copper.

(2) Results of the Elk Valley Coal Partnership represent the Company's 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006, 38% from April 1, 2004 to March 31, 2005, and 35% prior to April 1, 2004.

(3) Depreciation and amortization are deducted in calculating operating profit.

Operating Profit


$ in millions
Gold
Refining
Coal
Zinc
Copper
4,000
3,000
2,000
1,000
0
140
255
1,095
1,962
3,561
2002
2003
2004
2005
2006

Debt & Debt Plus Equity


$ in millions
Debt
Debt Plus Equity
10,000
8,000
6,000
4,000
2,000
0
959
3,413
1,103
3,530
665
3,886
1,721
6,104
1,509
8,058
2002
2003
2004
2005
2006

Cash flow from operations was

$2.6 billion

before changes in non-cash working capital in 2006.

FINANCIAL POSITION AND LIQUIDITY

Operating Cash Flow

Cash flow from operations, before changes in non-cash working capital items, was $2.6 billion for 2006 compared with $1.6 billion a year ago mainly as a result of the significantly higher copper and zinc prices. Operating cash flow in 2005 was higher than the $1.1 billion in 2004 due mainly to rising prices for our main products.

Cash flow from operations, after changes in non-cash working capital items, less scheduled debt repayments, dividends and sustaining capital expenditures, was $2.1 billion in 2006 compared with $1.3 billion in 2005.

Investing Activities

Capital expenditures in 2006, excluding investments in oil sands projects, amounted to $318 million with $171 million on sustaining capital expenditures and $147 million on project development expenditures. Capital expenditures in 2005 were $323 million, including $88 million on the Pogo gold mine and $51 million on capacity expansion projects at Elk Valley Coal. In 2006, we also invested $97 million on the Fort Hills oil sands project and $73 million on other oil sands leases. Total investments in oil sands projects in 2005 were $20 million.

In the fourth quarter of 2006, we tendered our Inco shares to a competing offer for cash proceeds of $770 million. A portion of the Inco shares were pledged against the Inco exchangeable debenture, and the related proceeds were used to repay the debenture. Proceeds from dispositions in 2006 totalled $885 million, including $770 million received from the tendering of our Inco shares and the balance from the sale of other marketable securities. Dispositions of marketable securities totalled $118 million in 2005, and the sale of the Cajamarquilla zinc refinery in 2004 provided net proceeds of $156 million.

Major investments in 2006 included $71 million in Tahera Diamond Corporation, Nautilus Minerals Inc. and ZincOx Resources plc in 2006. Investments of $203 million in 2005 were in marketable securities, primarily Inco shares.

Financing Activities

In February 2006, we repaid the US$150 million 6.875% debenture issued in 1996. In the fourth quarter, the majority of the holders of the Inco exchangeable debentures tendered their debentures for exchange and we repaid these debentures with the equivalent cash. Cash of $105 million was placed in trust to satisfy the redemption requirements of the debentures that remained outstanding at the end of the year.

In June 2006, we completed a series of transactions culminating in the redemption of $112 million principal amount of exchangeable debentures due 2024. In the course of these transactions, all outstanding exchangeable debentures were tendered for exchange and we issued 11.5 million Class B subordinate voting shares. The exchange did not affect our cash flow or earnings because shares were issued and the debentures were included in shareholders' equity on the balance sheet.

In September 2006, the remaining Antamina project debt was refinanced on a non-recourse basis with a syndicated five-year revolving term bank facility with a bullet payment at maturity. The facility is extendable annually with the concurrence of the participating banks.

In September 2005, we issued 10 and 30-year notes totalling US$300 million and US$700 million respectively. Net proceeds of the issue totalled $1.2 billion. The 10-year notes have a coupon rate of 5.375%, and the 30-year notes have a coupon rate of 6.125% with interest paid semi-annually. Repayment of long-term debt in 2005 consisted of our share of the minimum and accelerated repayments of $95 million on the Antamina project debt.

In 2006, we recorded $16 million as proceeds on the exercise of employee and director stock options, compared with $28 million in 2005. In 2004, we issued 7.6 million Class B subordinate voting shares for $126 million, comprising $90 million on the exercise of 5.0 million share purchase warrants and $36 million on the exercise of employee and director stock options. Also in 2004, we issued 7.3 million Class B subordinate voting shares on the conversion of a stated amount at maturity of US$156 million of the convertible debentures due 2006. The redemption and share issue were non-cash transactions and were not included on the cash flow statement.

We increased our semi-annual dividend to $1.00 per share in July 2006. This followed an increase to $0.40 per share in June 2005 from $0.20 per share in December 2004. The semi-annual dividends declared in December of 2006 and 2005 were paid to shareholders in January of the following year.

Cash Resources and Liquidity

At December 31, 2006, we held cash and temporary investments of $5.3 billion against total debt of $1.5 billion. Long-term debt to debt-plus-equity ratio was 19% compared with 28% at the end of 2005. We have no mandatory corporate debt payments due in the next five years and over half of the outstanding $1.5 billion of debt is not due until 2035.

At December 31, 2006, we had bank credit facilities aggregating $1.0 billion, 97% of which mature in 2011 and beyond. Unused credit lines under these facilities after issuing letters of credit amounted to $918 million.

Quarterly Earnings and Cash Flow

($ in millions, except per share information)	**2006 Q4**	**2006 Q3**	**2006 Q2**	**2006 Q1**
Revenues	**$ 2,088**	**$ 1,632**	**$ 1,546**	**$ 1,273**
Operating profit	**1,167**	**876**	**894**	**624**
Net earnings	**866**	**504**	**613**	**448**
Earnings per share	**4.02**	**2.34**	**2.95**	**2.19**
Cash flow from continuing operations*	**829**	**647**	**669**	**461**

	2005 Q4	2005 Q3	2005 Q2	2005 Q1
Revenues	$ 1,343	$ 1,150	$ 994	$ 928
Operating profit	686	550	407	319
Net earnings	510	405	225	205
Earnings per share	2.50	2.00	1.11	1.01
Cash flow from continuing operations*	555	474	332	286

**Before changes in non-cash working capital items.*

In the fourth quarter of 2006, revenues from operations were $2.1 billion compared with $1.3 billion in the same period a year ago due to higher copper and zinc prices as well as higher sales volumes at the Red Dog mine.

Net earnings in the fourth quarter of 2006 were $866 million or $4.02 per share compared with net earnings of $510 million or $2.50 per share in the fourth quarter of 2005.

The higher earnings in the fourth quarter of 2006 were principally a result of higher copper and zinc prices and higher zinc sales volumes at Red Dog. The average LME prices for copper and zinc were US$3.21 and US$1.91 per pound respectively in the quarter, up 65% and 158% from the same period a year earlier. A weaker U.S. dollar of $1.14 in the fourth quarter compared with $1.17 in the fourth quarter of 2005 partially offset the effect of the higher commodity prices.

Included in fourth quarter earnings was an after-tax net gain of $115 million on the disposition of our position in Inco. In the fourth quarter of 2005, net earnings included a favourable tax adjustment of $52 million for the reduction of a future income tax liability and an after-tax gain on the sale of investments of $17 million.

Cash flow from operations, before changes to non-cash working capital items, was $829 million in the fourth quarter of 2006 compared with $555 million in the fourth quarter of 2005 with the increase due mainly to significantly higher operating profits from zinc and copper operations.

OUTLOOK

Trail's refined zinc and lead sales are expected to be 10%–15% lower than production in the first quarter due to seasonality and softness in the U.S. markets. We expect the shortfall will be recovered in the typically stronger second and third quarters of the year.

Sales and profits of the Red Dog mine follow a seasonal pattern, with higher sales volumes of zinc and most of the lead sales occurring in the last five months of the year following the commencement of the shipping season in July.

Copper production at Highland Valley Copper in 2007 is expected to decrease by approximately 30,000 tonnes from the 2006 production level, as the mine begins a three-year transitional mining period in 2007 to develop the Valley pit east wall and mill throughput decreases as a result of higher stripping levels.

At Antamina, our share of copper production in 2007 is expected to decrease from 2006 by 8,000 tonnes, while our share of zinc production is expected to increase by 40,000 tonnes due to the changes in ore mix and ore grades.

The Lennard Shelf mine, expected to commence operation in the first quarter of 2007, will result in approximately 30,000 tonnes of additional zinc production for the company in 2007.

Gold production is expected to increase by approximately 85,000 ounces in 2007 compared with 2006 due to higher planned production from the Pogo mine. Our share of gold production from Pogo is estimated to be 136,000 ounces, while our share of production from the Hemlo joint venture is expected to be similar to 2006 at approximately 205,000 ounces.

Adverse weather conditions in late 2006 and early 2007 affected rail performance and contributed to lower inventories of Elk Valley Coal's products at the ports and lower sales in the first quarter. Elk Valley Coal's 2007 production and sales will be affected by any disruption in coal shipments and the outcome of the sales negotiations in the first quarter in 2007.

We reported record profits in 2006 due to significantly higher commodity prices. Prices for copper and zinc declined in January 2007. In January, 40% of the receivables outstanding at December 31, 2006, were final priced resulting in negative revenue adjustments of $43 million on a before-tax basis. The total amount of final pricing revenue adjustments to be recorded in the first quarter of 2007 will depend on average metal prices in February and March.

Coal prices in the first quarter of 2007 are expected to be similar to the fourth quarter average price of US$106 per tonne (Cdn$123 per tonne). Negotiations are under way for coal prices and volumes for the coal year commencing April 1, 2007. The hard coking coal market is not as strong as the past two years as new sources of supply from competitors are coming on stream and infrastructure constraints in Australia are being mitigated.

In addition to the recording of any negative final pricing adjustments and the impact of delayed coal shipments due to poor weather, first quarter performance will also be affected by the seasonality of Red Dog zinc and lead sales, as well as any unrealized mark-to-market gain or loss on financial instruments as a result of the adoption of new accounting rules.

Under new accounting rules that are effective January 1, 2007, the Company will record a receivable of $139 million on January 1, 2007 related to contingent payments that we may receive from the purchaser of the Cajamarquilla zinc refinery that was sold in 2004. The payments occur until 2009 in years in which the average annual zinc price exceeds US$0.454 per pound. The $139 million receivable is estimated based on the zinc forward curve in effect at the end of 2006. This receivable will be marked to market using the zinc forward curve in effect at the end of each subsequent quarter with any gain or loss taken into income during that quarter.

Any strengthening of the Canadian dollar relative to the U.S. dollar has a negative impact on our earnings as the prices of our products are denominated in U.S. dollars and a significant portion of our operating costs are Canadian dollar based.

Earnings Sensitivity
Sensitivity of annual earnings to changes in metal prices and the U.S. dollar exchange rate based on the Company's 2007 production plan is as follows:

	Change	Estimated Impact on Annual After-Tax Earnings	EPS
		(Cdn$ millions)	
Zinc	US$0.01/pound	$ 10	4.6¢
Lead	US$0.01/pound	$ 3	1.4¢
Copper	US$0.01/pound	$ 3	1.4¢
Molybdenum	US$1/pound	$ 5	2.3¢
Gold	US$10/ounce	$ 2	1.0¢
Coal	US$1/tonne	$ 7	3.2¢
Power	US$10/MW.h	$ 8	3.7¢
US$1 = Cdn	Cdn$0.01	$ 22	10.2¢

Note: The effect on the Company's earnings of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.

Increases in site operating costs are expected to be lower in 2007 compared with the previous two years, as pressure on commodity prices and oil prices appears to be easing and no major one-time payments related to labour settlements are anticipated.

Our capital expenditures are estimated to be $775 million in 2007, including $210 million of sustaining capital expenditures at our operations and $265 million on development projects. In addition, we expect to spend $300 million on our share of costs in the Fort Hills oil sands project and various oil sands properties jointly owned with UTS Energy Corporation.

CONTINGENCIES

Legal Proceedings

On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. The citizen's suit was brought pursuant to Section 310(a)(i) of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) on December 11, 2003 (the "UAO"), purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal that decision and the District Court entered a stay of proceedings (the "Stay") pending a final decision on the appeal. In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under CERCLA. On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the U.S. Resource Conservation and Recovery Act (RCRA) seeking injunctive relief and costs. As far as we are aware, no suit has been filed under RCRA.

On July 3, 2006, the 9th Circuit affirmed the District Court's denial of TCML's motion to dismiss the citizen's suit and on October 30, 2006, denied our petition for a rehearing. On November 6, 2006, the Court granted our motion for a stay pending a further application for leave to appeal to the U.S. Supreme Court. We are preparing the application, which must be filed prior to February 27, 2007.

On June 2, 2006, TCML and its US affiliate, Teck Cominco American Incorporated (TCAI), entered into a Settlement Agreement (the "Agreement") with the EPA and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (the "Studies") that, while not carried out under an administrative or judicial order, is consistent with the U.S. National Contingency Plan. TCAI is paying EPA's oversight costs and providing US$1.1 million in annual funding to the EPA to facilitate the full participation of the Tribes, the State and the U.S. Department of Interior, and TCML has guaranteed TCAI's performance of the Agreement. TCAI has placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew the UAO. The recent decision of the 9th Circuit will not affect the Agreement.

There can be no assurance that the agreement to conduct and fund the Studies and the withdrawal of the UAO will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

CRITICAL ACCOUNTING ESTIMATES

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management's application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. Management's critical accounting estimates apply to the assessment for the impairment of property, plant and equipment and the valuation of other assets and liabilities such as inventory, plant and equipment, investments, restoration and post-closure costs, accounting for income and resource taxes, mineral reserves, contingencies and pension and other post-retirement benefits.

Property, Plant and Equipment

The Company capitalizes the development costs of mining projects when resources as defined under National Instrument 43-101 are present and it is expected that the expenditure can be recovered by future exploitation or sale. Upon commencement of commercial production, these costs are amortized over the proven and probable reserves to which they relate calculated on a units of production basis. The estimation of the extent of reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimates of future costs. New knowledge derived from further exploration and development of the ore body may affect reserve estimates. In addition, the estimation of economic reserves depends on assumptions regarding long-term commodity prices and in some cases exchange rates.

Where impairment conditions may exist, the expected undiscounted future cash flows from an asset are compared with its carrying value. These future cash flows are developed using assumptions that reflect the long-term operating plans for an asset given management's best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions at the time the model is developed. These models are updated from time to time, and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties. In management's view, based on assumptions which management believes to be reasonable, a reduction in the carrying value of property, plant and equipment is not required at December 31, 2006. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future write-downs.

Income and Resource Taxes

The determination of the Company's tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of the future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities which may interpret tax legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management's best estimate of the probable outcome of these matters.

Pension and Other Post-Retirement Benefits
The cost of providing benefits through defined benefit pension plans and post-retirement benefit plans is actuarially determined. Cost and obligation estimates depend on management's assumptions about future events, which are used by the actuaries in calculating such amounts. These include assumptions with respect to discount rates, the expected plan investment performance, future compensation increases, health care cost trends and retirement dates of employees. In addition, actuarial consultants utilize subjective factors such as withdrawal and mortality rates. Actual results may differ materially from those estimates based on these assumptions.

Asset Retirement Obligations
The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which result in an obligation. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Recognition of Contingencies
The Company is subject to a number of lawsuits and threatened lawsuits. A provision is made for amounts claimed through these lawsuits when management believes that it is more likely than not that the plaintiffs will be awarded damages or a monetary settlement will be made. Management seeks the advice of outside counsel in making such judgments when the amounts involved are material.

ADOPTION OF NEW ACCOUNTING STANDARDS

Deferred Stripping
Effective January 1, 2006, the Company adopted CICA Emerging Issues Committee Abstract 160 (EIC–160), "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC–160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are amortized on a unit of production basis over the proven and probable reserves to which they relate.

The prospective application of this standard permits the existing deferred stripping costs incurred in the production phase to be amortized on a unit of production basis over the remaining life of the mine. As at January 1, 2006, the opening balance of capitalized stripping costs was $52 million. Stripping costs relating to the mine expansion at Highland Valley Copper, which is considered to be a betterment of the property, are capitalized and amounted to $25 million as at December 31, 2006 (2005 – $3 million).

Mineral Properties Costs
Effective January 1, 2006, the Company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties.

Under this policy, acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43–101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred.

Previously, the Company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively but did not have any effect on the Company's reported earnings or retained earnings.

Conditional Asset Retirement Obligations
During 2006, the Company applied the interpretations of CICA Emerging Issues Committee Abstract 159 (EIC–159), "Conditional Asset Retirement Obligations". EIC–159 requires the recognition of a liability if the entity has sufficient information to reasonably estimate the fair value of the asset retirement obligation, even if the timing and/or method of settling the legal obligation are conditional on a future event. If sufficient information is not available at the time the liability is incurred, a liability should be recognized in the period in which sufficient information becomes available. The application of EIC–159 did not have any impact on the Company's consolidated financial statements.

Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date
Effective December 31, 2006, the Company adopted the new CICA Emerging Issues Committee Abstract 162 (EIC–162) "Stock-Based Compensation for Employees Eligible to Retire before the Vesting Date". EIC–162 requires that stock-based compensation costs are to be recorded over the period from the grant date of the awards to the time employees are eligible to retire as opposed to being recorded over the stated vesting period of the awards. These new provisions are applied with retroactive restatement. The adoption of the new standard did not have any affect on the Company's reported earnings or retained earnings.

FINANCIAL INSTRUMENTS

In 2006, the Company's commodity price and foreign exchange hedging activities increased the Company's revenues by $43 million. The unrealized mark-to-market loss on our derivatives and financial instruments totalled $73 million as at December 31, 2006.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Canadian Accounting Pronouncements Effective for 2007
In September 2006, the Emerging Issues Committee issued Abstract 163 (EIC–163), "Determining the Variability to Be Considered in Applying AcG–15". EIC–163 provides clarification of how an entity should determine the variability in assessment of a Variable Interest Entity. EIC–163 requires an analysis of the design of the entity in determining the variability to be considered in applying AcG–15 using a two-step approach. The guidance will be applied to all entities (including newly created entities) when an enterprise first becomes involved and to all entities previously required to be analyzed under AcG–15 when a reconsideration event has occurred, subsequent to January 1, 2007.

In July 2006, the CICA revised Section 1506, "Accounting Changes", which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the change results in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, nature and amount of the change should be disclosed. The revised section is effective for the Company's financial year beginning January 1, 2007.

In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards will affect the Company's interim and annual financial statements beginning with the first quarter of 2007.

(i) Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

The Company's cash equivalents, temporary investments and investments in marketable securities will be classified as available for sale and thus will be recorded at fair value on the balance sheet. Changes in the fair value of these instruments will be reflected in other comprehensive income.

All derivatives will be recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments will be included in net income, unless designated as part of a cash flow hedge relationship.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.

(ii) Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG–13, "Hedging Relationships", and Section 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Upon adoption of this standard, the Company will discontinue hedging on all commodity derivative contracts and interest rate swaps. The Company may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may account for such as cash flow hedges.

(iii) Comprehensive Income, Section 1530

A new standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

OTHER INFORMATION

Outstanding Share Data

As at February 23, 2007, there were 211,231,495 Class B subordinate voting shares and 4,673,453 Class A common shares (Class A shares) outstanding. In addition, there were outstanding 2,477,713 director and employee stock options with exercise prices ranging between $6.39 and $87.48 per share. More information on these instruments and the terms of their conversion are set out in Note 17 of the Company's 2006 year-end financial statements.

On February 12, 2007, we announced our intention, subject to regulatory approval, to purchase up to 20 million of our outstanding Class B subordinate voting shares by way of a normal course issuer bid and, subject to shareholder approval, to implement a two for one share split of our Class A common shares and Class B subordinate voting shares.

Contractual and Other Obligations

The Company's contractual and other obligations as at December 31, 2006, are summarized as follows:

($ in millions)	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Long-term debt	$ 1,509	$ –	$ 3	$ 120	$ 1,386
Operating leases	102	19	25	16	42
Road and port lease at Red Dog (Note 1)	729	21	42	42	624
Minimum purchase obligations (Note 2)					
Concentrate, supply and other purchases	63	13	18	13	19
Shipping and distribution	90	16	32	18	24
Pension funding (Note 3)	55	55	–	–	–
Other non-pension post-retirement benefits (Note 4)	316	10	24	28	254
Asset retirement obligations (Note 5)	449	22	23	13	391
Other long-term liabilities (Note 6)	136	18	34	7	77
Contributions to the Fort Hills oil sands project(Note 7)	736	230	506	–	–

Notes:

(1) The Company leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million per annum and are subject to deferral and abatement for force majeure events.

(2) The majority of the Company's minimum purchase obligations are subject to continuing operations and force majeure provisions.

(3) As at December 31, 2006, the Company had a net pension over-funding of $5 million based on actuarial estimates prepared on an ongoing concern basis. The amount of minimum funding for 2007 in respect of defined benefit pension plans is $55 million. The timing and amount of additional funding after 2007 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.

(4) The Company had a discounted, actuarially determined liability of $316 million in respect of other non-pension post-retirement benefits as at December 31, 2006. Amounts shown are estimated expenditures in the indicated years.

(5) The Company accrues environmental and reclamation obligations over the life of its mining operations, and amounts shown are estimated expenditures in the indicated years. In addition to the above, the Company has ongoing treatment and monitoring costs of $3.6 million per annum for 2007-2031 and $11.6 million per annum for 2032-2106.

(6) Other long-term liabilities include amounts for post-closure and environmental costs and other items.

(7) The Company has committed to contribute 34% of the first $2.5 billion of expenditures on the Fort Hills oil sands project. Total project costs have not been finalized as project scope and costs are under review.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2006. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2006, the Company's internal control over financial reporting was effective.

Management's assessment of the effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, who have expressed their opinion in their report included with the Company's annual consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Human Resources

We put great emphasis on our human resources, recognizing that remaining competitive in a global environment means having highly committed and engaged employees. As the increased demand for skilled employees continues, we are committed to attracting, developing and retaining the best people in the industry.

We know that the future holds many opportunities for our 7,316 employees and our ability to capitalize on those opportunities will benefit our employees, shareholders and the communities in which we live and work. Our human resources philosophy is that our people will differentiate us from our competitors and drive our success.

We are facing fierce competition to attract people to the mining industry. We increased our profile among students by visiting numerous universities in Canada and the U.S., hiring 37 new graduating engineers and technical staff in 2006. In our Canadian operations, the number of apprentices grew to 170, a 70% increase over the previous year.

Our ability to retain key staff is an important measure of how we are doing as an employer of choice. In 2006, at our major Canadian operations we achieved a low turnover rate of 2% for technical and management staff positions.

In 2006, we continued to focus on the development of our employees and supported numerous training programs for production and maintenance, as well as supervisory programs, and business and management programs. A new leadership program was implemented for employees at the corporate level.

In partnership with Simon Fraser University, we offered three MBA-level business courses that lead to a Graduate Diploma in Business Administration. These courses supplement the technical background of employees, increasing the knowledge and understanding of our engineering and technical staff. To date, over 200 employees have participated in these business courses and 13 employees have graduated with a Diploma in Business Administration. The courses will be expanded to a full MBA program in the future.



Leigh Martin-Boyd and Dave Donaldson are employed at Teck Cominco's head office in Vancouver.

The performance management program *Building Strength with People* has been implemented across Teck Cominco and is the basis for performance review, employee development and career discussion. The program aligns individual performance with the organization's objectives and goals and ensures that the strategic objectives of the organization are being met and that individual performance is recognized and rewarded.

On the industrial relations front, new long-term labour contracts were negotiated at five of our mining operations. Five-year agreements were negotiated at Fording River, Elkview and Highland Valley Copper, a four-year agreement was negotiated at Line Creek, and a three-year agreement was negotiated at Antamina. All contracts were settled without a work stoppage.

We know that the future holds many opportunities for our **7,316** employees.

Everywhere we do business, Teck Cominco strives tc extend the economic and other benefits of ou activities as broadly as possible. This means fa more than employing local residents. We promote educational and training programs to promote meaningful career opportunities. We support loca hospitals and cooperate with governments, councils elders and other local representatives. Whenever possible, we utilize local suppliers and services We understand that our business can only succeec if we operate in collaborative partnership with local communities.

This is
my Community







Everywhere Teck Cominco operates, we work hand in hand with local governments, communities and cultures. To protect people and the environment, our environmental monitoring standards are among the strictest anywhere.


Highland
Valley
Copper

Dave “Tiny” Court, mine technician at Highland Valley Copper, is a 17-year employee and safety rep. A visual artist and carver, he was commissioned to paint a mural that adorns the operation’s Mine Maintenance building. Tiny is co-Chair of the Highland Valley Drug and Alcohol Awareness Committee and lectures at community schools in support of the Know Your Rights to Refuse program.

Environment, Health and Safety, and Community


Prevention and response exercises are essential to maintaining health and safety on the worksite.

Teck Cominco's business strategy is to enable our people to recognize, analyze and act on opportunities that create value and make Teck Cominco a better company. Maintaining our social licence to operate is a cornerstone of this strategy, and to that end we strive to incorporate the principles of sustainability in all aspects of our activities. How we plan and carry out our activities will ensure the safest working conditions for our people, demonstrate responsible environmental care and natural resource stewardship, create socioeconomic opportunities and protect cultural values in local and regional communities.

In 2006, we began reporting on our sustainability performance using the Global Reporting Initiative (GRI) G3 guidelines. This decision reflects our commitment to identify, monitor and report more fully on those aspects of our activities that significantly influence our contribution to sustainable development. The report (released at the end of 2006), which encompasses our performance from 2003 through 2005, is available on our website.

Although we are committed to the highest level of performance in employee and contractor safety and health, it is with great sadness that we report that a total of six fatalities occurred at our operations during 2006: four occurred at the closed Sullivan mine involving an employee and an environmental consultant, and two paramedics who perished during the rescue attempt; a contractor at our Morelos exploration project in Mexico and, recently, a geologist working at the Red Dog Mine. We have all been deeply affected by these tragic events, and all of our employees and contractors are being asked to continue to strive towards our goal of zero incidents. On behalf of Teck Cominco and all of our employees, we express our most heartfelt condolences to the families and loved ones of the victims.

We are pleased to report that five Company and Elk Valley Coal mine operations were recognized for outstanding reclamation progress during the year. In British Columbia, the Fording River Mine received the overall award for excellence from the B.C. Ministry of Energy, Mines and Petroleum Resources Awards Committee (www.trcr.bc.ca), while the Elkview Mine and Highland Valley Copper received citations for excellence in the coal and metal mines categories respectively. In Alberta, the Cardinal River Mine won the Alberta Chamber of Resources award for its Sphinx Lake reclamation program. Finally, Antamina was awarded the Peruvian National Mining and Oil Societies award for conservation initiatives at the Polylepsis Conservation Project.

Teck Cominco operates on the fundamental principle of continuous improvement through a broad range of sustainability initiatives. In order to monitor our progress in meeting corporate sustainability objectives, we use various indicators across the different aspects of sustainability (i.e., environmental, safety, health, social, economic, community). The adjoining table provides a snapshot of performance trends over the past three years and is elaborated upon in more detail in our annual corporate sustainability report.

Establishing low-cost, long-life operations that serve as stable economic engines to support regional development has enabled Teck Cominco to contribute to the sustainability of communities near our operations. By building wealth and prosperity, Teck Cominco contributes to human development, socioeconomic infrastructure and the creation of opportunities for people in the communities and regions in which we operate.

In Peru, for example, the Antamina mine, located in a country where poverty is widespread, generated significant wages, taxes and local procurement in 2006. As part of its commitment to local communities, and in cooperation with the government of Peru, Antamina created a US$65 million sustainability fund in 2006. The fund will be used to improve the health, welfare and education of indigenous populations that live in the areas near the mine site.

Our vision for Teck Cominco is that of a company that serves as a resource steward today and for the generations that will follow. Although our journey to sustainability is a work in progress, we are proud of the contributions that we have made to society. Our approach to sustainable development recognizes that proactive social and environmental management creates real business value. Pursuing a clear, cohesive, and streamlined sustainability program helps lower risk, maintains our "licence to operate", enhances access to new opportunities and helps our customers meet their own social and environmental goals.

For 2006, Teck Cominco had a number of overall corporate EHS goals that were identified in our 2005 annual report. These goals and our results are set out below:

- No fatalities—not achieved, six during the year.
- Injury frequency of <1/200,000 hours worked—achieved with an overall 0.82.
- No incident with enforcement actions—achieved.
- Compliance with GRI sustainability indicators in three years—well advanced with issuance of 2005 report.
- Issue and implement policies on energy/GHG management and biodiversity/conservation—not achieved until 2007.

Sustainability Performance Trends

Aspects/Indicators	2006	2005	2004
Employees	**7,316**	7,103	6,710
Operations	**14**	13	12
Awards and Recognition	**5**	4	5
EMS Status			
Corporate audits conducted	**4**	4	7
New ISO Certified Operations	**0**	4	1
Significant EHS Incidents	**3**	2	3
Health & Safety Statistics			
Fatalities	**6**	2	2
Lost-time injuries (LTI)	**116**	117	116
Lost-time injuries (LTI) frequency	**0.87**	0.92	1.00
Severity	**209.9**	120.0	132.3
Enforcement Actions			
Number	**1**	0	2
Cost	**$4,500**	$0	$33,285

Our complete 2006 Sustainability Report will be published in the second quarter of 2007.

As part of its commitment to communities, and in cooperation with the government of Peru, Antamina created a US$65 million sustainability fund in 2006.

Exploration



A mapping team in BC (Paul Jago, Paola Chadwick, Fionnuala Devine, Paul Baxter).

On a global scale, copper and gold were the main exploration targets in 2006. Zinc in Ireland, diamonds in Canada and nickel laterite in Brazil were the focus of large, localized exploration programs for other commodities.

Two projects are at an advanced exploration stage; a pre-feasibility study was initiated on the Morelos gold project in Mexico, and a scoping study was initiated on the Santa Fe nickel project in Brazil. Both programs will continue in 2007.

In addition, the Carrapateena copper-gold project in Australia and the Agi Dagi–Kirazli gold projects in Turkey were the focus of large drilling programs throughout the year.

Exciting "new discovery" projects in 2006 include the Darby diamond project in Canada, the Araguaia nickel project in Brazil, and the Kaoko copper project in Namibia.

Copper

Exploration programs in Canada, the U.S., Mexico, Peru, Chile and Argentina targeted porphyry copper settings; programs in Chile, Brazil, and Australia targeted IOCG settings; and a regional project in northwest Namibia targeted sediment-hosted copper.

Highlights include Carrapateena in Australia, Rio Novo in Brazil and Kaoko in Namibia. Drill intersections at Carrapateena include 836 meters grading 0.9% copper, 0.5 g/t gold and 303 meters of 1% copper, 0.6 g/t gold.

Drill intersections on the Rio Novo project in the Carajas district of Brazil include 30 meters grading 2% copper, 0.3 g/t gold and 47 meters grading 1.2% copper, 0.2 g/t gold.

Surface chip sampling of various outcrops in northwest Namibia include 20 meters grading 3.7% copper and grab samples grading 13% copper.

Gold

Canada, the U.S., Mexico, Peru, Argentina, Australia and Turkey were the main jurisdictions for gold exploration in 2006. In May, the Company exercised its option to back in to an initial 60% interest in the Agi Dagi and Kirazli properties in Turkey from Fronteer Developments.

Drilling highlights on Agi Dagi since the election to back in, include 111 meters grading 4 g/t gold.

Drilling highlights on Kirazli include 104 meters grading 1 g/t gold.

Drilling on the Morelos project in Mexico (79% TCL, 21% Goldcorp) produced new intersections beyond previously outlined mineralized zones, including 38 meters grading 7 g/t gold (oxide).

Nickel

Together with its partner, International Nickel Ventures Corporation, the Company initiated a scoping-level study on the Santa Fe–Ipora nickel laterite properties located in Goias State, Brazil. Results of the study outlined areas for further work, including additional drilling of high grade areas, metallurgical testwork and bulk sampling. The scoping study work will continue into 2007.

On its 100% owned Araguaia property in Para State, Brazil, the Company undertook regional-scale drill testing of a newly discovered nickel-saprolite prospect. Highlights include 9 meters grading 1.9% nickel and 11 meters grading 1.8% nickel. Additional drilling is planned for 2007.

Zinc

The most significant new zinc project in 2006 continued to be the Irish Midlands program. Ongoing regional compilations and targeting led to additional land acquisition. The Company now controls over 50 prospecting licences covering highly prospective ground, including licences with known zinc resources. An aggressive drilling campaign is planned for 2007.

Diamonds

The highlight of the Company's diamond exploration efforts in 2006 was the discovery of several diamond-bearing kimberlite bodies on the Darby project in Nunavut, Canada. All five targets drilled in 2006 were found to be kimberlite bodies, with the largest body, "Iceberg" returning two macro-diamonds from drill core. Dozens of geophysical, geological and till sample anomalies remain to be evaluated and drill-tested in 2007.

2007 Project Development

The pre-feasibility study at the Morelos gold project in Guerrero State, Mexico and the scoping study at Santa Fe–Ipora nickel project in Goias State, Brazil, will continue. Both programs are designed to determine the economic viability of further advancing the projects in 2007 and will include estimates or resources, capital and operating costs.

Multi-million dollar drilling and engineering programs in 2007 on the Agi Dagi and Kirazli gold projects in Turkey and the Carrapateena copper-gold project in South Australia are designed to include preliminary resource estimates.



Al Samis, Mario Canela and George Hope examine core samples at the Morelos gold project.

In 2007, the Company is proposing aggressive drill programs to find new zinc resources in the Red Dog (Alaska) and Lennard Shelf (W. Australia) districts, and evaluate the economic viability of the Mesaba (Ni, Cu) project in Minnesota.

2007 Exploration Budget Summary

By Commodity

- Copper and Gold
- Gold
- Nickel
- Diamonds
- Zinc & Polymetallic


15%
29%
12%
12%
32%

By Location

- Turkey
- Brazil
- Canada
- U.S.
- Australia
- Chile & Argentina
- Mexico
- Peru
- Other


11%
15%
11%
18%
10%
7%
5%
5%
18%

Technology



Julie Fong at Teck Cominco's CESL facility. The apparatus behind her is for elemental sulphur extraction.


DANIEL HORNE

Daniel Horne, university co-op student, in CESL's grinding room.

In the Technology Division, we focus on external and internal growth opportunities, technology transfer and improvement projects and sustainability. The growth opportunities are pursued through the potential application of our proprietary CESL hydrometallurgical technology and the development of other new or modified process designs. In technology transfer, we facilitate communities of practice and develop improvement projects in consultation with operations. Our efforts in sustainability cover a range of activities from the development of solutions for potential environmental issues to the marketing of products that address the efficiency of metal use and related stewardship and life-cycle issues.

CESL

Our proprietary hydrometallurgical technology offers an environmentally superior method for treating copper, copper-gold and nickel-copper concentrates and hence producing metals from concentrate at the mine site. Over 70 concentrates have been tested in the last 10 years at the CESL facility in Richmond, British Columbia, which houses bench, pilot and demonstration scale facilities. We continue to evaluate and pursue new opportunities where the CESL process offers an economic advantage over conventional concentrate sales due to metallurgical issues or transportation-smelting costs.

In the Carajas region of Brazil, Companhia Vale do Rio Doce (CVRD) is well advanced in the construction of a 10,000-tonne per year CESL copper plant. Commissioning and start-up are scheduled for late 2007 with the processing of copper-gold concentrates from CVRD operations in this region. We also completed a feasibility study for the construction of a CESL plant at Highland Valley, but the results were inconclusive.

Applied Research and Technology (ART)

Our technology group based in Trail, British Columbia, provides geometallurgical, process and environmental technical support to our existing operations and develops process technology solutions for new projects in partnership with Exploration, Engineering and Business Development. Our expertise is applied to all of the commodities of interest to us, including base and precious metals, coal and oil sands, and we have the ability to respond to challenges related to new commodities and new process designs. In 2006, we worked successfully with Red Dog and Antamina to transfer and optimize new technologies and with Elk Valley Coal to evaluate potential technology solutions. Diagnostic metallurgy and ore characterization are an increasingly important component of our work, and our capability will expand in 2007 to meet internal demand.

Environmental technology is directed at finding innovative solutions to potential impacts at operations. Our work has focused on water treatment options for Red Dog, Pend Oreille and Elk Valley Coal.

Product Technology Centre (PTC)
Our group in the Product Technology Centre in Mississauga, Ontario, has a long history of developing products and technologies that support metal sales and our customers, particularly related to zinc and lead but also various specialty metals. Much of our work is based on the principles of sustainability, product stewardship and metal life cycles, for example by decreasing the thickness of galvanizing coatings while increasing their corrosion resistance.

Our battery technology group at PTC supplies manufacturing equipment for the efficient production of lead-acid batteries. In collaboration with our wholly owned subsidiary H. Folke Sandelin AB in Sweden, we are developing new products to manufacture lighter plates for cheaper and more reliable lead-acid batteries—all desirable features in the drive for efficiency in the automotive sector. We are also involved in research into new innovative batteries using zinc in various forms. Our zinc-air battery has been tested at various scales, and further trials are proposed for 2007.

Other Technology Activities
In addition to the three main research groups, our Knowledge-Technology group facilitates knowledge sharing and knowledge protection activities. This group supports other business units and works closely with Information Technology.

In 2006, we re-engaged with ZincOx Resources, a company that we have backed from initiation in 1999. ZincOx has a new business model for zinc recycling based on the use of proprietary technology to process electric arc furnace dust. Our recent investments expose us to this attractive business, which is consistent with our sustainability goals. Strategic investments of this type increase our exposure to new technologies and their application.



Rajindra Singh, technician, at Teck Cominco's Product Technology Centre.

Much of our long-term research is levered through collaborative programs either organized through AMIRA International and other similar research brokers or developed directly with universities. The galvanizing simulator laboratory at PTC is a partnership with McMaster University. In the past we have supported five research chairs fully or in partnership with others. We maintain strong relationships with many universities and participate in industry advisory committees to programs at the University of British Columbia and Laurentian University. Our interaction with universities is critical to the search for future technical employees.


CATERPILLAR

Management's Responsibility for Financial Reporting

Management of Teck Cominco Limited is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of the Company's operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on that evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2006.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, the Company's internal auditors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company.

PricewaterhouseCoopers, an independent registered public accounting firm, appointed by the shareholders, have audited the Company's financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditor's report. Management's assessment of the effectiveness of the Company's internal control over financial reporting as at December 31, 2006 has also been audited by PricewaterhouseCoopers, and their opinion is included in their report.

Donald R. Lindsay
President and Chief Executive Officer

Ronald A. Millos
Senior Vice President, Finance
and Chief Financial Officer

February 26, 2007

Independent Auditor's Report

To the Shareholders of Teck Cominco Limited

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Teck Cominco Limited as of December 31, 2006 and audits of the Company's December 31, 2005, and December 31, 2004, consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Teck Cominco Limited as at December 31, 2006, and December 31, 2005, and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company's financial statements as at December 31, 2006, and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company's financial statements as at December 31, 2005 and December 31, 2004, and for each of the two years in the period ended December 31, 2005, in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006, and December 31, 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited management's assessment, set out in Management's Report on Internal Control over Financial Reporting included in Management's Discussion and Analysis of Financial Position and Operating Results, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as at December 31, 2006 is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
February 26, 2007

Consolidated Balance Sheets

As at December 31

(Cdn$ in millions)	2006	2005
ASSETS		
Current assets		
Cash and cash equivalents	**$ 5,054**	$ 2,098
Temporary investments	**227**	986
Cash held in trust (Note 5)	**105**	–
Accounts and settlements receivable (Note 6)	**723**	531
Inventories (Note 7)	**786**	668
	6,895	4,283
Investments (Note 8)	**251**	649
Property, plant and equipment (Note 9)	**3,648**	3,513
Oil sands properties (Note 10)	**190**	20
Other assets (Note 11)	**463**	344
	$ 11,447	$ 8,809
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Dividends payable (Note 17(l))	**$ 216**	$ 81
Exchangeable debentures (Note 5)	**105**	–
Accounts payable and accrued liabilities (Note 12)	**763**	442
Current portion of long-term debt (Note 13)	**–**	213
Current income and resource taxes payable	**443**	261
Current portion of future income and resource taxes (Note 19(c))	**161**	118
	1,688	1,115
Long-term debt (Note 13)	**1,509**	1,508
Other liabilities (Note 14)	**821**	667
Future income and resource taxes (Note 19(c))	**880**	888
Exchangeable debentures (Note 5)	**–**	248
Shareholders' equity (Note 17)	**6,549**	4,383
	$ 11,447	$ 8,809

Commitments and contingencies (Note 22)
Subsequent event (Note 26)

Approved on behalf of the Board of Directors

Hugh J. Bolton
Chairman of the Audit Committee

Donald R. Lindsay
President and Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Earnings

Years ended December 31

(Cdn$ in millions, except share data)	2006	2005	2004
Revenues	**$ 6,539**	$ 4,415	$ 3,428
Operating expenses	**(2,714)**	(2,181)	(2,058)
Depreciation and amortization	**(264)**	(272)	(275)
Operating profit	**3,561**	1,962	1,095
Other expenses			
General and administration	**(96)**	(74)	(52)
Interest on long-term debt (Note 13(g))	**(97)**	(69)	(61)
Exploration	**(72)**	(70)	(42)
Research and development	**(17)**	(13)	(14)
Other income (expense) (Note 18)	**331**	155	(40)
	3,610	1,891	886
Provision for income and resource taxes (Note 19)	**(1,215)**	(546)	(292)
Net earnings from continuing operations	**2,395**	1,345	594
Net earnings from discontinued operation (Note 4(a))	**36**	–	23
Net earnings	**$ 2,431**	$ 1,345	$ 617
Earnings per share (Note 17(k))			
Basic	**$ 11.53**	$ 6.62	$ 3.18
Basic from continuing operations	**$ 11.36**	$ 6.62	$ 3.06
Diluted	**$ 11.20**	$ 6.22	$ 2.99
Diluted from continuing operations	**$ 11.04**	$ 6.22	$ 2.88
Weighted average shares outstanding (millions)	**210.6**	202.5	193.0
Shares outstanding at the end of the year (millions)	**215.8**	203.4	201.4

Consolidated Statements of Retained Earnings

Years ended December 31

(Cdn$ in millions)	2006	2005	2004
Retained earnings at the beginning of the year	**$ 2,228**	$ 1,049	$ 495
Net earnings	**2,431**	1,345	617
Dividends declared (Note 17(l))	**(431)**	(162)	(60)
Interest on exchangeable debentures, net of taxes (Note 17(c))	**(3)**	(4)	(3)
Retained earnings at the end of the year	**$ 4,225**	$ 2,228	$ 1,049

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Years ended December 31

(Cdn$ in millions)	2006	2005	2004
Operating activities			
Net earnings from continuing operations	**$ 2,395**	$ 1,345	$ 594
Items not affecting cash:			
Depreciation and amortization	**264**	272	275
Future income and resource taxes (Note 19(a))	**59**	122	186
Write-down of investment	**–**	–	64
Gain on sale of investments and assets	**(201)**	(77)	(16)
Other	**89**	(15)	6
	2,606	1,647	1,109
Net change in non-cash working capital items (Note 21(b))	**299**	(21)	(27)
	2,905	1,626	1,082
Financing activities			
Issuance of long-term debt	**123**	1,167	–
Repayment of long-term debt	**(333)**	(95)	(124)
Issuance of Class B subordinate voting shares	**16**	28	126
Dividends paid	**(296)**	(81)	(60)
Interest on exchangeable debentures (Note 17(c))	**(5)**	(6)	(5)
Redemption of exchangeable debentures	**(340)**	–	–
	(835)	1,013	(63)
Investing activities			
Decrease (increase) in temporary investments	**759**	(954)	(32)
Cash held in trust	**(105)**	–	–
Property, plant and equipment	**(318)**	(323)	(216)
Oil sands properties	**(170)**	(20)	–
Investments and other assets	**(175)**	(203)	(52)
Proceeds from sale of investments and assets	**885**	118	21
Proceeds from sale of Cajamarquilla (Note 4(a))	**–**	–	156
Acquisition of interest in Highland Valley Copper (Note 4(c))	**–**	–	(80)
	876	(1,382)	(203)
Effect of exchange rate changes on cash and cash equivalents in U.S. dollars	**10**	(34)	(40)
Increase in cash and cash equivalents from continuing operations	**2,956**	1,223	776
Increase in cash from discontinued operation (Note 4(a))	**–**	–	3
Increase in cash and cash equivalents	**2,956**	1,223	779
Cash and cash equivalents at the beginning of the year	**2,098**	875	96
Cash and cash equivalents at the end of the year	**$ 5,054**	$ 2,098	$ 875

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

1. NATURE OF OPERATIONS

Teck Cominco Limited (referred to as the "Company") is engaged in mining and related activities including exploration, development, processing, smelting and refining. The Company's major products are zinc, copper and metallurgical coal. The Company also produces precious metals, lead, molybdenum, electrical power, fertilizers and various specialty metals. Metal products are sold as refined metals, concentrates or both. The Company also owns an interest in certain oil sands leases and has a partnership interest in an oil sands development project.

2. SIGNIFICANT ACCOUNTING POLICIES

Generally Accepted Accounting Principles

These consolidated financial statements are prepared using Generally Accepted Accounting Principles (GAAP) in Canada. Note 25 reconciles the consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada to financial statements prepared with accounting principles generally accepted in the United States.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The significant subsidiaries include Teck Cominco Metals Ltd. (TCML), Teck Cominco American Inc. (TCAI) and Teck Cominco Alaska Inc. (TCAK). Many of the Company's mining activities are conducted through interests in entities where the Company shares joint control including Compañia Minera Antamina (Antamina), Elk Valley Coal Partnership (Elk Valley Coal), and Pogo Joint Venture (Pogo). These entities are accounted for using the proportionate consolidation method.

Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where management's judgment is applied include asset and investment valuations, ore reserve estimations, finished and in-process inventory quantities, plant and equipment lives, contingent liabilities including matters in litigation, tax provisions and future tax balances including valuation allowances in respect of future tax balances, asset retirement obligations and other environmental liabilities, pension and other post-retirement benefits and other accrued liabilities. Actual results could differ from these estimates.

Translation of Foreign Currencies

The Company's functional currency is the Canadian dollar. For integrated foreign operations, monetary assets and liabilities are translated at year-end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

The accounts of self-sustaining foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

Temporary Investments

Temporary investments are carried at cost and translated at year-end foreign exchange rates. They include money market investments with maturities from the date of acquisition of greater than three months.

Inventories

Finished products, work in process and raw material inventories are valued at the lower of cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations.

2. SIGNIFICANT ACCOUNTING POLICIES, continued

Supplies inventory is valued at the lower of average cost and replacement value.

For work in process and finished product inventories, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. For supplies and raw materials, cost includes acquisition, freight and other directly attributable costs.

The Company uses both joint-product and by-product costing for work in process and finished product inventories. Joint costing is applied to primary products at the Red Dog, Antamina and Pend Oreille mines and the Trail operations, where the profitability of the operation is dependent upon the production of a number of primary products. Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated the incremental costs of processes that are specific to the production of that product.

Investments

Investments in Fording Canadian Coal Trust (Fording) and the Fort Hills Energy Limited Partnership (Fort Hills) are accounted for using the equity method as the Company is considered to have significant influence over these investments. Investments other than Fording and Fort Hills are carried at cost less any amounts written off to reflect an impairment in value that is considered to be other than temporary.

Property, Plant and Equipment

(a) Plant and equipment

Plant and equipment are recorded at cost. The cost of plant and processing equipment at the Company's mining operations is amortized on a units of production basis over the lesser of the estimated useful life of the asset or the estimated proven and probable ore reserves. Amortization of plant and equipment at smelting operations is calculated on a straight-line basis over the estimated useful life of the asset. Mobile equipment is depreciated over the estimated equipment operating hours. Buildings are amortized on a straight-line basis over their estimated useful life, not exceeding the estimated life of the mine.

(b) Mineral properties and development costs

Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Instrument 43–101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred.

When the Company incurs debt directly related to the construction of a new operation or major expansion, the interest and financing costs associated with such debt are capitalized during the construction period.

Upon commencement of commercial production, mineral properties and deferred costs relating to mines are amortized over the estimated life of the proven and probable reserves to which they relate calculated on a units of production basis.

(c) Underground development costs

Underground development costs are amortized using the block amortization method. Under this method development costs associated with each section of the mine are amortized over the reserves of that particular section of the mine.

(d) Asset impairment

The Company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Company's average cost of borrowing.

(e) Repairs and maintenance

Repairs and maintenance, including shutdown maintenance costs, are charged to expense as incurred except when these repairs significantly extend asset life or result in an operating improvement. In these instances the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Revenue Recognition
Sales are recognized when title transfers and the rights and obligations of ownership pass to the customer. The majority of the Company's metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations in prices are recognized as revenue adjustments as they occur.

Income and Resource Taxes
Current income taxes are recorded based on the estimated income and resource taxes payable on taxable income for the current year. Future income tax assets and liabilities are recognized based on the difference between the tax and accounting value of assets and liabilities and are calculated using the tax rates for the periods in which the differences are expected to reverse. Tax rate changes are recognized in earnings in the period of substantive enactment. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The Company is subject to assessments by various taxation authorities which may interpret tax legislation differently. The final amount of taxes to be paid depends on a number of factors including outcomes of audits, appeals, disputes, negotiations and litigation. The Company provides for such differences where known based on management's best estimate of the probable outcome of these matters.

Pension and Other Employee Future Benefits
(a) Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected benefit method prorated on services has been used to determine the accrued benefit obligation. Actuarial assumptions used in the determination of defined benefit pension plan liabilities and non-pension post-retirement benefits are based upon management's best estimates, including discount rate, expected plan performance, salary escalation, expected health care costs and retirement dates of employees. The expected return on plan assets is estimated based on the fair value of plan assets, asset allocation and expected long-term returns on these components.

Past service costs and transitional assets or liabilities are amortized on a straight-line basis over the expected average remaining service period of active employees expected to receive benefits under the plan up to the full eligibility date.

Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Cumulative differences which are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the average remaining service life of the related employees.

(b) Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred.

(c) Non-pension post-retirement plans

The Company provides certain health care benefits for certain employees when they retire. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by the Company as they become due.

Stock-Based Compensation
The fair value method of accounting is used for stock-based awards. Under this method, the compensation cost of options and other stock-based compensation arrangements are estimated at fair value at the grant date and charged to

2. SIGNIFICANT ACCOUNTING POLICIES, continued

earnings over the vesting period. For employees eligible for normal retirement before vesting, the expense is charged to earnings over the period from the grant date to the date they are eligible for retirement.

Stock-based compensation expense relating to deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. The expense and liability are adjusted each reporting period for changes in the underlying share price.

Research and Development
Research costs are expensed as incurred. Development costs are only deferred when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined and the Company is committed to and has the resources to complete the project.

Asset Retirement Obligations
Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, based on estimated future cash flows, the Company's current credit adjusted risk-free discount rate and an estimated inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. For operating properties, the amount of the asset retirement liability initially recognized and any subsequent adjustments are capitalized as part of the asset's carrying value and amortized over the asset's estimated useful life.

For closed properties, any adjustments to the liability are charged to other income (expense). Future asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonably estimated.

Earnings Per Share
Earnings per share is calculated based on the weighted average number of shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in the money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Derivatives and Hedging Activities
The Company's risk management policy is to mitigate the impact of market risks to enable the Company to plan its business with greater certainty. In particular, the Company may use foreign exchange forward contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates. The Company's use of derivatives is based on established practices and parameters which are subject to the oversight of the Board of Directors.

Certain of the Company's commodity and foreign exchange forward contracts are accounted for as cash flow hedges of anticipated commodity sales. Gains or losses on these contracts are recognized in revenue when the hedged sale occurs. The Inco exchangeable debentures were also accounted for as a cash flow hedge prior to the sale of the Inco shares in November 2006. The Company's interest rate swaps are accounted for as fair value hedges, with gains or losses recognized in interest expense. From time to time, the Company also designates a portion of its U.S. dollar debt as a hedge of a portion of its net investment in foreign subsidiaries whose functional currency is the U.S. dollar. Foreign exchange gains and losses on the designated debt are included in the cumulative translation adjustment in shareholders' equity.

The fair values of the derivative instruments that do not qualify for hedge accounting are recorded on the balance sheet with realized and unrealized gains and losses charged to other income (expense).

3. ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

(a) Deferred stripping

Effective January 1, 2006, the Company adopted the CICA Emerging Issues Committee Abstract 160 (EIC–160), "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC–160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a unit of production basis over the proven and probable reserves to which they relate.

The prospective application of this standard permits the existing deferred stripping costs incurred in the production phase to be amortized on a unit of production basis over the remaining respective reserves. As at January 1, 2006, the opening balance of capitalized stripping costs was $52 million. Stripping costs relating to the mine expansion at Highland Valley Copper, which is considered to be a betterment of the property, are capitalized and amounted to $25 million as at December 31, 2006 (2005—$3 million).

(b) Mineral properties costs

Effective January 1, 2006, the Company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties.

Under this policy, acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43–101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred.

Previously, the Company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively but did not have any effect on the Company's reported earnings or retained earnings.

(c) Stock-based compensation for employees eligible to retire before the vesting date

Effective December 31, 2006, the Company adopted the new CICA Emerging Issues Committee Abstract 162 (EIC–162), "Stock-Based Compensation for Employees Eligible to Retire before the Vesting Date". EIC–162 requires that stock-based compensation costs are to be recorded over the period from the grant date of the awards to the time employees are eligible to retire as opposed to being recorded over the stated vesting period of the awards. These new provisions are applied with retroactive restatement. The adoption of the new standard did not have any effect on the Company's reported earnings or retained earnings.

(d) Conditional asset retirement obligations

During 2006, the Company applied the interpretations of the CICA Emerging Issues Committee Abstract 159 (EIC–159), "Conditional Asset Retirement Obligations". EIC–159 requires the recognition of a liability if the entity has sufficient information to reasonably estimate the fair value of the asset retirement obligation, even if the timing and/or method of settling the legal obligation are conditional on a future event. If sufficient information is not available at the time the liability is incurred, a liability should be recognized in the period in which sufficient information becomes available. The application of EIC–159 did not have any impact on the Company's consolidated financial statements.

(e) Variable interest entities (VIE)

Effective January 1, 2005, the Company adopted Accounting Guideline 15 (AcG–15), "Consolidation of Variable Interest Entities". The standard establishes when a company should consolidate a variable interest

3. ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS, continued

entity in its financial statements. AcG–15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignificant changes in certain balance sheet and income statement accounts and no change to earnings or retained earnings.

(f) Canadian accounting pronouncements effective for 2007

Determining the variability to be considered in applying VIE standards

In September 2006, the CICA Emerging Issues Committee issued Abstract 163 (EIC–163), "Determining the Variability to Be Considered in Applying AcG–15". EIC–163 provides clarification of how an entity should determine the variability in assessment of a VIE. EIC–163 requires an analysis of the design of the entity in determining the variability to be considered in applying AcG–15, using a two-step approach. The guidance will be applied to all entities (including newly created entities) when an enterprise first becomes involved and to all entities previously required to be analyzed under AcG–15 when a reconsideration event has occurred, subsequent to January 1, 2007.

Accounting changes

In July 2006, the CICA revised Section 1506, "Accounting Changes", which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, nature and amount of the change should be disclosed. The revised section is effective for the Company's financial year beginning January 1, 2007.

Financial instruments

In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards will affect the Company's interim and annual financial statements beginning with the first quarter of 2007.

(i) Financial Instruments—Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company's cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and will be recorded at fair value on the balance sheet. Changes in the fair value of these instruments will be reflected in other comprehensive income and included in shareholders' equity on the balance sheet.

All derivatives will be recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments will be included in net income, unless the instruments are designated as part of a cash flow hedge relationship.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.

(ii) Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG–13, "Hedging Relationships", and Section 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Upon adoption of this standard, the Company will discontinue hedge accounting on all commodity derivative contracts and interest rate swaps. The Company may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may account for these contracts as cash flow hedges.

(iii) Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

3. ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS, continued

As at January 1, 2007 the estimated effect on the Company's balance sheet of adopting these standards is summarized below. As prescribed by GAAP, prior periods will not be restated.

(Cdn$ in millions)	January 1, 2007		
	As reported	Adjusted on adoption of Financial Instruments standards	Estimated restated opening balances in 2007
ASSETS			
Current assets			
Cash and cash equivalents	$ 5,054		$ 5,054
Temporary investments	227		227
Cash held in trust	105		105
Accounts and settlements receivable	723		723
Inventories	786		786
	6,895	–	6,895
Investments	251	106 (a)(b)	357
Property, plant and equipment	3,648		3,648
Oil sands properties	190		190
Other assets	463	128 (b)(c)	591
	$ 11,447	$ 234	$ 11,681
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Dividends payable	$ 216		$ 216
Exchangeable debentures	105		105
Accounts payable and accrued liabilities	763	24 (b)	787
Current income and resource taxes payable	443		443
Current portion of future income and resource taxes	161		161
	1,688	24	1,712
Long-term debt	1,509	(11) (c)	1,498
Other liabilities	821	46 (b)	867
Future income and resource taxes	880	12 (d)	892
	4,898	71	4,969
Shareholders' equity			
Share capital	2,405		2,405
Retained earnings	4,225	112 (b)	4,337
Contributed surplus	64		64
Cumulative translation adjustment	(145)	145 (e)	–
Accumulated other comprehensive income	–	(145) (e)	(94)
		51 (a)(b)	
	6,549	163	6,712
	$ 11,447	$ 234	$ 11,681

Notes: (a) The Company's investments in marketable securities accounted for at cost are available for sale and are measured at fair value.
(b) Unrealized gains and losses on derivative assets and liabilities are recorded at fair value.
(c) Debt financing costs previously deferred as other assets are reclassified to long-term debt.
(d) The tax effect of the above adjustments is recorded to future income and resource taxes.
(e) The cumulative translation adjustment is reclassified to accumulated other comprehensive income.

4. ACQUISITIONS AND DISPOSITIONS

(a) Sale of Cajamarquilla (discontinued operation)

On December 15, 2004, the Company completed the sale of its 85% interest in the Cajamarquilla zinc refinery for proceeds of $168 million (US$142 million) after repayment of debt of $56 million (US$47 million). The Company recorded an after-tax gain of $12 million on the transaction, being total consideration of $224 million less net assets disposed of $186 million less a cumulative foreign exchange loss of $26 million.

The agreement for sale also provides that, in each of the years from 2005 to 2009 inclusive, the Company is entitled to additional consideration of US$365,000 for each US$0.01 that the average annual price of zinc exceeds US$0.454 per pound. The Company has recorded an additional after-tax gain of $36 million (US$31 million) as result of the price participation in 2006. This gain is classified as a gain from discontinued operation on an after-tax basis on the consolidated statement of earnings.

Earnings and cash flow from Cajamarquilla for 2004 were as follows:

(Cdn$ in millions)	2004
Earnings from discontinued operation	
Revenues	$ 196
Cost of sales	(173)
Other expenses	(7)
Income taxes	(5)
Net earnings	11
Gain on sale	12
Net earnings from discontinued operation	$ 23
Cash flow from discontinued operation	
Operating activities	$ 26
Financing activities	(20)
Investing activities	(2)
Effect of exchange rate changes on cash	(1)
Net increase in cash	$ 3

(b) Investment in Elk Valley Coal Partnership and Fording Canadian Coal Trust

Under the terms of the Partnership Agreement entered into in 2003, the Company could increase its interest in Elk Valley Coal by up to 5% if Elk Valley Coal achieved certain specified synergies by March 31, 2007. Following the issue of the opinion of the independent expert engaged to assess the synergies of Elk Valley Coal for the coal year ended March 31, 2004, agreement was reached with Fording Inc. in July 2004 on the synergies realized and the resulting adjustments to Elk Valley Coal interests. As a result of this agreement, the Company's 35% interest was increased by 3% effective April 1, 2004, an additional 1% on April 1, 2005, and a further 1% on April 1, 2006, bringing the Company's total direct interest in Elk Valley Coal to 40% on April 1, 2006.

The additional interest received has been treated as part of the initial consideration given and received on the formation of Elk Valley Coal and accordingly no gain was recorded.

(c) Acquisition of additional interest in Highland Valley Copper

On March 2, 2004, the Company completed the acquisition of a further 33.6% interest in the Highland Valley Copper mine in British Columbia to increase the Company's interest to 97.5%. The Company purchased the additional interest for a net acquisition cost of $80 million.

5. SALE OF INCO SHARES AND REDEMPTION OF INCO EXCHANGEABLE DEBENTURES

(Cdn$ in millions)	2006	2005
Exchangeable debentures due 2021 at quoted market value	$ 105	$ 260
Deferred loss	–	(12)
	$ 105	$ 248

5. SALE OF INCO SHARES AND REDEMPTION OF INCO EXCHANGEABLE DEBENTURES, continued

In 1996, the Company issued $248 million of 3% exchangeable debentures due September 30, 2021. Each $1,000 principal amount debenture was exchangeable at the option of the holder for 20.7254 common shares of Inco Limited (Inco), subject to adjustment in certain circumstances. The Company held 5,148,000 Inco common shares, which were sufficient to effect this exchange, and pledged these shares as security for the debentures. The Company also had the option to satisfy the exchange obligation in cash based on the market value of the Inco shares at the time of the exchange.

In 2006, the Company acquired an additional 3,800,000 shares of Inco and made a takeover bid to acquire all the outstanding shares of Inco. This bid expired on August 16, 2006, when insufficient shares were tendered to meet the minimum tender condition. The Company later tendered all of its Inco shares to a competing bid. Before the Company's sale of the Inco shares, some holders of the Inco exchangeable debentures tendered their debentures to the Company for exchange and the Company exercised its option to pay the equivalent amount of cash. When the Inco shares were sold, an amount was placed in trust sufficient to repay the remaining debentures in cash. At December 31, 2006, debentures with a face value of $59 million and a cash value on exchange of $105 million remained outstanding. The cash in trust to meet this obligation is excluded from cash and cash equivalents on the balance sheet and is classified as cash held in trust.

The Company accounted for the Inco exchangeable debentures as a cash flow hedge of the anticipated disposition of the Inco common shares. The hedging relationship was discontinued upon sale of the Inco shares. The unrealized losses on the remaining outstanding debentures have been accrued and included in the net gain on the sale of the Inco shares. The net gain on these transactions is as follows:

(Cdn$ in millions)	2006
Gain on sale of Inco shares	$ 332
Loss on redemption of debentures	(194)
	138
Less: Transaction costs	(18)
Net gain before tax	$ 120

The remaining Inco exchangeable debentures have been reclassified as a current liability as they are now expected to be settled within one year.

6. ACCOUNTS AND SETTLEMENTS RECEIVABLE

Accounts and settlements receivable consist of trade receivables and are recorded at cost net of a provision for doubtful accounts based on expected collectibility. As at December 31, 2006, accounts and settlements receivable are net of an allowance for doubtful accounts of nil (2005—$3 million).

7. INVENTORIES

(Cdn$ in millions)	2006	2005
Finished product	$ 313	$ 266
Work in process	206	182
Raw materials	91	80
Supplies inventory	176	140
	$ 786	$ 668

8. INVESTMENTS

(Cdn$ in millions)	2006	2005
Fording Canadian Coal Trust (8.74% interest) (Note 4(b))	$ 148	$ 153
Inco Limited common shares (Note 5)	–	246
Marketable securities	103	250
	$ 251	$ 649

The investment in Fording had a quoted market value of $309 million at December 31, 2006 (2005—$517 million) and the marketable securities had a quoted market value of $209 million at December 31, 2006 (2005—$330 million).

9. PROPERTY, PLANT AND EQUIPMENT

(Cdn$ in millions)	2006	2005
Operations		
Mines and mining facilities	$ 4,827	$ 4,635
Accumulated depreciation and amortization	(2,620)	(2,463)
	2,207	2,172
Smelter and refineries	1,722	1,649
Accumulated depreciation and amortization	(694)	(650)
	1,028	999
Properties in development	413	342
	$ 3,648	$ 3,513

10. OIL SANDS PROPERTIES

(Cdn$ in millions)	2006	2005
Fort Hills Energy Limited Partnership (a)	$ 114	$ 17
Oil sands leases (b)	76	3
	$ 190	$ 20

(a) Fort Hills Energy Limited Partnership

In November 2005, the Company completed an agreement to acquire a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada. As consideration for its 15% interest the Company is required to contribute 34% of the first $2.5 billion of project expenditures and its 15% share of project expenditures thereafter (Note 22(d)). Tax benefits arising from these expenditures are allocated to the contributing partner. The interest in Fort Hills is recorded as an investment using the equity method.

(b) Oil sands leases

The Company has a 50% partnership interest with UTS Energy Corporation (UTS) in oil sands leases covering 277,000 acres in the Athabasca oil sands region in Alberta. In addition, the Company has a right to acquire from UTS a 50% interest in an oil sands lease covering 7,064 additional acres.

11. OTHER ASSETS

(Cdn$ in millions)	2006	2005
Pension assets (Note 16(a))	$ 194	$ 151
Future income and resource tax assets (Note 19(c))	103	115
Long-term receivables	109	47
Other	57	31
	$ 463	$ 344

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(Cdn$ in millions)	2006	2005
Trade payables	$ 415	$ 228
Commercial and government royalties	118	–
Payroll related liabilities	101	99
Capital project accruals	44	39
Current portion of asset retirement obligations (Note 15)	22	31
Accrued interest	24	35
Other	39	10
	$ 763	$ 442

13. LONG-TERM DEBT

(Cdn$ in millions)	2006	2005
6.125% debentures due October 2035 (US$700 million) (a)	$ 806	$ 806
5.375% debentures due October 2015 (US$300 million) (a)	349	349
7.000% debentures due September 2012 (US$200 million)	231	231
6.875% debentures due February 2006 (US$150 million)	–	175
Antamina senior revolving credit facility due August 2011 (b)	108	–
Antamina senior debt (nil; 2005–US$125 million) (b)	–	146
Other	15	14
	1,509	1,721
Less current portion (f)	–	(213)
	$ 1,509	$ 1,508

13. LONG-TERM DEBT, continued

(a) On September 28, 2005, the Company issued US$300 million of 5.375% notes due October 1, 2015 and US$700 million of 6.125% notes due October 1, 2035. Net proceeds, after issue costs of $11 million, were $1.16 billion. The issue costs are deferred as part of other assets and amortized over the term of the debentures. The Company can call these notes at any time by repaying the greater of the principal amount with accrued interest and the present value of the principal and interest amounts discounted at comparable treasury yield plus a stipulated spread.

(b) In September 2006, the remaining balance of Antamina's senior debt of US$411 million (Teck Cominco's share–US$93 million) was refinanced on a non-recourse basis with a syndicated five-year revolving term bank facility with a bullet repayment due at maturity. The facility may be renewed and extended annually with the concurrence of the participating banks.

(c) Elk Valley Coal has a $200 million revolving credit facility for working capital purposes, of which the Company's 40% share is $80 million. At December 31, 2006, Elk Valley Coal had issued outstanding letters of credit and guarantees totalling $86 million.

Highland Valley Copper has a US$25 million demand revolving facility for working capital purposes. At December 31, 2006, Highland Valley Copper had issued letters of credit for $9 million.

(d) At December 31, 2006, the Company had revolving credit facilities aggregating $1 billion which are available until 2011. The Company has issued $124 million of letters of credit leaving the unused portion of the credit facility at $918 million as at December 31, 2006.

(e) The Company's bank credit facilities require the maintenance of a defined debt to capitalization ratio. As at December 31, 2006, the Company was in compliance with all debt covenants and default provisions.

(f) The Company has $3 million of scheduled long-term debt payments due in 2009 and $120 million due in 2011. The remaining balance of $1.386 billion is due thereafter.

(g) The Company incurred interest expense on long-term debt as follows:

(Cdn$ in millions)	2006	2005	2004
Interest expense	$ 102	$ 69	$ 58
Amortization of debt discount	–	–	3
Less amounts capitalized	(5)	–	–
	$ 97	$ 69	$ 61

14. OTHER LIABILITIES

(Cdn$ in millions)	2006	2005
Asset retirement obligations (Note 15)	$ 427	$ 347
Other post-closure and environmental costs	70	60
Pension and other employee future benefits (Note 16(a))		
Defined benefit pension plans	39	42
Non-pension post-retirement benefits	183	164
Minority interests	43	18
Other	59	36
	$ 821	$ 667

15. ASSET RETIREMENT OBLIGATIONS

The Company has recorded an asset retirement obligation for all of its closed and operating mines. The refining and smelting facilities in Trail are considered to be indefinite life operations and neither the amounts that may be required to retire these facilities nor the timing of required expenditures can be estimated at this time. In this case, the recorded liability is limited to secondary sites and components of the facilities where costs and expected dates of existing retirement and remediation requirements can be estimated.

The following table summarizes the movements in the asset retirement obligation for the years ended December 31, 2006 and 2005.

(Cdn$ in millions)	2006	2005
At January 1	$ 378	$ 366
Changes in cash flow estimates	79	13
Expenditures and settlements	(31)	(29)
Accretion expense	21	23
Obligations incurred in the period	1	10
Foreign currency translation adjustments	1	(5)
At December 31	449	378
Current portion	(22)	(31)
	$ 427	$ 347

Asset retirement obligations are initially recorded as a liability at fair value, assuming credit adjusted risk-free discount rates between 5.75% and 6.80% and inflation factors between 2.00% and 2.75%. The liability for retirement and remediation on an undiscounted basis before inflation is estimated to be approximately $359 million. In addition, for ongoing treatment and monitoring of the sites, the estimated undiscounted payments in current dollars before inflation adjustment are $3.6 million per annum for 2007—2031 and $11.6 million per annum for 2032—2106. Due to the nature of closure plans, cash expenditures are expected to occur over a significant period of time, from one year for plans that are already in progress to over 100 years for the longest plan.

The change in cash flow estimates included $11 million in 2006 (2005—$9 million) relating to asset retirement obligations at closed properties that have been recognized in other income (expense) (Note 18).

16. PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

Defined Contribution Plans

The Company has defined contribution pension plans for certain groups of employees. The Company's share of contributions to these plans is expensed in the year it is earned by the employee.

Defined Benefit Plans and Non-Pension Post-Retirement Benefits

The Company has various defined benefit pension plans that provide benefits based principally on employees' years of service. These plans are only eligible to certain qualifying employees. The plans are "flat-benefit" or "final-pay" plans which are not indexed. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

All defined benefit pension plans are actuarially evaluated for funding purposes on a three-year cycle. The most significant plan, which accounts for 57% of the accrued benefit obligation at December 31, 2006, was last actuarially evaluated on December 31, 2004. The measurement date used to determine all of the accrued benefit obligation and plan assets for determination of accounting information was December 31, 2006.

The Company also has several post-retirement plans, which generally provide post-retirement medical and life insurance benefits to certain qualifying employees.

16. PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, continued

(a) Actuarial valuation of plans

(Cdn$ in millions)	2006		2005	
	Defined benefit pension plans	Non-pension post-retirement benefit plans	Defined benefit pension plans	Non-pension post-retirement benefit plans
Accrued benefit obligation				
Balance at beginning of year	$ 1,198	$ 273	$ 1,036	$ 229
Current service cost	25	5	19	4
Benefits paid	(72)	(10)	(65)	(9)
Interest cost	62	15	62	14
Actuarial revaluation	11	8	125	37
Past service costs arising from plan improvements	43	24	21	–
Foreign currency exchange rate changes	–	–	(2)	(1)
Transfers from other plans	3	–	2	–
Other	–	1	–	(1)
Balance at end of year	1,270	316	1,198	273
Plan assets				
Fair value at beginning of year	1,126	–	975	–
Actual return on plan assets	143	–	129	–
Benefits paid	(72)	(10)	(65)	(9)
Foreign currency exchange rate changes	–	–	(2)	–
Contributions	76	10	87	9
Transfer from other plans	2	–	2	–
Other	–	–	–	–
Fair value at end of year	1,275	–	1,126	–
Funding surplus (deficit)	5	(316)	(72)	(273)
Unamortized actuarial costs	75	91	137	111
Unamortized past service costs	75	42	44	(2)
Net accrued benefit asset (liability)	$ 155	$ (183)	$ 109	$ (164)
Represented by				
Pension assets (Note 11)	$ 194	$ –	$ 151	$ –
Accrued benefit liability (Note 14)	(39)	(183)	(42)	(164)
Net accrued benefit asset (liability)	$ 155	$ (183)	$ 109	$ (164)

(b) Funding status

The funding status of the Company's defined benefit pension plans is as follows:

(Cdn$ in millions)	2006			2005		
	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Total	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Total
Plan assets	$ 1,083	$ 192	$ 1,275	$ 720	$ 406	$ 1,126
Benefit obligations	(988)	(282)	(1,270)	(690)	(508)	(1,198)
Excess (deficit) of plan assets over benefit obligations	$ 95	$ (90)	$ 5	$ 30	$ (102)	$ (72)

Total cash payments for pension and other employee future benefits for 2006, including cash contributed to defined benefit and defined contribution pension plans and cash payments made directly to beneficiaries, were $94 million. The Company expects to contribute $55 million to its defined contribution and defined benefit pension plans in 2007 based on minimum funding requirements.

The estimated future benefit payments to pensioners for the next five years and five years thereafter are as follows:

(Cdn$ in millions)	2007	2008	2009	2010	2011	2012-2016
	$ 83	$ 85	$ 88	$ 92	$ 96	$ 560

(c) Significant assumptions

The assumptions used to calculate annual expenses are those used to calculate the accrued benefit obligation at the end of the previous year. Weighted average assumptions used to calculate the accrued benefit obligation at the end of each year are as follows:

	2006		2005		2004	
	Defined benefit pension plans	Non-pension post-retirement benefit plans	Defined benefit pension plans	Non-pension post-retirement benefit plans	Defined benefit pension plans	Non-pension post-retirement benefit plans
Discount rate	5%	5%	5%	5%	6%	6%
Assumed long-term rate of return on assets	7%	–	7%	–	7.25%	–
Rate of increase in future compensation	4%	4%	4%	4%	4%	4%
Initial medical trend rate	–	10%	–	10%	–	11%
Ultimate medical trend rate	–	5%	–	5%	–	5%
Years to reach ultimate medical trend rate	–	5	–	6	–	6
Dental trend rates	–	5%	–	4%	–	4%

The expected long-term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation of the pension portfolio. Projected rates of return for fixed income securities and equities are developed using a model that factors in long-term government debt rates, real bond yield trend, inflation, and equity premiums based on a combination of historical experience and future long-term expectations.

16. PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, continued

The discount rate used to determine the accrued benefit obligation is determined by reference to the market interest rates at the measurement date of high quality debt instruments.

(d) Employee future benefits expense

(Cdn$ in millions)	2006		2005		2004	
	Defined benefit pension plans	Non-pension post-retirement benefit plans	Defined benefit pension plans	Non-pension post-retirement benefit plans	Defined benefit pension plans	Non-pension post-retirement benefit plans
Current service cost	$ 25	$ 5	$ 19	$ 4	$ 18	$ 4
Interest cost	62	15	62	14	59	13
Expected gain on assets	(77)	–	(69)	–	(63)	–
Actuarial loss recognized	10	7	5	5	7	5
Early retirement window	–	–	1	–	3	–
Past service cost recognized	9	1	6	–	4	–
Other	3	–	9	(1)	7	–
Expense recognized for the year	$ 32	$ 28	$ 33	$ 22	$ 35	$ 22

The defined contribution expense for 2006 is $8 million (2005—$7 million; 2004—$5 million).

Certain employee future benefit costs incurred in the year and the actual return on plan assets in excess of or short of the actuarially assumed return are not taken into income and are amortized over the expected average remaining service life of employees. Employee future benefit expenses recognized in the year are reconciled to employee future benefit costs incurred as follows:

(Cdn$ in millions)	2006		2005		2004	
	Defined benefit pension plans	Non-pension post-retirement benefit plans	Defined benefit pension plans	Non-pension post-retirement benefit plans	Defined benefit pension plans	Non-pension post-retirement benefit plans
Expense recognized	$ 32	$ 28	$ 33	$ 22	$ 35	$ 22
Difference between expected and actual return on plan assets	(66)	–	(60)	–	(31)	–
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	1	1	120	32	43	11
Difference between past service costs amortized and past service costs arising	34	21	15	–	23	–
Other	(3)	–	(9)	1	(7)	–
Costs incurred (recovered)	$ (2)	$ 50	$ 99	$ 55	$ 63	$ 33

(e) Health care sensitivity

A 1% change in the initial and ultimate medical trend rates assumptions would have the following effect on post-retirement health care obligations and expense:

(Cdn$ in millions)	Increase (decrease) in service and interest cost	Increase (decrease) in obligation
Impact of 1% increase in medical trend rate	$ 3	$ 43
Impact of 1% decrease in medical trend rate	(3)	(36)

(f) Investment of plan assets

The assets of the Company's defined benefit pension plans are managed by pension fund managers under the oversight of the Teck Cominco Pension Fund Co-ordinating Society and management committee.

The Company's pension plan investment strategies support the objectives of each defined benefit plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve an annual portfolio return over a four-year period equal to at least the annual percentage change in the Consumer Price Index plus 4%. To achieve this objective, a strategic asset allocation policy has been developed for each defined benefit plan. The asset allocation is monitored quarterly and rebalanced if the funds in an asset class exceed their allowable allocation ranges. The Company reviews the investment guidelines for each plan at least annually and the portfolio and investment managers' performance is monitored quarterly.

The composition of the pension plan assets at December 31, 2006 and 2005, and the target composition for 2007 are as follows:

	2007 Target	2006 Actual	2005 Actual
Equity securities	50%	58%	58%
Debt securities	36%	37%	37%
Real estate and other	14%	5%	5%
Total	100%	100%	100%

17. SHAREHOLDERS' EQUITY

	2006		2005	
	Shares (in 000's)	Amount (Cdn$ in millions)	Shares (in 000's)	Amount (Cdn$ in millions)
Share capital (a)				
Class A common shares	4,674	$ 7	4,674	$ 7
Class B subordinate voting shares (b)	211,153	2,398	198,752	2,148
		2,405		2,155
Retained earnings		4,225		2,228
Exchangeable debentures due 2024 (c)		–		107
Contributed surplus (i)		64		61
Cumulative translation adjustment (j)		(145)		(168)
		$ 6,549		$ 4,383

(a) Authorized share capital

The Company's authorized share capital consists of an unlimited number of Class A common shares (Class A shares) without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

17. SHAREHOLDERS' EQUITY, continued

The Class A shares carry the right to 100 votes per share, and the Class B subordinate voting shares carry the right to one vote per share. Each Class A share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A shares and Class B subordinate voting shares rank equally. Subject to certain exceptions, if a takeover bid is made in respect of the Class A shares and is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, each outstanding Class B subordinate voting share will be convertible into a Class A share, if the takeover bid is accepted by holders of a majority of the Class A shares.

(b) Class B subordinate voting shares

	Shares (in 000's)	Amount (Cdn$ in millions)
At December 31, 2003	181,810	$ 1,804
Options exercised (f)	2,609	38
Issued for convertible subordinated debentures (d)	7,275	185
Exercise of warrants (h)	4,980	90
Conversion of Class A shares to Class B subordinate voting shares	8	–
At December 31, 2004	196,682	2,117
Options exercised (f)	2,067	31
Issued to holders of shares of predecessor companies merged with the Company	3	–
At December 31, 2005	198,752	2,148
Options exercised (f)	907	20
Issued in settlement of exchangeable debentures due 2024 (c)	11,489	230
Issued to holders of shares of predecessor companies merged with the Company	5	–
At December 31, 2006	211,153	$ 2,398

At December 31, 2006, there were 370,356 Class B subordinate voting shares (2005—375,158 shares) reserved for issuance to the former shareholders of predecessor companies that merged with the Company in prior years.

(c) Exchangeable debentures due 2024

In April 1999, the Company issued $150 million of 25-year debentures with each $1,000 debenture exchangeable, at a reference price of $23.50 per share, into 42.5532 shares of Cominco Ltd. At the time of the merger with Cominco Ltd. in 2001, holders of these debentures were paid $6 in respect of each underlying Cominco share as a partial repayment. The face value of each $1,000 debenture was reduced to $745, and each debenture became convertible into 76.596 Class B subordinate voting shares for a total, if exchanged, of 11.5 million Class B subordinate voting shares. The debentures were exchangeable by the holder or redeemable by the Company at any time.

By virtue of the Company's option to deliver a fixed number of Class B subordinate voting shares to satisfy the principal payments, the debentures net of issue costs and taxes were classified as a component of shareholders' equity and the interest, net of taxes, was charged directly to retained earnings. This interest, net of taxes, totalled $3 million in 2006 (2005—$4 million; 2004—$3 million).

On June 1, 2006, the Company completed a series of transactions culminating in the redemption of these debentures. In the course of these transactions, all outstanding debentures were exchanged and the Company issued 11.5 million Class B subordinate voting shares.

The exchange was a non-monetary transaction and did not affect the Company's cash flow or earnings. Current tax benefits of $124 million on these transactions were recorded directly to shareholders' equity.

(d) Redemption of convertible debt

On October 12, 2004, the Company issued 7.3 million Class B subordinate voting shares on conversion of US$156 million stated amount at maturity of its convertible subordinate debentures due 2006, which were called for redemption. Debentures with a stated amount at maturity of US$14 million were redeemed for cash.

(e) Preference shares

In November 2003, the Articles of the Company were amended and the Company issued 790,000 Series 1 and 550,000 Series 2 preference shares to replace certain preference shares of its wholly owned subsidiary, TCML (formerly Cominco Ltd.). These shares entitle the holders to receive dividends and redemptions based upon a rate of return index governed by world prices for lead and silver. The rate of return index had been insufficient to trigger any dividend or redemption; therefore these shares expired in April 2006 without any payment.

(f) Share options

Under the Company's share option plan, 9 million Class B subordinate voting shares have been set aside for grant of share options to full-time employees and directors of the Company and its affiliates. The exercise price for each option is the closing price for Class B subordinate voting shares on the last trading day before the date of grant. The Company issues new shares upon exercise of share options.

In the year ended December 31, 2006, the Company granted 355,450 Class B subordinate voting share options at market price to employees. These share options have an exercise price of $66.40, a vesting period of three years and expire in 2014.

The weighted average fair value of Class B subordinate voting share options granted in the year was estimated as $23 per share option (2005—$18; 2004—$10) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2006	2005	2004
Dividend yield	1.04%	0.88%	0.80%
Risk-free interest rate	4.11%	3.75%	3.50%
Expected life	5.0 years	4.7 years	4.5 years
Expected volatility	35%	36%	36%

Outstanding share options

	2006		2005	
	Shares (in 000's)	Weighted average exercise price	Shares (in 000's)	Weighted average exercise price
Outstanding at beginning of year	2,691	$ 20.04	4,426	$ 15.09
Granted	355	66.40	367	45.28
Exercised	(907)	17.45	(2,067)	13.77
Expired	–	–	(14)	25.09
Forfeited	(2)	61.73	(21)	31.39
Outstanding at end of year	2,137	$ 28.79	2,691	$ 20.04
Vested and exercisable at end of year	1,278	$ 16.07	1,803	$ 13.51

17. SHAREHOLDERS' EQUITY, continued

Information relating to share options outstanding at December 31, 2006:

Outstanding share options (in 000's)	Vested share options (in 000's)	Price range	Weighted average exercise price on outstanding options	Weighted average exercise price on options currently exercisable	Weighted average remaining life on outstanding options (months)
33	33	$ 6.39 – $ 9.59	$ 7.16	$ 7.16	28
912	912	$ 9.60 – $ 14.39	$ 11.80	$ 11.80	28
63	63	$ 14.40 – $ 21.60	$ 15.73	$ 15.73	4
447	182	$ 21.61 – $ 32.42	$ 25.09	$ 25.09	38
329	88	$ 32.43 – $ 48.65	$ 45.28	$ 45.28	50
353	–	$ 48.66 – $ 66.40	$ 66.40	$ –	86
2,137	1,278	$ 6.39 – $ 66.40	$ 28.79	$ 16.07	42

The intrinsic value of a share option is the difference between the current market price for the Company's Class B subordinate voting share and the exercise price of the option. For options outstanding, vested and exercisable at December 31, 2006, the aggregate intrinsic value, based on the December 31, 2006 closing price of $87.90 for the Class B subordinate voting share, was $126 million and $92 million respectively.

Further information about our share options

(Cdn$ in millions)	2006	2005	2004
Total compensation cost recognized	$ 7	$ 6	$ 4
Total fair value of shares vested	5	3	–
Total intrinsic value of share options exercised	54	70	37

The unrecognized compensation costs for non-vested share options at December 31, 2006 were $5 million. The weighted average period over which it is expected to be recognized is 1.4 years.

(g) Deferred Share Units and Restricted Share Units

Under the Deferred Share Unit (DSU) or Restricted Share Unit (RSU) plan, directors and employees may receive either DSUs or RSUs, each of which entitle the holder to a cash payment equal to the market value of a Class B subordinate voting share of the Company at the time they are redeemed. In the case of directors, these units vest immediately. The units granted to employees vest after three years. Upon normal retirement the units vest immediately and when early retirement occurs, units vest on a pro-rata basis. Should employees be terminated without cause, units would vest on a pro-rata basis. Should employees be terminated with cause, units would be forfeited. DSUs may only be redeemed within twelve months from the time a holder ceases to be an employee or director while RSUs must be redeemed at the end of a three-year period measured from the end of the year immediately preceding the grant. Additional units are issued to reflect dividends paid on Class B subordinate voting shares and other adjustments to the Class B subordinate voting shares.

As at December 31, 2006, total outstanding DSUs and RSUs issued were 503,909.

Non-vested DSU and RSU activity for the year ended December 31, 2006

	DSU and RSU (in 000's)	Weighted average grant date fair value
Non-vested at beginning of year	215	$ 40.45
Granted	244	70.23
Expired	–	–
Forfeited	(1)	58.01
Vested	(99)	47.23
Non-vested at end of year	359	$ 58.72

Further information about our DSUs and RSUs

(Cdn$ in millions, except weighted average)	2006	2005	2004
Weighted average fair value of the units	$ 71.25	$ 43.68	$ 20.15
Total fair value of units vested	8	2	2
Total compensation cost recognized	17	12	3
Tax benefits realized	2	–	–
Cash used to settle DSUs and RSUs	6	–	–

The unrecognized compensation cost for non-vested DSUs and RSUs at December 31, 2006 was $18 million. The weighted average period over which it is expected to be recognized is 1.8 years.

(h) Warrants

In May 2004, the Company received $90 million on the exercise of the 4,980,000 remaining warrants to purchase Class B subordinate voting shares at a price of $18 per share. The warrants were issued in 1999.

(i) Contributed surplus.

(Cdn$ in millions)	2006	2005	2004
Beginning of year	$ 61	$ 58	$ 57
Stock-based compensation expense (f)	7	6	4
Transfer to Class B subordinate voting shares on exercise of share options	(4)	(3)	(2)
Redemption of convertible debt (d)	–	–	(1)
End of year	$ 64	$ 61	$ 58

(j) Cumulative translation adjustment

The cumulative translation adjustment represents the net unrealized foreign exchange gains (losses) on translation of the accounts of self-sustaining foreign subsidiaries, net of foreign exchange losses on the portion of U.S. dollar denominated debt designated as hedges against these investments.

(Cdn$ in millions)	2006	2005	2004
Cumulative translation adjustment at beginning of year	$ (168)	$ (117)	$ (43)
Exchange differences on investments in foreign subsidiaries	20	(53)	(134)
Exchange differences on debt designated as a hedge of self-sustaining foreign subsidiaries	1	–	34
Exchange loss realized on reduction or disposal of foreign investment	2	2	26
Cumulative translation adjustment at end of year	$ (145)	$ (168)	$ (117)

17. SHAREHOLDERS' EQUITY, continued

(k) Earnings per share

The following table reconciles the basic and diluted earnings per share:

(Cdn$ in millions, except per share data)	2006	2005	2004
Basic earnings			
Earnings from continuing operations	$ 2,395	$ 1,345	$ 594
Less interest on exchangeable debentures, net of taxes	(3)	(4)	(3)
Earnings from continuing operations, less interest on exchangeable debentures, net of taxes	2,392	1,341	591
Earnings from discontinued operation	36	–	23
Net earnings available to common shareholders	$ 2,428	$ 1,341	$ 614
Diluted earnings			
Earnings from continuing operations	$ 2,395	$ 1,345	$ 594
Earnings from discontinued operation	36	–	23
Net diluted earnings available to common shareholders	$ 2,431	$ 1,345	$ 617
Weighted average shares outstanding (000's)	210,578	202,472	192,993
Effect of dilutive securities			
Incremental shares from share options	1,659	2,121	1,830
Shares issuable on conversion of exchangeable debentures	4,787	11,489	11,489
Weighted average diluted shares outstanding	217,024	216,082	206,312
Basic earnings per share	$ 11.53	$ 6.62	$ 3.18
Basic earnings per share from continuing operations	$ 11.36	$ 6.62	$ 3.06
Diluted earnings per share	$ 11.20	$ 6.22	$ 2.99
Diluted earnings per share from continuing operations	$ 11.04	$ 6.22	$ 2.88

(l) Dividends

Dividends declared in 2006, 2005 and 2004 totalled $2.00 per share, $0.80 per share, and $0.30 per share respectively. Dividends paid on or after January 1, 2006 are eligible for the enhanced federal and provincial dividend tax credits.

18. OTHER INCOME (EXPENSE)

(Cdn$ in millions)	2006	2005	2004
Interest income	$ 186	$ 56	$ 10
Net gain on disposal of investment in Inco, net of loss on exchangeable debentures (Note 5)	120	–	–
Gain on sale of investments and assets	81	58	37
Income from Fording	48	76	13
Non-hedge derivative losses	–	(29)	(4)
Investment write-down	–	–	(64)
Foreign exchange gains (losses)	(7)	19	–
Minority interests	(33)	(15)	(9)
Asset retirement expense for closed properties	(17)	(14)	(22)
Donations and sponsorships	(40)	–	–
Miscellaneous	(7)	4	(1)
	$ 331	$ 155	$ (40)

19. INCOME AND RESOURCE TAXES

(a) Income and resource tax expense from continuing operations

(Cdn$ in millions)	2006	2005	2004
Current			
Canadian income tax	$ 485	$ 223	$ 21
Foreign income tax	499	85	5
Canadian resource tax	172	116	76
Canadian large corporation tax	–	–	4
	1,156	424	106
Future			
Canadian income tax	34	103	157
Foreign income tax	19	7	35
Canadian resource tax	6	12	(6)
	59	122	186
	$ 1,215	$ 546	$ 292

(b) Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision

(Cdn$ in millions)	2006	2005	2004
Tax expense at the statutory income tax rate of 34.6% (2005–34.4%; 2004–35.5%)	$ 1,249	$ 651	$ 315
Tax effect of:			
Resource taxes, net of resource and depletion allowances	(10)	48	31
Non-taxable portion of income including one-half of capital gains	(41)	(35)	–
Benefit of tax losses not recognized (recognition of previously unrecognized losses)	14	(45)	(31)
Benefit of tax rate reduction	(21)	(21)	–
Difference in tax rates in foreign jurisdictions	32	(18)	(23)
Other	(8)	(34)	–
	$ 1,215	$ 546	$ 292

(c) Temporary differences giving rise to future income and resource tax assets and liabilities

(Cdn$ in millions)	2006	2005
Future income and resource tax assets		
Net operating loss carry-forwards	$ 98	$ 230
Property, plant and equipment	(92)	(124)
Alternative minimum and other tax credits	104	10
Asset retirement obligations	28	37
Other	31	12
Valuation allowance	(56)	(42)
	113	123
Less current portion	(10)	(8)
	$ 103	$ 115

(Cdn$ in millions)	2006	2005
Future income and resource tax liabilities		
Property, plant and equipment	$ 727	$ 721
Asset retirement obligations	(118)	(92)
Amount relating to partnership year-ends	484	348
Other	(52)	29
	1,041	1,006
Less current portion	(161)	(118)
	$ 880	$ 888

19. INCOME AND RESOURCE TAXES, continued

(d) Earnings by jurisdiction

Earnings before income and resource taxes from continuing operations are earned in the following tax jurisdictions:

(Cdn$ in millions)	2006	2005	2004
Canada	$ 1,419	$ 1,215	$ 534
Foreign	2,191	676	352
	$ 3,610	$ 1,891	$ 886

(e) The Company has non-resident subsidiaries that have undistributed earnings. Provisions have not been recorded for taxes that may arise on repatriation of these earnings as these undistributed earnings are not expected to be repatriated in the foreseeable future. It is not possible to determine the future taxes that may be payable upon the repatriation of such earnings.

(f) Loss carry-forwards

(i) Canada and provincial tax jurisdictions

At December 31, 2006, the Company had no remaining Canadian and provincial net operating loss carry-forwards (2005—nil).

(ii) United States federal and state tax jurisdictions

At December 31, 2006, the Company had United States federal and state net operating loss carry-forwards of $98 million (2005—$477 million). These loss carry forwards expire at various dates between 2008 and 2024.

(g) Valuation allowance

The benefit of regular income loss carry-forwards, except for $56 million relating to jurisdictions that do not have established sources of taxable income, has been fully recognized.

(h) Other disclosure

In the normal course of business, the Company is subject to audit by taxation authorities. For major entities, audits by the Canadian taxation authorities on years after 2000 are not yet completed. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

20. PARTNERSHIPS AND JOINT VENTURES

The Company's principal operations which are accounted for using the proportionate consolidation method are Elk Valley Coal, the Antamina, Pogo, Hemlo and Lennard Shelf mines. The Company's share of the assets and liabilities, revenues and expenses and cash flows of these operations is as follows:

(Cdn$ in millions)	2006	2005	2004
Assets			
Cash and cash equivalents	$ 88	$ 166	$ 143
Other current assets	347	320	204
Mineral properties, plant and equipment	1,252	1,258	1,128
	$ 1,687	$ 1,744	$ 1,475
Liabilities and equity			
Current liabilities	$ 274	$ 223	$ 150
Long-term liabilities	368	381	447
Equity	1,045	1,140	878
	$ 1,687	$ 1,744	$ 1,475
Earnings			
Revenues	$ 2,127	$ 1,847	$ 1,223
Operating and other expenses	1,077	934	858
Provision for income and resource taxes	222	99	62
Net earnings	$ 828	$ 814	$ 303
Cash flow			
Operating activities	$ 981	$ 843	$ 496
Financing activities	(38)	(83)	(61)
Investing activities	(76)	(203)	(144)
Distributions	(945)	(526)	(203)
Effect of exchange rates on cash	–	(8)	(6)
Increase (decrease) in cash	$ (78)	$ 23	$ 82

Income and resource taxes are only provided for incorporated joint ventures. The liability for income taxes for unincorporated joint ventures rests at the parent entity level and is not included in this table.

21. SUPPLEMENTARY CASH FLOW INFORMATION

(Cdn$ in millions)	2006	2005	2004
(a) Cash and cash equivalents			
Cash	$ 156	$ 132	$ 115
Money market investments with maturities from the date of acquisition of 3 months or less	4,898	1,966	760
	$ 5,054	$ 2,098	$ 875
(b) Changes to non-cash working capital items			
Accounts and settlements receivable	$ (192)	$ (164)	$ (58)
Inventories	(118)	(120)	(24)
Accounts payable and accrued liabilities	321	34	6
Current income and resource taxes payable	288	229	49
	$ 299	$ (21)	$ (27)
(c) Interest and taxes paid			
Interest paid	$ 111	$ 49	$ 50
Income and resource taxes paid	$ 846	$ 177	$ 79
(d) Non-cash financing transaction			
Value ascribed to shares issued on conversion of debt (Note 17(c)(d))	$ 107	$ –	$ 185

22. COMMITMENTS AND CONTINGENCIES

(a) Derivatives and financial instruments

Derivative positions at December 31, 2006 are as follows:

	2007	2008	2009	Total	Unrealized gain (loss)	Carrying value
					(Cdn$ in millions)	
Gold (thousands of ozs)						
Fixed forward sales contracts	44	44	43	131		
Average price (US$/oz)	350	350	350	350	$ (47)	$ –
Fixed forward sales contracts	8	–	–	8		
Average price (Cdn$/oz)	520	–	–	520	(2)	–
U.S. dollars (millions) (i)						
Fixed forward sales contracts	1,304	–	–	1,304		
Average exchange rate	1.14	–	–	1.14	(24)	(24)
Zinc (millions of lbs) (ii)						
Fixed forward purchase commitments	12	–	–	12		
Average price (US¢/lb)	1.74	–	–	1.74	2	2
					$ (71)	$ (22)

Interest rate swap

Principal amount	Rate swapped	Rate obtained	Maturity date	Unrealized loss	Carrying value
US$100 million	7.00%	LIBOR plus 2.14%	September 2012	$ (2)	$ –

(i) From time to time, the Company purchases U.S. dollar short-term money market investments. The Company purchases the U.S. dollars and at the same time sells U.S. dollars forward to match the maturity of the investment. The unrealized gain or loss on the U.S. dollar investments is offset by the unrealized gain or loss on the foreign exchange contracts. The Company does not apply hedge accounting to these as the change in value of the contracts substantially offsets the change in value of the U.S. dollar investments. The change in market value of both of these items is reported in the earnings for the period.

(ii) From time to time, certain customers purchase refined zinc at fixed forward prices from the Company's smelter and refinery operations. Forward purchase commitments for zinc are matched to these fixed price sales commitments to customers. As the fixed price sales commitments to customers contain a fixed premium component, the relationships are not considered to be sufficiently effective under hedge accounting standards. Accordingly, the Company is unable to apply hedge accounting to zinc forward purchase commitments and has recognized mark-to-market and realized gains on these forward purchase commitments in other income (expense).

(b) Legal proceedings and contingencies

Upper Columbia River Basin (Lake Roosevelt)

On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the

State of Washington. The citizen's suit was brought pursuant to Section 310(a)(i) of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) on December 11, 2003 (the "UAO"), purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal that decision and the District Court entered a stay of proceedings (the "Stay") pending a final decision on the appeal. In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under CERCLA. On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the U.S. Resource Conservation and Recovery Act (RCRA) seeking injunctive relief and costs. As far as the Company is aware, no suit has been filed under RCRA.

On July 3, 2006, the 9th Circuit affirmed the District Court's denial of TCML's motion to dismiss the citizen's suit. On October 30, 2006, the 9th Circuit denied TCML's petition for a rehearing and subsequently granted a stay of mandate until March 6, 2007, pending the filing of an application for further appeal to the U.S. Supreme Court. The Company is preparing the application, which must be filed before February 27, 2007.

On June 2, 2006, TCML and its U.S. affiliate, TCAI, entered into a Settlement Agreement (the "Agreement") with the EPA and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (the "Studies") that, while not carried out under an administrative or judicial order, is consistent with the U.S. National Contingency Plan. TCAI is paying EPA's oversight costs and providing US$1.1 million in annual funding to the EPA to facilitate the full participation of the Tribes, the State and the U.S. Department of Interior, and TCML guaranteed TCAI's performance of the Agreement. TCAI has placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew the UAO. The recent decision of the 9th Circuit will not affect the Agreement.

There can be no assurance that the agreement to conduct and fund the Studies and the withdrawal of the UAO will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

The Company considers provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2006, or with respect to future claims, cannot be predicted with certainty.

(c) Mining royalty in Peru

On June 25, 2004, legislation that established a mining royalty of up to 3% of the value of sales of concentrate came into force. Management and its legal advisors are of the opinion that, under current legislation as well as the mining stability agreement subscribed with the Peruvian government, this royalty is not applicable to Compañia Minera Antamina S.A. (CMA) until the expiration of such mining stability agreement on December 31, 2015. On June 28, 2006, however, the Peruvian Congress passed a law that requires all mining companies in Peru to pay the mining royalty regardless of whether they have been granted protection under a mining stability agreement; the law was observed by the Peruvian president and returned to Congress to be reviewed. The Company and its legal advisors are of the opinion that any change to the law that unilaterally imposes a royalty payment to a mining company protected under a Mining Stability Agreement is illegal and unconstitutional. In addition, in December CMA entered into an agreement with the government

22. COMMITMENTS AND CONTINGENCIES, continued

of Peru providing for voluntary contributions to funds established for the benefit of communities affected by mining operations. These contributions are to be suspended in the event that CMA becomes subject to new royalties or mining levies. As a consequence, no provision for the mining royalty has been made in the financial statements.

(d) Commitments and guarantees

Red Dog commitments

Pursuant to a royalty agreement with NANA Regional Corporation Inc. (NANA), TCAK pays NANA an annual advance royalty equal to the greater of 4.5% of Red Dog mine's net smelter return or US$1 million. After the Company recovers certain capital expenditures including an interest factor, TCAK will pay to NANA 25% of net proceeds of production from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Advance royalties previously paid will be recoverable against the 25% royalty on net proceeds of production. As at December 31, 2006, expenditures including an interest factor have been fully recovered. The unrecovered cumulative amount of advance royalties paid was US$104 million (2005—US$114 million). Based on the average realized zinc and lead prices in 2006, the Company estimates that the payment of the 25% royalty to NANA will commence in the fourth quarter of 2007 after the Company has recovered all advance royalty payments.

TCAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships all concentrates produced at the Red Dog mine. The lease requires TCAK to pay a minimum annual user fee of US$18 million but has no minimum tonnage requirements. There are also fee escalation provisions based on zinc price and annual tonnage.

TCAK has also entered into agreements for the transportation and handling of concentrates from the millsite. These agreements have varying terms expiring at various dates through 2010 and include provisions for extensions. There are minimum tonnage requirements and the minimum annual fees amount to approximately US$9 million, with adjustment provisions based on variable cost factors.

Antamina royalty

On the acquisition of the Company's interest in the Antamina mine, the vendor was granted a net profits royalty equivalent to 7.4% of the Company's share of the project's free cash flow after recovery of capital costs and an interest factor on approximately 60% of project costs. The recovery of accumulated capital costs together with interest was completed in 2006 and an expense of $33 million was recorded in the year in respect of this royalty.

Fort Hills

Under the Fort Hills agreement, the Company has committed to contribute 34% of the first $2.5 billion of partnership expenditures on the Fort Hills project. In the event that the project is abandoned, all limited partners are required to make additional contributions such that the aggregate contributions of all partners equal $2.5 billion and any amounts unexpended will be distributed to the partners according to their partnership interest.

Elk Valley Coal Partnership guarantee

Elk Valley Coal has provided an unsecured guarantee, limited in recourse against the Company to the assets of Elk Valley Coal and the interest of the Company therein, with respect to up to $200 million of borrowings by Fording incurred principally in connection with the financing of the transaction pursuant to which the Company acquired its interest in Elk Valley Coal. As at December 31, 2006, Fording had $30 million outstanding under these borrowings of which the Company's 40% share was $12 million.

Operating leases

Amounts payable under operating leases are $102 million, with annual payments of $19 million in 2007, $14 million in 2008, $11 million in 2009, $9 million in 2010, $7 million in 2011, and $42 million thereafter. The leases are primarily for office premises, mobile equipment and rail cars.

Forward purchase commitments

The Company has a number of forward purchase commitments for the purchase of concentrates and power, and for shipping and distribution of its products which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

Environmental protection

The Company's operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. Provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

23. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and temporary investments, cash held in trust, accounts and settlements receivable, long-term receivables and deposits, other investments, accounts payable, accrued liabilities and other liabilities represent their fair value unless otherwise disclosed. The carrying amounts and the quoted market values of the Company's investments are disclosed in Note 8, and the debentures exchangeable for Inco common shares are disclosed in Note 5. The carrying amounts and the market values for derivative and financial instruments are disclosed in Note 22(a).

The estimated impact of recording some of these balances at fair value upon adoption of the financial instrument standards is disclosed in Note 3(f).

The carrying amounts and estimated fair values of the Company's debt instruments at December 31 are summarized as follows:

(Cdn$ in millions)	2006		2005	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
6.125% debentures due October 2035	$ 806	$ 783	$ 806	$ 810
5.375% debentures due October 2015	349	339	349	347
7.000% debentures due September 2012	231	249	231	254
6.875% debentures due February 2006	–	–	175	175
Antamina senior debt	–	–	146	146
Antamina senior revolving credit facility	108	108	–	–

24. SEGMENTED INFORMATION

The Company has five reportable segments: smelting and refining, base metals, gold, coal, and corporate and other. Revenue from refined zinc and lead, electrical power, fertilizers and specialty metals operations are included in smelting and refining revenue for segmented purposes. The corporate segment includes administrative, investment, exploration and business development activities. Concentrates sold from one segment to another are valued at market prices. Information for zinc and copper mines were combined into the base metal mines segment in 2006 on the basis that this more appropriately reflects the strategic management of the Company's operations. Prior year comparatives have been restated to conform with current year presentation.

(Cdn$ in millions)	2006					
	Smelting and refining	Base metal mines	Gold mines	Coal mines	Corporate and other	Total
Segment revenues	$ 1,802	$ 3,847	$ 143	$ 1,177	$ 38	$ 7,007
Less inter-segment revenues	–	(466)	–	–	(2)	(468)
Revenues	1,802	3,381	143	1,177	36	6,539
Operating profit	395	2,734	7	444	(19)	3,561
Interest expense	–	(11)	–	(2)	(84)	(97)
Other corporate expenses	–	(10)	–	–	156	146
Earnings before taxes and discontinued operation	395	2,713	7	442	53	3,610
Capital expenditures	76	159	44	18	21	318
Total assets	1,627	4,015	402	631	4,772	11,447

(Cdn$ in millions)	2005					
	Smelting and refining	Base metal mines	Gold mines	Coal mines	Corporate and other	Total
Segment revenues	$ 937	$ 2,276	$ 127	$ 1,173	$ 65	$ 4,578
Less inter-segment revenues	–	(159)	–	(2)	(2)	(163)
Revenues	937	2,117	127	1,171	63	4,415
Operating profit	134	1,295	9	512	12	1,962
Interest expense	–	(14)	–	–	(55)	(69)
Other corporate expenses	–	–	–	–	(2)	(2)
Earnings before taxes and discontinued operation	134	1,281	9	512	(45)	1,891
Capital expenditures	34	77	100	98	14	323
Total assets	1,370	2,881	358	656	3,544	8,809

(Cdn$ in millions)	2004					
	Smelting and refining	Base metal mines	Gold mines	Coal mines	Corporate and other	Total
Segment revenues	$ 1,006	$ 1,709	$ 142	$ 645	$ 51	$ 3,553
Less inter-segment revenues	–	(123)	–	–	(2)	(125)
Revenues	1,006	1,586	142	645	49	3,428
Operating profit	119	805	32	125	14	1,095
Interest expense	–	(15)	–	–	(46)	(61)
Other corporate expenses	–	–	–	–	(148)	(148)
Earnings before taxes and discontinued operation	119	790	32	125	(180)	886
Capital expenditures	24	54	82	53	3	216
Total assets	1,297	2,653	263	513	1,333	6,059

The geographic distribution of the Company's property, plant and equipment and external sales revenue with revenue attributed to regions based on the location of the customer is as follows:

	Property, Plant & Equipment		Revenues		
(Cdn$ in millions)	2006	2005	2006	2005	2004
Canada	$ 1,810	$ 1,740	$ 724	$ 578	$ 583
United States	1,308	1,256	1,487	842	680
Latin America	498	509	251	252	156
Asia	–	–	2,770	1,894	1,321
Europe	–	–	1,201	809	688
Australia	32	8	106	40	–
	$ 3,648	$ 3,513	$ 6,539	$ 4,415	$ 3,428

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the Company's net earnings is summarized as follows:

(Cdn$ in millions, except per share data)	2006	2005	2004
Net earnings under Canadian GAAP	$ 2,431	$ 1,345	$ 617
Add (deduct)			
Exchangeable debentures due 2024 (b)	(4)	(6)	(6)
Unrealized holding gains (losses) on investments (c)	(14)	33	(51)
Deferred start-up costs (d)	(11)	3	(4)
Exploration expenses (e)	(21)	–	–
Derivative instruments (f)			
Embedded derivatives	94	(25)	46
Non-hedge derivatives	(53)	(62)	31
Asset retirement obligations (g)	(3)	(3)	(4)
Deferred stripping (h)	(17)	–	–
Other (i)	(2)	7	(1)
Tax effect of adjustments noted above	40	23	(16)
Tax benefit on redemption of exchangeable debentures (b)	124	–	–
Net earnings before changes in accounting principles	2,564	1,315	612
Add (deduct)			
Underground development amortization (j)	–	–	(7)
Tax effect of adjustments	–	–	3
Net earnings under U.S. GAAP before comprehensive income adjustments	2,564	1,315	608
Other comprehensive income (k)			
Add (deduct)			
Unrealized gains (losses) on investments (c)			
Arising during the period	104	102	12
Less: reclassification adjustments to net income	(78)	(51)	(16)
	26	51	(4)
Losses on derivatives designated as cash flow hedges (f)			
Arising during the period	–	(4)	(32)
Less: reclassification adjustments to net income	(13)	(26)	(1)
	(13)	(30)	(33)
Cumulative translation adjustment (k)	21	(51)	(79)
Additional pension liability (l)	8	(22)	52
Tax effect of adjustments	(2)	11	(1)
Comprehensive income	$ 2,604	$ 1,274	$ 543
Earnings per share under U.S. GAAP before comprehensive income adjustments			
Basic	$ 12.18	$ 6.49	$ 3.15
Diluted	$ 11.83	$ 6.09	$ 2.95
Basic from continuing operations	$ 11.63	$ 6.49	$ 3.15
Diluted from continuing operations	$ 11.29	$ 6.09	$ 2.95

Balance sheets under Canadian GAAP and U.S. GAAP

(Cdn$ in millions)	2006		2005	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
ASSETS				
Current assets				
Cash and cash equivalents	$ 5,054	$ 5,054	$ 2,098	$ 2,098
Temporary investments	227	227	986	986
Cash held in trust	105	105	–	–
Accounts and settlements receivable	723	723	531	531
Inventories	786	786	668	668
Derivative instruments (f)	–	–	–	45
	6,895	6,895	4,283	4,328
Investments (c)	251	348	649	743
Property, plant and equipment (d) (e) (g) (h) (i) (j)	3,648	3,483	3,513	3,450
Oil sands properties	190	190	20	20
Other assets (f) (l)	463	467	344	382
	$ 11,447	$ 11,383	$ 8,809	$ 8,923
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Dividends payable	$ 216	$ 216	$ 81	$ 81
Exchangeable debentures	105	105	–	–
Accounts payable and accrued liabilities (f)	763	794	442	445
Current portion of long-term debt	–	–	213	213
Current income and resource taxes payable	443	443	261	261
Current portion of future income and resource taxes	161	161	118	118
	1,688	1,719	1,115	1,118
Long-term debt (b)	1,509	1,498	1,508	1,615
Other liabilities (f) (g) (l)	821	911	667	634
Future income and resource taxes	880	760	888	919
Exchangeable debentures	–	–	248	248
Shareholders' equity	6,549	6,495	4,383	4,389
	$ 11,447	$ 11,383	$ 8,809	$ 8,923

Shareholders' equity under Canadian GAAP and U.S. GAAP

(Cdn$ in millions)	2006		2005	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Capital stock	$ 2,405	$ 2,281	$ 2,155	$ 2,155
Retained earnings	4,225	4,431	2,228	2,330
Exchangeable debentures due 2024 (b)	–	–	107	–
Contributed surplus	64	64	61	61
Cumulative translation adjustment (k)	(145)	–	(168)	–
Accumulated other comprehensive income (k)	–	(281)	–	(157)
	$ 6,549	$ 6,495	$ 4,383	$ 4,389

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

(a) Adoption of new accounting standards

(i) Accounting for defined benefit pension and other post-retirement plans

During the year, the Company adopted FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans—An Amendment of FASB Statements No. 87, 88, 106 and 132(R)". Under SFAS No. 158, employers must recognize a net liability or asset to report the funded or underfunded status of their defined benefit pension and other post-retirement benefit plans on their balance sheets. Changes in the funded status during the year will be recorded in other comprehensive income. The standard does not change the calculation of periodic pension expense under U.S. GAAP but will affect other comprehensive income in future years. Before adoption of this standard, the Company had an additional minimum pension liability of $21 million. The adoption of this standard resulted in a $263 million charge, net of $99 million of taxes, directly to ending accumulated other comprehensive income and had no impact on the Company's net earnings or retained earnings.

(ii) Post-production stripping costs

Effective January 1, 2006, under U.S. GAAP, the Company adopted EITF 04–6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry". It requires stripping costs to be accounted for as a variable production cost to be included in the costs of inventory produced during the production phase.

Under Canadian GAAP, the Company has elected to prospectively adopt EIC-160, the related Canadian standard, and amortizes the existing balance sheet amount relating to deferred stripping costs over the reserves to which it relates. Under U.S. GAAP, the Company has retroactively adopted EITF 04–06 and has elected to recognize the cumulative effect of the adjustment in the opening balance of retained earnings. This resulted in an initial U.S. GAAP difference to decrease property, plant and equipment by $52 million, decrease future income tax liability by $23 million and decrease retained earnings by $29 million.

Canadian GAAP permits capitalization of stripping activity which represents a betterment of a mineral property. Betterment occurs when the stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are amortized on a unit of production basis over the proven and probable reserves to which they relate. Under U.S. GAAP, all stripping costs are treated as variable production costs.

(iii) Accounting changes and error corrections

On January 1, 2006, the Company adopted SFAS No. 154, "Accounting for Changes and Error Corrections". The new standard requires that entities that make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation and amortization for long-lived assets, the change must be accounted for prospectively, as a change in estimate. The adoption of this standard did not result in a material impact to the Company's consolidated financial statements.

(iv) Quantifying misstatements in the financial statements

In 2006, the Company applied Staffing Accounting Bulletin No. 108 issued by the Securities and Exchange Commission. The bulletin provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. The standard uses a dual approach that includes both an income statement and balance sheet assessment of any misstatement. The implementation of this guidance did not result in a material impact to the Company's consolidated financial statements.

(b) Exchangeable debentures due 2024

The exchangeable debentures due 2024, redeemed in 2006, were classified as equity with related interest being charged directly to retained earnings. Under U.S. GAAP, these were classified as liabilities and interest was charged against current period earnings. The redemption of the debentures in 2006 (Note 17(c)) was treated as a non-monetary transaction and the carrying value of the debentures was transferred to share capital. Tax benefits arising on the settlement were recorded in earnings for U.S. GAAP purposes.

(c) Unrealized holding gains (losses) on investments

For US GAAP purposes, certain of the Company's marketable securities are considered to be either available-for-sale securities or trading securities. Available-for-sale securities are carried at market value with unrealized gains or losses included in other comprehensive income until realized or until an other-than-temporary decline occurs. The Company's trading securities are carried at market value with unrealized gains or losses included in net earnings.

(d) Deferred start-up costs

Under Canadian GAAP, mine start-up costs are deferred until the mine reaches commercial levels of production and are amortized over the life of the project. Under U.S. GAAP, these costs are expensed as incurred.

(e) Exploration expense

Under Canadian GAAP, the Company capitalizes exploration expenditures where resources as defined under National Instrument 43-101 exist and it is expected that the expenditures can be recovered by future exploitation or sale. For U.S. GAAP, exploration expenditures are expensed unless proven and probable reserves have been established by a feasibility study.

(f) Derivative instruments

Under Canadian GAAP, derivative instruments to which hedge accounting is applied are held off-balance sheet with realized gains and losses recorded in net earnings. Non-hedge derivative instruments are recorded on the balance sheet at fair value with changes in fair value recorded in other income (Note 22(a)).

For U.S. GAAP purposes, all derivatives are recorded on the balance sheet as either assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on whether the derivative has been designated as a fair value or cash flow hedge and whether it qualifies as part of a hedging relationship.

(i) For fair value hedges, the effective portion of the changes in fair value of the derivatives is offset by changes in the fair value of the hedged item in net earnings. For cash flow hedges, the effective portion of the changes in fair value is accumulated in other comprehensive income and released into net earnings when the hedged item affects net earnings. For derivatives not accounted for as part of a hedging relationship, changes in fair value are included in net earnings.

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

(ii) The Company's Inco exchangeable debentures include an option to settle the debt with Inco shares. Under U.S. GAAP, this option constitutes an embedded derivative which is accounted for as a separate derivative instrument and recorded on the balance sheet at fair value with changes in fair value included in net earnings.

(iii) TCAK's agreement with the Northwest Arctic Borough includes an escalation clause based on zinc price. This constitutes an embedded derivative under U.S. GAAP, and the derivative instrument has been separately valued and recorded at fair value on the balance sheet. Changes in fair value are included in net earnings.

(iv) The Company's contingent consideration from the sale of Cajamarquilla based on zinc prices (Note 4(a)) constitutes an embedded derivative under U.S. GAAP, and the derivative instrument has been separately valued and recorded at fair value on the balance sheet. Changes in fair value are included in net earnings.

In 2005 and 2004, certain instruments entered into by Elk Valley Coal were designated as cash flow hedges. For U.S. GAAP purposes, the Company did not designate any other derivatives as hedges under SFAS 133 in the periods presented.

(g) Asset retirement obligations

For U.S. GAAP purposes, the Company adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. The Company adopted the provisions of CICA 3110, "Asset Retirement Obligations", for Canadian GAAP purposes effective January 1, 2004.

The Canadian and U.S. standards for asset retirement obligations are substantially the same; however, due to the difference in adoption dates, different discount rate assumptions were used in initial liability recognition. This resulted in differences in the asset and liability balances on adoption and will result in different amortization and accretion charges over time.

(h) Deferred stripping

Canadian GAAP differs from U.S. GAAP in that it allows the capitalization of deferred stripping costs when such costs are considered a betterment of the asset.

(i) Other

Other adjustments include differences in respect of equity earnings, long-term debt discounts, interest capitalization and other items.

(j) Underground development amortization

Under Canadian GAAP, the Company retroactively adopted the block method of underground amortization, effective January 1, 2004, which resulted in a $4 million charge to opening retained earnings. U.S. GAAP requires that such a change be accounted for as a cumulative adjustment through the current period income statement. Net earnings under U.S. GAAP were reduced by $4 million after-tax during 2004.

(k) Comprehensive income

Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130, "Reporting Comprehensive Income". Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income. Other comprehensive income includes amounts that are recorded as an element of shareholders' equity but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). A standard for comprehensive income and other comprehensive income was effective under Canadian GAAP on January 1, 2007.

(l) Pension liability

For U.S. GAAP purposes, the Company is required to report the overfunded asset or underfunded liability of the Company's defined benefit pension and other post-retirement plans on the balance sheet. Changes in the funded status are recorded through other comprehensive income. The information set out below should be read in conjunction with the information disclosed under Canadian GAAP requirements for pension and other employee future benefits provided in Note 16.

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, continued

The funded status at the end of the year and the related amounts recognized on the statement of financial position for U.S. GAAP purposes are as follows:

(Cdn$ in millions)	2006		2005	
	Pension benefits	Other post-retirement benefits	Pension benefits	Other post-retirement benefits
Funded status at end of year				
Fair value of plan assets	$ 1,275	$ –	$ 1,126	$ –
Benefit obligations	1,270	316	1,198	273
Funded status	5	(316)	(72)	(273)
Unrecognized net actuarial gain (loss)	–	–	187	103
Unrecognized prior service credit (cost)	–	–	43	(1)
Amount recognized at end of year	$ 5	$ (316)	$ 158	$ (171)
Amounts recognized in the balance sheet				
Non-current asset	$ 95	$ –	$ –	$ –
Current liability	(3)	(10)	–	–
Non-current liability	(87)	(306)	–	–
Prepaid benefit cost	–	–	174	–
Accrued benefit cost	–	–	(16)	–
Additional minimum liability	–	–	(70)	(171)
Intangible asset	–	–	11	–
Accumulated other comprehensive income	–	–	59	–
	$ 5	$ (316)	$ 158	$ (171)
Amounts recognized in accumulated other comprehensive income				
Net actuarial loss (gain)	$ 75	$ 112	$ –	$ –
Prior service cost (credit)	75	22	–	–
	$ 150	$ 134	$ –	$ –

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2006 and 2005, were as follows:

(Cdn$ in millions)	2006	2005
Accumulated benefit obligation in excess of plan assets		
Projected benefit obligation at end of year	$ 239	$ 362
Accumulated benefit obligation at end of year	218	340
Fair value of plan assets at end of year	160	285

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are as follows:

(Cdn$ in millions)	Pension benefits	Other post-retirement benefits
Actuarial loss	$ 4	$ 6
Prior service cost	10	6
Total	$ 14	$ 12

(m) Cash flow from operating activities

Under U.S. GAAP, cash flow from operating activities must be presented as the amount calculated after taking into effect the changes in non-cash working capital items. The disclosure of a subtotal referring to the amount of cash flow from operating activities before changes to working capital items is not permitted.

(n) Proportionate consolidation

U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP the accounts of joint ventures are proportionately consolidated. All of the Company's joint ventures qualify for the Securities and Exchange Commission's accommodation which allows the Company to continue to follow proportionate consolidation. Additional information concerning the Company's interests in joint ventures is presented in Note 20.

(o) Recent U.S. accounting pronouncements

(i) Accounting for uncertainty in income taxes

In June 2006, FASB issued an interpretation under FIN No. 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company's tax returns. In addition, FIN No. 48 also provides guidance on derecognition, classification, presentation and disclosure of unrecognized tax benefits. FIN No. 48 is applicable for fiscal years beginning on or after December 15, 2006. The Company estimates the impact of adopting FIN No. 48 will result in an increase to opening retained earnings of approximately $85 million, and a corresponding reduction in tax liabilities. This will have no impact on the Company's results or cash flows.

(ii) Fair value measurements

In September 2006, FASB issued SFAS No. 157 which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.

26. SUBSEQUENT EVENT

On February 12, 2007, the Company announced its intention, subject to regulatory approval, to purchase up to 20 million of its outstanding Class B subordinate voting shares by way of a normal course issuer bid and to implement a two for one subdivision or share split for its Class A common shares and Class B subordinate voting shares. Regulatory approval for the normal course issue bid was received effective February 22, 2007. The share split must be approved by shareholders at the Annual General Meeting scheduled for April 25, 2007.

Historical Financial Information

($ in millions, except per share information)	2006	2005	2004	2003	2002
Earnings and Cash Flow					
Revenues	**$ 6,539**	$ 4,415	$ 3,428	$ 2,228	$ 2,042
Operating profit	**3,561**	1,962	1,095	255	140
Depreciation and amortization	**264**	272	275	223	206
Interest	**97**	69	61	65	60
Exploration	**72**	70	42	30	34
Net earnings	**2,431**	1,345	617	134	13
Cash flow from operations	**2,606**	1,647	1,109	314	185
Proceeds from sale of investments	**885**	118	21	24	28
Capital expenditures	**488**	343	216	158	177
Investments	**175**	203	132	297	18
Per Share					
Net earnings	**$ 11.53**	$ 6.62	$ 3.18	$ 0.71	$ 0.06
Dividends–Class A and Class B shares	**$ 2.00**	$ 0.80	$ 0.30	$ 0.20	$ 0.20
Balance Sheet					
Working capital	**5,207**	3,168	1,351	541	635
Total assets	**11,447**	8,809	6,059	5,375	5,066
Long-term debt	**1,509**	1,721	665	1,103	959
Shareholders' equity	**6,549**	4,383	3,221	2,427	2,454

Notes:

(1) Antamina results are consolidated beginning July 1, 2003, and were equity accounted for before that date.

(2) Certain numbers have been restated due to the adoption of new accounting standards.

(3) Cash flow from operations is before changes in non-cash working capital items.

Reserves and Resources

MINERAL RESERVES [1] at December 31, 2006

		Proven		Probable		Total		Teck
		tonnes (000's)	grade (%)	tonnes (000's)	grade (%)	tonnes (000's)	grade (%)	Cominco Interest (%)
Zinc	Antamina	32,000	3.2	90,000	2.7	122,000	2.8	22.5
	Red Dog	16,000	20.2	52,700	16.7	68,700	17.5	100
	Pend Oreille	1,500	6.8	1,200	5.9	2,700	6.4	100
	Lennard Shelf			3,000	7.3	3,000	7.3	50
Lead	Red Dog	16,000	5.6	52,700	4.3	68,700	4.6	100
	Pend Oreille	1,500	1.2	1,200	1.0	2,700	1.1	100
	Lennard Shelf			3,000	1.8	3,000	1.8	50
Copper	Antamina							22.5
	Copper Ore	60,000	1.23	251,000	1.13	311,000	1.15	
	Copper Zinc Ore	32,000	1.05	90,000	1.14	122,000	1.12	
		92,000	1.17	341,000	1.13	433,000	1.14	
	Highland Valley	271,000	0.43			271,000	0.43	97.5
Molybdenum	Antamina	60,000	0.040	251,000	0.037	311,000	0.038	22.5
	Highland Valley	271,000	0.009			271,000	0.009	97.5

		tonnes (000's)	grade (g/t) [2]	tonnes (000's)	grade (g/t)	tonnes (000's)	grade (g/t)	Teck Cominco Interest (%)
Gold	Williams							50
	Underground	1,471	5.78	995	5.16	2,466	5.53	
	Open pit	7,810	1.71	5,424	1.74	13,234	1.72	
	David Bell	549	11.72	164	10.98	713	11.55	50
	Pogo			6,290	17.03	6,290	17.03	40
Coal [3]	Fording River	115,000		112,000		227,000		40 [4]
	Elkview	193,000		46,000		239,000		38 [4]
	Greenhills	77,000		19,000		96,000		32 [4]
	Coal Mountain	26,000				26,000		40 [4]
	Line Creek	19,000				19,000		40 [4]
	Cardinal River	32,000		24,000		56,000		40 [4]

Notes to Mineral Reserves and Resources Tables

(1) Mineral reserves and resources are mine and property totals and are not limited to Teck Cominco's interests.

(2) g/t - grams per tonne.

(3) Coal reserves expressed as tonnes of clean coal.

(4) Representing a 40% direct interest in Elk Valley Coal Partnership. Does not include a 5.25% indirect interest through investment in Fording Canadian Coal Trust.

(5) Grade reported as %TiO_2.

(6) Coal resources expressed as tonnes of raw coal.

(7) Other refers to the aggregated measured, indicated and inferred resources associated with five undeveloped or non-operating properties. Tonnages represent Elk Valley Coal Partnership's interest in these properties.

(8) Historical Resource Estimates. These estimates pre-date the adoption of NI 43-101. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101, but are not supported by quality assurance and quality control procedures that conform to current practice. In some cases, management has reclassified material from the measured or indicated resource category to the inferred category. Nonetheless, management believes these estimates are reliable and relevant because they are based on engineering and feasibility studies prepared prior to 2000 in accordance with then-prudent engineering practice.

MINERAL RESOURCES [1] at December 31, 2006

		Measured		Indicated		Inferred		Teck
		tonnes (000's)	grade (%)	tonnes (000's)	grade (%)	tonnes (000's)	grade (%)	Cominco Interest (%)
Zinc	Antamina	11,000	1.1	44,000	2.4	18,000	1.9	22.5
	Red Dog			7,700	18.9	30,200	15.5	100
	San Nicolas	1,880	3.6	78,100	1.8	7,020	1.4	79
	Pend Oreille					1,700	6.7	100
	Lennard Shelf					188	9.6	50
	Kudz Ze Kayah [8]					12,800	5.9	100
Lead	Red Dog			7,700	5.4	30,200[8]	4.5	100
	Pend Oreille					1,700	1.5	100
	Lennard Shelf					188	1.9	50
	Kudz Ze Kayah [8]					12,800	1.7	100
Copper	Antamina							22.5
	Copper Ore	27,000	0.57	98,000	1.05	105,000	0.96	
	Copper Zinc Ore	11,000	0.53	44,000	1.11	18,000	0.89	
		38,000	0.56	142,000	1.07	123,000	0.95	
	Highland Valley			247,000	0.31			97.5
	San Nicolas	1,880	0.73	78,100	1.34	7,020	1.28	79
	Kudz Ze Kayah [8]					12,800	0.81	100
Molybdenum	Antamina	27,000	0.040	98,000	0.031	105,000	0.028	22.5
	Highland Valley			247,000	0.006			97.5
Titanium	White Earth [5][8]			428,000	11	1,031,000	10	100

		tonnes (000's)	grade (g/t) [2]	tonnes (000's)	grade (g/t)	tonnes (000's)	grade (g/t)	Teck Cominco Interest (%)
Gold	Williams							50
	Underground	1,103	4.81	1,001	6.70	4,786	5.14	
	Open pit	1,203	1.03	930	1.05	393	1.46	
	David Bell							50
	Underground	344	9.51					
	Open pit			680	3.77			
	Pogo			460	9.53	430	31.83	40
	Lobo-Marte [8]							60
	Lobo			64,210	1.79	5,660	1.70	
	Marte			33,470	1.58	3,590	1.35	
	Morelos					30,650	3.27	78.8
	Kudz Ze Kayah [8]					12,800	1.38	100
Coal [6]	Fording River	466,000		194,000		2,721,000		40[4]
	Elkview	1,317,000		308,000		181,000		38[4]
	Greenhills	5,000		299,000		649,000		32[4]
	Coal Mountain	79,000		32,000		30,000		40[4]
	Line Creek	62,000		177,000		119,000		40[4]
	Cardinal River	2,000		9,000		4,000		40[4]
	Other [7]	213,000		274,000		473,000		40[4]

See notes on page 107.

Mineral Reserves and Mineral Resources

STANDARD

Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources have been estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") in November 2005 and incorporated in National Instrument 43-101, "Standards of Disclosure for Mineral Projects" ("NI 43-101"), by Canadian securities regulatory authorities. Estimates of coal reserves and resources have been prepared and classified using guidance from the Geological Survey of Canada Paper 88-21. Classification terminology for coal conforms to CIM definitions incorporated into NI 43-101. Mineral Resources are reported separately from and do not include that portion of the Mineral Resources that is classified as Mineral Reserves. That portion of Mineral Resource which is not classified as Mineral Reserve does not have demonstrated economic value.

DEFINITIONS

The CIM definitions on Mineral Resources and Mineral Reserves provide as follows:

A *Mineral Resource* is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An *Inferred Mineral Resource* is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An *Indicated Mineral Resource* is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A *Measured Mineral Resource* is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A *Mineral Reserve* is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A *Probable Mineral Reserve* is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A *Proven Mineral Reserve* is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

METHODOLOGIES AND ASSUMPTIONS

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates. Cost estimates are based on feasibility study estimates or operating history.

Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. Geostatistical methods appropriate to the style of mineralization have been used in the estimation of reserves at the Company's material base metal and gold properties.

Assumed metal prices vary from property to property for a number of reasons. The Company has interests in a number of joint ventures, for which assumed metal prices are a joint venture decision. In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates. For operations with short remaining lives, assumed metal prices may reflect shorter-term commodity price forecasts.

Antamina
Mineral reserves at Antamina were estimated using assumed metal prices of US$0.95/lb copper, US$0.50/lb zinc and US$7.50/lb molybdenum. Two general ore types occur at Antamina. These are copper ores, from which copper and molybdenum concentrates are produced, and copper/zinc ores, from which copper and zinc concentrates are recovered. Reserves and resources are reported by general ore type. In 2006, mine production reduced reserves by 30 million tonnes. This reduction was offset by 42 million tonnes of resource that was drill defined to reserve status. A new production and cut-off schedule developed in 2006 transferred 19 million tonnes of low grade reserve to resource stockpile. Changes in pit design and block modelling methodology contributed to small reserve reductions.

Significant increases in resource resulted from engineering studies completed on material below the current ultimate pit. The 2006 resource estimate includes 137 million tonnes of additional measured and indicated resource and 93 million tonnes of additional inferred resource. Evaluations indicate the new resource has reasonable prospects for economic extraction at US$0.95/lb copper and US$0.50/lb zinc. Other changes include the 42 million tonne transfer from resource to reserve and the transfer of 19 million tonnes from reserve to resource stockpile, both described above, and a 24 million tonne increase due to lower cut-off.

Highland Valley Copper
Mine production in 2006 removed 40 million tonnes at the Valley and Lornex pits and 6.3 million tonnes from the Highmont pit. Mine production included 5.4 million tonnes of low grade material which was not previously included in reserve but was processed to take advantage of short-term metal prices. In 2006, the assumed copper price for reserves was increased from US$0.92 to US$1.10 per pound for Valley and Lornex, resulting in a 5.2 million tonne reserve increase. The assumed molybdenum price remained at US$5.00/lb. An additional 5 million tonnes of reserve was added in the Highmont pit, using an assumed metal price of US$1.40/lb copper and US$20/lb molybdenum, reflecting short-term metal price forecasts. All reserve and resource estimates assume a C$1.20 per US$1.00 exchange rate.

Reserves have been drill defined at 60 to 115 metre centres and resources at 125 metre centres. In 2006, the indicated resource at Valley West increased by 71 million tonnes. The increase was largely attributed to the use of higher assumed metal prices. Indicated resources at Valley West and Highmont assume a US$1.64/lb copper price and US$9.50/lb molybdenum price. Resource tonnage is very sensitive to copper prices above US$1.10/lb.

Red Dog
Mine production removed 3.2 million tonnes of reserves from the Main pit in 2006. Although reserves at Main were updated with current geologic and sample information, there was no material change associated with model revisions or pit design. Probable reserves at the Aqqaluk deposit did not change in 2006, although 79 definition drill holes were completed. The Aqqaluk models will be updated in early 2007 when remaining assay results from these holes are available. Proven reserves have been drill defined at 30 metre centres, probable reserves at 60 metre centres and indicated resources at greater than 60 metre centres. All mineral reserves and indicated resources are mineable by open pit and assume a US$0.55/lb zinc price and US$0.25/lb lead price. Operating costs and cut-off grades are based on a 2004 engineering study. Ultimate pit limits will be reviewed in 2007 in light of current costs and metal prices.

Inferred resources are reported for two underground deposits on the basis of an assumed zinc price of US$0.70/lb.

Pend Oreille
Experience gained in mining over the past two years, particularly along the margins of the Pend Oreille orebody, has resulted in reserve reductions beyond normal mining depletion. Reductions are attributed to new mine design, higher operating costs, definition drilling and new grade models. Reserve reductions were partially offset by higher assumed metal prices. Mineral reserves and resources adopt a 4% zinc cut-off which corresponds to an assumed zinc price of US$0.83/lb and lead price of US$0.37/lb. Proven reserves occur between or below mined areas and have been defined by underground development and sampling. Probable reserves were drill defined at 20 metre centres and inferred resources at 80 to 100 metre centres. Inferred resources at Washington Rock assume US$0.60/lb zinc and US$ 0.25/lb lead.

Lennard Shelf
The Lennard Shelf operation resumed operations in early 2007. Mineral resource estimates reported at year-end 2005 have been upgraded to reserve status. Reserve and resource estimates were prepared using an assumed zinc price of US$0.70/lb and lead price of US$0.35/lb, at an assumed exchange rate of A$1 = US$0.75.

Other Resources
Mineral resource estimates at San Nicolas were based on assumed prices of US$0.90/lb copper and US$0.50/lb zinc (2001 study). Historic estimates at Kudz Ze Kayah were prepared in 1995 prior to the adoption of NI 43-101 reporting standards. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101 but are not supported by quality assurance and quality control procedures that conform to current practice. Management has reclassified material from the measured or indicated resource category to the inferred category. Nonetheless, management believes these estimates are reliable and relevant because they are based on engineering studies prepared prior to 2000 in accordance with then-prudent engineering practice.

Elk Valley Coal
Coal reserves are reported in metric tonnes of clean coal after mining and processing losses. Reserve estimates assume a US$65/tonne coking coal price (free on board) at Roberts Bank terminal and include 2.5 million tonnes of thermal coal used for plant operations. Mine production in 2006, at the six operating coal mines, reduced reserves by 22.7 million tonnes. Reserves at Line Creek increased by 4.7 million tonnes due to a revised pit design at Horseshoe Ridge and MSA West Extension. Resources are reported as raw coal, have not been subject to recent economic review and do not include losses for mining and processing. All reserve and resource estimates assume a C$1.18 per US$1.00 exchange rate.

Pogo
During 2006, mine operations removed and milled 312,000 tonnes of ore from reserve. Definition diamond drilling added 346,000 tonnes. Changes in the mine plan added 703,000 tonnes at an average grade of 0.93 g/t gold.

Mineral reserve and resource estimates assume a US$400/oz gold price for reserves and US$450/oz price for resources. Higher assumed operating costs, offset to some extent by the higher gold price, resulted in an increase in cut-off grade, reducing reserves by 1.4 million tonnes.

David Bell
Mine production in 2006 removed 335,000 tonnes from reserves and 6,000 tonnes from resource. Definition drilling transferred 10,000 tonnes from resource to reserve and added 7,000 tonnes of new reserve in previously undefined areas. Refinement of the mine plan transferred 42,000 tonnes from reserve to resource and removed 11,000 tonnes due to stope losses.

Mineral reserve and resource estimates assume a gold price of US$475/oz for reserves and US$525/oz for resources. Higher operating costs, offset to some extent by the higher gold price, reduced reserves by 54,000 tonnes. All reserve and resource estimates assume a C$1.21 per US$1.00 exchange rate.

Williams
Mineral reserve and resource estimates on the Williams property assume a US$475/oz gold price for reserves, US$525/oz price for resources and a C$1.21 per US$1.00 exchange rate. Mine production in 2006 removed 3.4 million tonnes from reserve. The use of higher assumed gold prices added 1.0 million tonnes to the C Zone open pit reserve. During 2006, an increasing proportion of production was mined from the C Zone where mineralization has proven to be diffuse and irregular.

In 2006, open pit and underground production from the C Zone produced significantly fewer ounces than predicted. Additional geologic modelling, changes in economic assumptions and the long-term cost structure of the mine may affect future mineral reserve and resource estimates. An engineering review for the C Zone is expected to be completed by mid 2007.

Other Gold Properties

Mineral resources at Morelos were estimated using an assumed gold price of US$400/oz. A prefeasibility study and additional drill definition of the deposit is under way. Historic estimates on the Lobo-Marte deposits were prepared in a 1998 feasibility study prior to the adoption of NI 43-101 reporting standards. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101 but are not supported by quality assurance and quality control procedures that conform to current practice. Management has reclassified material from the measured or indicated resource category to the inferred category. Nonetheless, management believes these estimates are reliable and relevant because they are based on a feasibility study prepared prior to 2000 in accordance with then-prudent engineering practice.

RISKS AND UNCERTAINTIES

Mineral Reserves and Mineral Resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices and/or production costs, differences in size and grade and recovery rates from those expected and changes in project parameters due to changes in production plans. There are no known environmental, permitting, legal, title, taxation, socio-political, marketing or other issues that are currently expected to materially affect the mineral reserves or resources.

QUALIFIED PERSONS

Estimates of the mineral reserves and resources for the Company's material properties have been prepared under the general supervision of Paul C. Bankes, P.Geo., who is an employee of Teck Cominco. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Dan Gurtler, AIMM, who is an employee of Compañia Minera Antamina. Messrs. Bankes and Gurtler are Qualified Persons for the purposes of National Instrument 43-101. Estimates of reserves and resources at Elkview, Fording River, Greenhills, Coal Mountain, Line Creek and Cardinal River were prepared under the general supervision of Colin McKenny, P. Geol., an employee of Elk Valley Coal Partnership, who is the Qualified Person for the purposes of National Instrument 43–101.

Oil and Gas Resources

FORT HILLS PROJECT

Teck Cominco holds a 15% limited partnership interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project. The Fort Hills Partnership retained independent reserves evaluators Sproule Associates Limited ("Sproule") to prepare an audit of the contingent bitumen resource estimate for the Fort Hills project as at December 31, 2006.

The range of contingent bitumen resources associated with the proposed Fort Hills oil sands project as estimated by Sproule is summarized as follows:

	December 31, 2006 Contingent Bitumen Resource	
	100% (billion barrels)	Teck Cominco Share (15%) (billion barrels)
Low Estimate	3.1	0.46
Best Estimate	4.7	0.71
High Estimate	5.5	0.83

The bitumen estimates in the above table were calculated on the basis of the amount of bitumen that can be mined and recovered in the proposed extraction plant. The "Best Estimate" is the current basis of the conceptual mine plan for the project. The low and high estimates are derived from a Fort Hills Partnership report entitled the "Fort Hills Conceptual Mine Plan Study", completed in March 2006.

A contingent resource for oil and gas reporting purposes is different than a mineral resource. Contingent resources are reported in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook. Contingent resources are defined in the handbook as those quantities of oil and gas that are estimated on a given date to be potentially recoverable from known accumulations but are not currently economic.

In 2006, Teck Cominco delivered on its prime responsibility to provide significant investment value to shareholders. This responsibility is only one of many: we also strive to operate with sensitivity in our treatment of people and cultures. We are a responsible steward of the environment and the natural resources which are the source of our wealth. We prepare responsibly for the exploration and development of future mining operations. And, of course, our senior management adheres to stringent rules of corporate governance and transparency in reporting.



This is my Responsibility

Kristine Young is an assay lab assistant at the Red Dog zinc-lead mine in Alaska. The Red Dog mine is operated by Teck Cominco under an agreement with NANA, a regional native corporation, that provides for royalties, joint management, training and employment and protection of the environment over the life of the project.

Directors



Norman B. Keevil, 69
Univ. of Toronto (B.A. Sc.)
Univ. of California, Berkeley (Ph.D.)
Univ. of British Columbia (Honorary LL.D.)

Currently Chairman of the Board of Teck Cominco. President and CEO of Teck Corporation 1981-2001. Executive Vice President of Teck Corporation from 1968. Lifetime Director of the Mining Association of Canada. Inducted into the Canadian Mining Hall of Fame in January 2004.
(1)



Robert J. Wright, 74
Trinity College, Univ. of Toronto (B.A.)
Osgoode Hall Law School (LL.B.)

Lead Director of the Board since 2000. Chairman of the Board of Teck Corporation 1994-2000. Member of the Board of Cominco 1994-2001. Chairman of the Ontario Securities Commission 1989-1993. Partner with Lang Michener 1964-1989. Chairman and Member of the Executive Committee, Mutual Fund Dealers Association. Director and Member of the Executive Committee, AARC Foundation. Chairman, Armtec Infrastructure Income Fund and a Director of Pathways to Education Canada. Appointed a Member of the Order of Canada, April 1997.
(1), (2), (3), (5)



Donald R. Lindsay, 48
Queen's Univ. (B.Sc., Honours)
Harvard Business School (M.B.A.)

Appointed President of Teck Cominco Limited in January 2005, a Director in February 2005 and Chief Executive Officer in April 2005. Director of Fording (GP) ULC. Former President, CIBC World Markets Inc. 2001-2004. Head, Asia Pacific Region, CIBC 2000-2004. Head, Investment and Corporate Banking, CIBC World Markets Inc. 1997-2004. Head, Global Mining Group, CIBC World Markets Inc. 1989-2004.
(1)



David A. Thompson, 67
London School of Economics (B.Sc. Econ.)
Harvard Business School (Advanced Management Program)

Currently serving as Chair of Vancouver Coastal Health. Deputy Chairman and Chief Executive Officer of Teck Cominco 2001-2005. President and Chief Executive Officer of Cominco 1995-2001. Director of Teck Corporation since 1980 and Cominco since 1986. Director of Fording (GP) UCL. Co-managing Director of Messina (Transvaal) prior to joining Teck in 1980 as Chief Financial Officer.
(4), (7)



J. Brian Aune, 67
Chartered Accountant

Currently President of Alderprise Inc. Chairman of St. James Financial Corporation 1990-2005. Chairman and CEO of Nesbitt Thomson Inc. 1980-1990. Director of Constellation Software Inc., the CSL Group Inc. and Power Financial Corporation.
(1), (3), (4), (5)



Lloyd I. Barber, 74
Univ. of Saskatchewan (B.A. / B.Com.)
Univ. of California, Berkeley (M.B.A.)
Univ. of Washington (Ph.D.)

President Emeritus of the Univ. of Regina since 1990. Trustee of the Fording Canadian Coal Trust. Director of CanWest Global and Greystone Capital Management. Appointed a Companion of the Order of Canada in April 1993.
(3), (4), (6)



Jalynn H. Bennett, 64
Univ. of Toronto (B.A. Economics)

President of Jalynn H. Bennett and Associates Ltd. Director of CIBC, Nortel Networks Limited, Nortel Networks Corporation and Cadillac Fairview Corporation Limited. Director of the Hospital for Sick Kids Foundation; a Member of the Lawrence National Centre for Policy and Management Advisory Council, Richard Ivey School of Business and the Canadian Millennium Scholarship Foundation.
(2), (5)



Hugh J. Bolton, 68
Chartered Accountant
Univ. of Alberta (B.A. Economics)

Currently Chairman of Epcor Utilities Inc. Chairman and CEO of Coopers & Lybrand Canada 1991-1998. Managing Partner of Coopers & Lybrand Canada 1984-1990. Director of the Toronto Dominion Bank, Canadian National Railway Company, WestJet Airlines Ltd., Matrikon Inc. and the Shock Trauma Air Rescue Society (STARS).
(2), (3)



Norman B. Keevil III, 43
Univ. of British Columbia (B.A. Sc. Mechanical Engineering)

Currently COO and Vice President of Engineering with Triton Logging Inc. Former President and CEO of Pyramid Automation Ltd.
(6)



Takashi Kuriyama, 56
Akita Univ. (B.A. Engineering)

Executive Vice President and Director of Sumitomo Metal Mining America Inc. and Director of several subsidiaries of Sumitomo Metal Mining America Inc.
(6)



Takuro Mochihara, 61
Univ. of Tokyo, Faculty of Law

Currently, Director and Senior Managing Executive Officer, Sumitomo Metal Mining Co. Ltd. Held managerial positions at Mitsubishi Canada Ltd. and Mitsubishi Corp. 1986-2000.
(1)



Derek G. Pannell, 60
Metallurgical Engineer
Imperial College, London, England (B.A. Sc)
Honorary Professor of the Universidad Nacional de Ingenéria, Lima, Peru

Managing Partner of Brookfield Asset Management. President and Chief Operating Officer of Noranda/Falconbridge Limited from 2001 to October 2006. Former Chair of the Mining Association of Canada and Board member of the International Council on Mining and Metals.
(6), (7)



Warren S. R. Seyffert Q.C., 66
Univ. of Toronto Law School (LL.B.)
York Univ., Osgoode Hall (LL.M.)

Counsel to Lang Michener. Former Chair of the Partnership, Managing Partner, Lang Michener. Former lecturer "Law of Corporate Management", Osgoode Hall Law School. Director of Allstate Insurance Company of Canada, Pafco Insurance Company, Pembridge Insurance Company, the Kensington Health Centre, the Kensingston Foundation and St. Andrew Goldfields Ltd. Honorary Trustee of the Royal Ontario Museum.
(6)



Keith E. Steeves, 74
Chartered Accountant

Officer of Teck Corporation 1981-1996. Senior Vice President Finance and Administration at Bethlehem Copper Corporation until 1981. Member of the British Columbia and the Canadian Institutes of Chartered Accountants and the British Columbia and the Canadian Financial Executives Institutes.
(2), (4), (7)



Chris M. T. Thompson, 59
Rhodes Univ., SA (B.A. Law & Economics)
Bradford Univ., UK (M.Sc.)

Currently serving as Director of Frontera Copper Corporation. CEO and Chairman of the Board of Gold Fields Ltd. 1998-2002. Chairman of the Board of Gold Fields Ltd. until November 2005. Chairman of the World Gold Council 2002-2005.
(1), (2), (5), (6), (7)

NOTES:

(1) Member of the Executive Committee of the Board
(2) Member of the Audit Committee of the Board
(3) Member of the Compensation Committee of the Board
(4) Member of the Pension Committee of the Board
(5) Member of the Corporate Governance & Nominating Committee of the Board
(6) Member of the Environment, Health & Safety Committee of the Board
(7) Reserves Committee of the Board

Officers

Norman B. Keevil
Chairman

Robert J. Wright
Lead Director

Donald R. Lindsay
President and Chief Executive Officer

Peter Kukielski
Executive Vice President and Chief Operating Officer

Douglas H. Horswill
Senior Vice President, Environment and Corporate Affairs

G. Leonard Manuel
Senior Vice President and General Counsel

Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer

Peter C. Rozee
Senior Vice President, Commercial Affairs

Ronald J. Vance
Senior Vice President, Corporate Development

Michael E. Agg
Vice President, Refining and Metal Sales

Michael J. Allan
Vice President, Engineering

Dale E. Andres
Vice President, International Mining

Fred S. Daley
Vice President, Exploration

Michel P. Filion
Vice President, Environment, Health and Safety

Gary M. Jones
Vice President, Business Development

Robert G. Scott
Vice President, North American Mining

Andrew A. Stonkus
Vice President, Concentrate Marketing

John F. H. Thompson
Vice President, Technology

James A. Utley
Vice President, Human Resources

Gregory A. Waller
Vice President, Investor Relations and Strategic Analysis

Karen L. Dunfee
Corporate Secretary

Howard C. Chu
Controller

Lawrence A. Mackwood
Treasurer

Anthony A. Zoobkoff
Senior Counsel and Assistant Secretary

Corporate Information

Share Price on the Toronto Stock Exchange

2006	High	Low	Close	Volume
		Class A Shares		
Q1	$ 85.00	$ 62.72	$ 77.00	186,664
Q2	89.49	64.80	72.71	298,561
Q3	90.26	68.00	73.50	257,512
Q4	97.00	69.06	89.70	130,630
				873,367
		Class B Shares		
Q1	$ 78.14	$ 61.58	$ 75.14	78,205,843
Q2	87.75	57.55	66.98	160,645,473
Q3	82.80	63.45	70.00	109,864,685
Q4	95.16	65.06	87.90	82,461,978
				431,177,979

Stock Exchanges

The Class A common and Class B subordinate voting shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B respectively.

The Class B subordinate voting shares are also listed on the New York Stock Exchange under the symbol TCK.

Dividends, Class A & B Shares

Amount per Share	Payment Date
$ 1.00	July 4, 2006
$ 1.00	January 3, 2007

Shares Outstanding

End of 2006	
Class A common	4,673,453
Class B subordinate voting	211,153,069

Number of Employees 7,316

Annual Information Form

The Company prepares an Annual Information Form (AIF) which is filed with the securities commissions or similar bodies in all the provinces of Canada. Copies of the AIF and annual and quarterly reports are available on request or at the Company's website, **www.teckcominco.com.**

Shareholder Relations

Karen L. Dunfee, Corporate Secretary
Greg Waller, Vice President, Investor Relations and Strategic Analysis

Transfer Agents

Inquiries regarding change of address, stock transfer, registered shareholdings, dividends or lost certificates should be directed to the Company's Registrar and Transfer Agent:

CIBC Mellon Trust Company
1600–1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1
CIBC Mellon Trust Company provides an Answerline Service for the convenience of shareholders:
Toll-free in Canada and the U.S.
1-800-387-0825
Outside Canada and the U.S.
(416) 643-5500
Email: inquiries@cibcmellon.com

Mellon Investor Services LLC
Class A and Class B shares
480 Washington Boulevard
Jersey City, New Jersey
U.S.A. 07310-1900
1-201-680-6578
www.melloninvestor.com

Auditors

PricewaterhouseCoopers LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia
V6C 3S7

This is

teckcominco

Community

Environment

Achievement

Sustainability









Stewardship

Collaboration

Technology

Diversification



Teck Cominco Limited

600 – 200 Burrard Street
Vancouver, BC
Canada V6C 3L9

T: 604.687.1117
F: 604.687.6100

www.teckcominco.com



END

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